FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Table of Contents

Item

1.	December 2012, (Spanish) Financial Statements.

IMPORTANT NOTICE

Santander-Chile is a Chilean bank and maintains its financial books and records in Chilean pesos. The audited consolidated financial statements included in this report have been prepared in accordance with Chilean accounting principles issued by the Superintendency of Banks and Financial Institutions "Chilean Bank GAAP" and the "SBIF," respectively). The accounting principles issued by the SBIF are substantially similar to IFRS but there are some exceptions. Therefore, the annual financial statements included in this 6K will have some differences compared to the financial statements that will be filed in our Annual Report on Form 20-F for the year ended December 31, 2012 (the "Annual Report"). For further details and a discussion on main differences between Chilean Bank GAAP and IFRS refer to "Item 5. Operating and Financial Review and Prospects. —A. Accounting Standards Applied in 2011" of our Annual Report.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: March 4, 2013

ESTADOS

FINANCIEROS 2012

Banco Santander Chile

Santander

CONTENIDO

Estados Financieros Consolidados

ESTADOS DE SITUACIÓN FINANCIERA CONSOLIDADOS	5
ESTADOS CONSOLIDADOS DE RESULTADOS	6
ESTADOS CONSOLIDADOS DE RESULTADOS INTEGRALES	7
ESTADOS CONSOLIDADOS DE CAMBIOS EN EL PATRIMONIO	8
ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO	9

Notas a los Estados Financieros Consolidados

NOTA N°01 - PRINCIPALES CRITERIOS CONTABLES UTILIZADOS	11
NOTA N°02 - CAMBIOS CONTABLES	40
NOTA N°03 - HECHOS RELEVANTES	41
NOTA N°04 - SEGMENTOS DE NEGOCIO	43
NOTA N°05 - EFECTIVO Y EQUIVALENTE DE EFECTIVO	47
NOTA N°06 - INSTRUMENTOS PARA NEGOCIACIÓN	48
NOTA N°07 - OPERACIONES CON PACTO DE RETROCOMPRA Y PRÉSTAMOS DE VALORES	49
NOTA N°08 - CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES	52
NOTA N°09 - ADEUDADO POR BANCOS	59
NOTA N°10 - CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES	60
NOTA N°11 - COMPRAS, VENTAS, SUSTITUCIONES DE COLOCACIONES	67
NOTA N°12 - INSTRUMENTOS DE INVERSIÓN	70
NOTA N°13 - INVERSIONES EN SOCIEDADES	74
NOTA N°14 - INTANGIBLES	76
NOTA N°15 - ACTIVO FIJO	78
NOTA N°16 - IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS	82
NOTA N°17 - OTROS ACTIVOS	86
NOTA N°18 - DEPÓSITOS Y OTRAS CAPTACIONES	87
NOTA N°19 - OBLIGACIONES CON BANCOS	88
NOTA N°20 - INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES	90
NOTA N°21 - VENCIMIENTO DE ACTIVOS Y PASIVOS	96
NOTA N°22 - PROVISIONES	98
NOTA N°23 - OTROS PASIVOS	100
NOTA N°24 - CONTINGENCIAS Y COMPROMISOS	101
NOTA N°25 - PATRIMONIO	103
NOTA N°26 - REQUERIMIENTOS DE CAPITAL (BASILEA)	106
NOTA N°27 - INTERES NO CONTROLADOR (MINORITARIOS)	108
NOTA N°28 - INTERESES Y REAJUSTES	110
NOTA N°29 - COMISIONES	112
NOTA N°30 - RESULTADOS DE OPERACIONES FINANCIERAS	113
NOTA N°31 - RESULTADO NETO DE CAMBIO	113
NOTA N°32 - PROVISIONES POR RIESGO DE CRÉDITO	114
NOTA N°33 - REMUNERACIONES Y GASTOS DEL PERSONAL	115
NOTA N°34 - GASTOS DE ADMINISTRACIÓN	119
NOTA N°35 - DEPRECIACIONES, AMORTIZACIONES Y DETERIOROS	120
NOTA N°36 - OTROS INGRESOS Y GASTOS OPERACIONALES	121
NOTA N°37 - OPERACIONES CON PARTES RELACIONADAS	123
NOTA N°38 - PLANES DE PENSIONES	128
NOTA N°39 - VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS	131
NOTA N°40 - ADMINISTRACIÓN DE RIESGOS	137
NOTA N°41 - HECHOS POSTERIORES	150

Deloitte
Auditores y Consultores Limitada
RUT: 80.276.200-3
Rosario Norte 407
Las Condes, Santiago
Chile
Fono: (56-2) 2729 7000
Fax: (56-2) 2374 9177
e-mail: deloittechile@deloitte.com
www.deloitte.cl

INFORME DE LOS AUDITORES INDEPENDIENTES

A los señores Accionistas de

Banco Santander Chile

Hemos efectuado una auditoría a los estados financieros consolidados adjuntos de Banco Santander Chile y afiliadas, que comprenden los estados de situación financiera consolidados al 31 de diciembre de 2012 y 2011, y los correspondientes estados consolidados de resultados, de resultados integrales, de cambios en el patrimonio y de flujos de efectivo por los años terminados en esas fechas y las correspondientes notas a los estados financieros consolidados.

Responsabilidad de la Administración por los estados financieros consolidados

La Administración es responsable por la preparación y presentación razonable de estos estados financieros consolidados de acuerdo con Normas Contables e instrucciones impartidas por la Superintendencia de Bancos e Instituciones Financieras. Esta responsabilidad incluye el diseño, implementación y mantención de un control interno pertinente para la preparación y presentación razonable de estados financieros consolidados que estén exentos de representaciones incorrectas significativas, ya sea debido a fraude o error.

Responsabilidad del Auditor

Nuestra responsabilidad consiste en expresar una opinión sobre estos estados financieros consolidados a base de nuestras auditorías. Efectuamos nuestras auditorías de acuerdo con las normas de auditoría generalmente aceptadas en Chile. Tales normas requieren que planifiquemos y realicemos nuestro trabajo con el objeto de lograr un razonable grado de seguridad de que los estados financieros consolidados están exentos de representaciones incorrectas significativas.

Una auditoría comprende efectuar procedimientos para obtener evidencia de auditoría sobre los montos y revelaciones en los estados financieros consolidados. Los procedimientos seleccionados dependen del juicio del auditor, incluyendo la evaluación de los riesgos de representaciones incorrectas significativas de los estados financieros consolidados, ya sea debido a fraude o error. Al efectuar estas evaluaciones de los riesgos, el auditor considera el control interno pertinente para la preparación y presentación razonable de los estados financieros consolidados del Banco con el objeto de diseñar procedimientos de auditoría que sean apropiados en las circunstancias, pero sin el propósito de expresar una opinión sobre la efectividad del control interno del Banco. En consecuencia, no expresamos tal opinión. Una auditoría incluye, también, evaluar lo apropiadas que son las políticas contables utilizadas y la razonabilidad de las estimaciones contables significativas efectuadas por la Administración, así como una evaluación de la presentación general de los estados financieros consolidados.

Consideramos que la evidencia de auditoría que hemos obtenido es suficiente y apropiada para proporcionarnos una base para nuestra opinión de auditoría.

Opinión

En nuestra opinión, los mencionados estados financieros consolidados presentan razonablemente, en todos sus aspectos significativos, la situación financiera del Banco Santander Chile y afiliadas al 31 de diciembre de 2012 y 2011 y los resultados de sus operaciones y los flujos de efectivo por los años terminados en esas fechas de acuerdo con Normas Contables e instrucciones impartidas por la Superintendencia de Bancos e Instituciones Financieras.

Enero 21, 2013

Santiago, Chile

/s/ Mauricio Farías N.

Mauricio Farías N.

Banco Santander Chile y Afiliadas

ESTADOS DE SITUACIÓN FINANCIERA CONSOLIDADOS

		Al 31 de Diciembre de
		2012	2011
	NOTA	MM$	MM$

ACTIVOS
Efectivo y depósitos en bancos	5	1.250.414	2.793.701
Operaciones con liquidación en curso	5	520.267	276.454
Instrumentos para negociación	6	338.287	409.763
Contratos de retrocompra y préstamos de valores	7	6.993	12.928
Contratos de derivados financieros	8	1.293.212	1.601.896
Adeudado por bancos	9	90.527	87.541
Créditos y cuentas por cobrar a clientes	10	18.325.957	16.823.407
Instrumentos de inversión disponibles para la venta	12	1.826.158	1.661.311
Instrumentos de inversión hasta el vencimiento	12	-	-
Inversiones en sociedades	13	7.614	8.728
Intangibles	14	87.347	80.739
Activo fijo	15	162.214	153.059
Impuestos corrientes	16	10.227	37.253
Impuestos diferidos	16	186.210	147.754
Otros activos	17	656.200	546.470
TOTAL ACTIVOS		24.761.627	24.641.004
PASIVOS
Depósitos y otras obligaciones a la vista	18	4.970.019	4.413.815
Operaciones con liquidación en curso	5	284.953	89.486
Contratos de retrocompra y préstamos de valores	7	304.117	544.381
Depósitos y otras captaciones a plazo	18	9.112.213	8.921.114
Contratos de derivados financieros	8	1.146.161	1.292.402
Obligaciones con bancos	19	1.438.003	1.920.092
Instrumentos de deuda emitidos	20	4.571.289	4.623.239
Otras obligaciones financieras	20	192.611	176.599
Impuestos corrientes	16	525	1.498
Impuestos diferidos	16	9.544	5.315
Provisiones	22	220.993	219.063
Otros pasivos	23	341.274	398.977

TOTAL PASIVOS		22.591.702	22.605.981
PATRIMONIO

Atribuible a tenedores patrimoniales del Banco:		2.135.660	2.001.222
Capital	25	891.303	891.303
Reservas	25	976.561	802.528
Cuentas de valoración	25	(3.781)	2.832
Utilidades retenidas	25	271.577	304.559
Utilidades retenidas de ejercicios anteriores	25	-	-
Utilidad del ejercicio	25	387.967	435.084
Menos: Provisión para dividendos mínimos	25	(116.390)	(130.525)
Interés no controlador	27	34.265	33.801

TOTAL PATRIMONIO		2.169.925	2.035.023

TOTAL PASIVOS Y PATRIMONIO		24.761.627	24.641.004

Estados Financieros 2012 / Banco Santander Chile 2

Banco Santander Chile y Afiliadas

ESTADOS CONSOLIDADOS DE RESULTADOS

Por los ejercicios terminados el

		31 de Diciembre de
		2012	2011
	NOTA	MM$	MM$

RESULTADOS OPERACIONALES

Ingresos por intereses y reajustes	28	1.890.953	1.768.735
Gastos por intereses y reajustes	28	(848.219)	(796.435)

Ingreso neto por intereses y reajustes		1.042.734	972.300

Ingresos por comisiones	29	360.427	363.041
Gastos por comisiones	29	(89.855)	(85.205)

Ingreso neto por comisiones		270.572	277.836

Utilidad (pérdida) neta de operaciones financieras	30	(64.079)	170.857
Utilidad (pérdida) de cambio neta	31	146.378	(76.660)
Otros ingresos operacionales	36	19.758	27.100

Total ingresos operacionales		1.415.363	1.371.433

Provisiones por riesgo de crédito	32	(366.702)	(282.527)

INGRESO OPERACIONAL NETO		1.048.661	1.088.906

Remuneraciones y gastos del personal	33	(300.298)	(280.613)
Gastos de administración	34	(183.379)	(166.825)
Depreciaciones y amortizaciones	35	(56.369)	(53.466)
Deterioro	35	(90)	(116)
Otros gastos operacionales	36	(65.105)	(66.558)

Total gastos operacionales		(605.241)	(567.578)

RESULTADO OPERACIONAL		443.420	521.328

Resultado por inversiones en sociedades	13	267	2.140

Resultado antes de impuesto a la renta		443.687	523.468

Impuesto a la renta	16	(51.095)	(83.453)

UTILIDAD CONSOLIDADA DEL EJERCICIO		392.592	440.015

Atribuible a:
Tenedores patrimoniales del Banco		387.967	435.084
Interés no controlador	27	4.625	4.931

Utilidad por acción atribuible a tenedores patrimoniales del Banco:
(expresada en pesos)
Utilidad básica	25	2,059	2,309
Utilidad diluida	25	2,059	2,309

Estados Financieros 2012 / Banco Santander Chile 3

Banco Santander Chile y Afiliadas

ESTADOS CONSOLIDADOS DE RESULTADOS INTEGRALES

Por los ejercicios terminados el

		31 de Diciembre de
		2012	2011
	NOTA	MM$	MM$
UTILIDAD CONSOLIDADA DEL EJERCICIO		392.592	440.015

OTROS RESULTADOS INTEGRALES

Instrumentos de inversión disponibles para la venta	12	(13.060)	21.639
Coberturas de flujo de efectivo	25	4.921	(11.564)

Otros resultados integrales antes de impuesto a la renta		(8.139)	10.075

Impuesto a la renta relacionado con otros resultados integrales	16	1.572	(1.880)

Total de otros resultados integrales		(6.567)	8.195

RESULTADOS INTEGRALES CONSOLIDADOS DEL EJERCICIO		386.025	448.210

Atribuible a :
Tenedores patrimoniales del Banco		381.354	443.096
Interés no controlador	27	4.671	5.114

Estados Financieros 2012 / Banco Santander Chile 4

Banco Santander Chile y Afiliadas

ESTADOS CONSOLIDADOS DE CAMBIOS EN EL PATRIMONIO

Por los ejercicios terminados el 31 de Diciembre de 2012 y 2011

		RESERVAS		CUENTAS DE VALORACION			UTILIDADES RETENIDAS
	Capital	Reservas y otras utilidades retenidas	Fusión de sociedades bajo control común	Instrumentos de Inversión disponibles para la venta	Coberturas de flujo de efectivo	Impuesto a la renta	Utilidades retenidas de ejercicios anteriores	Utilidades del ejercicio	Provisión para dividendo mínimo	Total atribuible a tenedores patrimoniales	Interés no controlador	Total Patrimonio
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Saldos al 31 de Diciembre de 2010	891.303	613.891	(2.224)	(18.341)	11.958	1.203	-	477.155	(143.147)	1.831.798	31.809	1.863.607
Distribución resultado ejercicio anterior	-	-	-	-	-	-	477.155	(477.155)	-	-	-	-
Saldos al 01 de Enero de 2011	891.303	613.891	(2.224)	(18.341)	11.958	1.203	477.155	-	(143.147)	1.831.798	31.809	1.863.607
Aumento o disminución de capital y reservas	-	-	-	-	-	-	-	-	-	-	-	-
Dividendos/retiros realizados	-	-	-	-	-	-	(286.294)	-	143.147	(143.147)	(3.122)	(146.269)
Otros movimientos patrimoniales	-	190.861	-	-	-	-	(190.861)	-	-	-	-	-
Provisiones para dividendos mínimos	-	-	-	-	-	-	-	-	(130.525)	(130.525)	-	(130.525)
Subtotales	-	190.861	-	-	-	-	(477.155)	-	12.622	(273.672)	(3.122)	(276.794)
Otros resultados integrales	-	-	-	21.418	(11.564)	(1.842)	-	-	-	8.012	183	8.195
Resultado del ejercicio	-	-	-	-	-	-	-	435.084	-	435.084	4.931	440.015
Subtotales	-	-	-	21.418	(11.564)	(1.842)	-	435.084	-	443.096	5.114	448.210
Patrimonio al 31 de Diciembre de 2011	891.303	804.752	(2.224)	3.077	394	(639)	-	435.084	(130.525)	2.001.222	33.801	2.035.023

Patrimonio al 31 de Diciembre de 2011	891.303	804.752	(2.224)	3.077	394	(639)	-	435.084	(130.525)	2.001.222	33.801	2.035.023
Distribución resultado ejercicio anterior	-	-	-	-	-	-	435.084	(435.084)	-	-	-	-
Saldos al 01 de Enero de 2012	891.303	804.752	(2.224)	3.077	394	(639)	435.084	-	(130.525)	2.001.222	33.801	2.035.023
Aumento o disminución de capital y reservas	-	-	-	-	-	-	-	-	-	-	-	-
Dividendos/retiros realizados	-	-	-	-	-	-	(261.051)	-	130.525	(130.526)	(4.207)	(134.733)
Otros movimientos patrimoniales	-	174.033	-	-	-	-	(174.033)	-	-	-	-	-
Provisión para dividendos mínimos	-	-	-	-	-	-	-	-	(116.390)	(116.390)	-	(116.390)
Subtotales	-	174.033	-	-	-	-	(435.084)	-	14.135	(246.916)	(4.207)	(251.123)
Otros resultados integrales	-	-	-	(13.118)	4.921	1.584	-	-	-	(6.613)	46	(6.567)
Resultado del ejercicio	-	-	-	-	-	-	-	387.967	-	387.967	4.625	392.592
Subtotales	-	-	-	(13.118)	4.921	1.584	-	387.967	-	381.354	4.671	386.025
Saldos al 31 de Diciembre de 2012	891.303	978.785	(2.224)	(10.041)	5.315	945	-	387.967	(116.390)	2.135.660	34.265	2.169.925

Período	Resultado atribuible a tenedores patrimoniales	Destinado a reservas	Destinado a dividendos	Porcentaje distribuido	N° de acciones	Dividendo por acción (en pesos)
	MM$	MM$	MM$	%

Año 2011 (Junta Accionistas Abril 2012)	435.084	174.033	261.051	60	188.446.126.794	1,385

Año 2010 (Junta Accionistas Abril 2011)	477.155	190.861	286.294	60	188.446.126.794	1,519

Estados Financieros 2012 / Banco Santander Chile 5

Banco Santander Chile y Afiliadas

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO

Por los ejercicios terminados el

		31 de Diciembre de
		2012	2011
	NOTA	MM$	MM$

A – FLUJOS DE EFECTIVO DE LAS ACTIVIDADES DE OPERACIÓN:
UTILIDAD CONSOLIDADA ANTES DE IMPUESTO A LA RENTA		443.687	523.468
Cargos (abonos) a resultados que no significan movimiento de efectivo		(887.722)	(916.135)
Depreciaciones y amortizaciones	35	56.369	53.466
Deterioro de activo fijo	15	90	116
Provisiones por activos riesgosos	32	399.717	318.352
Provisión ajuste a valor de mercado de inversiones		(9.978)	(5.331)
Utilidad por inversiones en sociedades	13	(267)	(2.140)
Utilidad en venta de bienes recibidos en pago	36	(9.307)	(13.980)
Provisiones por bienes recibidos en pago	36	3.902	3.169
Utilidad en venta de participación en otras sociedades	36	(599)	-
Utilidad en venta de activos fijos	36	(9.194)	(11.863)
Castigo de bienes recibidos en pago	36	9.180	9.878
Ingresos netos por intereses	28	(1.042.734)	(972.300)
Ingresos netos comisiones	29	(270.572)	(277.836)
Otros cargos (abonos) a resultado que no significan movimientos de efectivo		18.324	14.130
Cambios en los activos y pasivos por impuestos diferidos	16	(32.653)	(31.796)

Aumento/disminución de activos y pasivos de operación		(574.017)	1.872.978
Aumento de créditos y cuentas por cobrar a clientes		(1.272.687)	(1.498.981)
Aumento de inversiones financieras		(93.372)	(217.426)
Disminución por contratos de retrocompra (activos)		5.935	158.057
Aumento de adeudados por bancos		(2.985)	(17.869)
Disminución de bienes recibidos o adjudicados en pago		45.280	45.773
Aumento de acreedores en cuentas corrientes		462.367	213.424
Aumento de depósitos y otras captaciones a plazo		195.535	1.652.580
Disminución de obligaciones con bancos del país		-	-
Aumento (disminución) de otras obligaciones a la vista o a plazo		93.838	(36.043)
Aumento (disminución) de obligaciones con bancos del exterior		(481.677)	336.614
Disminución de obligaciones con el Banco Central de Chile		(412)	(497)
Aumento (disminución) por contratos de retrocompra (pasivos)		(240.264)	249.656
Aumento por otras obligaciones financieras		16.012	10.310
Aumento neto de otros activos y pasivos		(631.817)	(411.734)
Rescate de letras de crédito		(45.830)	(86.747)
Emisión de bonos corrientes		623.457	590.250
Rescate de bonos corrientes y pago de intereses		(507.369)	(283.570)
Intereses y reajustes percibidos		1.910.729	1.787.128
Intereses y reajustes pagados		(871.130)	(813.125)
Dividendos recibidos de inversiones en sociedades	13	896	795
Comisiones percibidas	29	360.427	363.041
Comisiones pagadas	29	(89.855)	(85.205)
Impuesto a la renta	16	(51.095)	(83.453)
Total flujos usados en actividades operacionales		(1.018.052)	1.480.311

Estados Financieros 2012 / Banco Santander Chile 6

Banco Santander Chile y Afiliadas

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO

Por los ejercicios terminados el

		31 de Diciembre de
		2012	2011
	NOTA	MM$	MM$

B – FLUJO DE EFECTIVO DE LAS ACTIVIDADES DE INVERSION:
Adquisiciones de activos fijos	15	(36.738)	(26.689)
Enajenaciones de activos fijos	15	6.573	8.645
Adquisiciones de inversiones en sociedades	13	(61)	-
Enajenaciones de inversiones en sociedades	13	401	-
Adquisiciones de activos intangibles	14	(42.261)	(34.051)
Total flujos usados en actividades de inversión		(72.086)	(52.095)

C – FLUJO DE EFECTIVO DE LAS ACTIVIDADES DE FINANCIAMIENTO:
Originados por actividades de financiamiento de tenedores patrimoniales		(396.932)	(209.715)
Emisión de bonos subordinados		-	111.458
Rescate de bonos subordinados y pago de intereses		(135.881)	(34.879)
Dividendos pagados		(261.051)	(286.294)
Originados por actividades de financiamiento del interés no controlador		(4.207)	(3.122)
Dividendos y/o retiros pagados		(4.207)	(3.122)
Total flujos usados en actividades de financiamiento		(401.139)	(212.837)

D – VARIACION EFECTIVO Y EFECTIVO EQUIVALENTE DURANTE EL EJERCICIO		(1.491.277)	1.215.379

E – EFECTO DE LAS VARIACIONES DE LOS TIPO DE CAMBIO		(3.664)	(71.151)

F – SALDO INICIAL DE EFECTIVO Y EQUIVALENTE DE EFECTIVO		2.980.669	1.836.441

SALDO FINAL DE EFECTIVO Y EQUIVALENTE DE EFECTIVO	5	1.485.728	2.980.669

	Al 31 de Diciembre de
Conciliación de provisiones para el Estado Consolidado de Flujos de Efectivo	2012	2011
	MM$	MM$

Provisiones por riesgo crédito para el Estado de Flujos de Efectivo	399.717	318.352
Recuperación de créditos castigados	(33.015)	(35.825)
Gasto por provisiones por riesgo crédito	366.702	282.527

Estados Financieros 2012 / Banco Santander Chile 7

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N° 01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS

INFORMACIÓN CORPORATIVA

Banco Santander Chile (ex–Banco Santiago) es una sociedad anónima bancaria, organizada bajo las leyes de la República de Chile, domiciliada en calle Bandera N°140 Santiago, que provee una amplia gama de servicios bancarios generales a sus clientes, que son desde personas a grandes corporaciones. Banco Santander Chile y sus afiliadas (conjuntamente referidas más adelante como “Banco” o “Banco Santander Chile”) ofrecen servicios bancarios comerciales y de consumo, además de otros servicios, incluyendo factoring, recaudaciones, leasing, valores y corretaje de seguros, fondos mutuos y administración de fondos de inversión e inversiones bancarias.

Con fecha 18 de Julio de 2002 se celebró la Junta Extraordinaria de Accionistas de Banco Santiago, cuya acta se redujo a escritura pública con fecha 19 de Julio de 2002, en la Notaría de Santiago de doña Nancy de la Fuente Hernández, en la cual se acordó la fusión de Banco Santander Chile con Banco Santiago, mediante la incorporación del primero a este último, adquiriendo éste los activos y pasivos de aquel, y se acordó además la disolución anticipada de Banco Santander Chile y el cambio de nombre de Banco Santiago a Banco Santander Chile. Dicho cambio fue autorizado por Resolución N°79 de la Superintendencia de Bancos e Instituciones Financieras, dictada con fecha 26 de Julio del 2002, publicada en el Diario Oficial el día 01 de Agosto de 2002 e inscrita a fojas 19.992 número 16.346 del año 2002 en el Registro de Comercio del Conservador de Bienes Raíces de Santiago.

Además de las reformas a los estatutos anteriormente enunciados, estos han sido modificados en diversas oportunidades, siendo la última modificación la acordada en Junta Extraordinaria de Accionistas celebrada el 24 de Abril de 2007, cuya acta se redujo a escritura pública el 24 de Mayo de 2007 en la Notaría de Nancy de la Fuente Hernández. Esta reforma se aprobó por Resolución N°61 del 6 de Junio de 2007 de la Superintendencia de Bancos e Instituciones Financieras. Un extracto de ella y de la resolución se publicaron en el Diario Oficial del 23 de Junio de 2007 y se inscribieron en el Registro de Comercio de 2007 a fojas 24.064 número 17.563 del citado Conservador.

Por medio de esta última reforma Banco Santander Chile, de acuerdo con sus estatutos y a lo aprobado por la Superintendencia de Bancos e Instituciones Financieras, también podrá usar los nombres Banco Santander Santiago o Santander Santiago o Banco Santander o Santander.

Banco Santander España controla a Banco Santander Chile a través de su participación en Teatinos Siglo XXI Inversiones Ltda. y Santander Chile Holding S.A., las cuales son subsidiarias controladas por Banco Santander España. Al 31 de Diciembre de 2012, Banco Santander España posee o controla directa e indirectamente el 99,5% de Santander Chile Holding S.A. y el 100% de Teatinos Siglo XXI Inversiones Ltda. Esto otorga a Banco Santander España el control sobre el 67,18% de las acciones del Banco.

a)	Bases de preparación

Los presentes Estados Financieros Consolidados han sido preparados de acuerdo al Compendio de Normas Contables e instrucciones emitidas por la Superintendencia de Bancos e Instituciones Financieras (SBIF), organismo fiscalizador que de acuerdo al Artículo 15 de la Ley General de Bancos establece que los bancos deben utilizar los criterios contables dispuestos por esa Superintendencia y en todo aquello que no sea tratado por ella si no se contrapone con sus instrucciones, deben ceñirse a los criterios contables de general aceptación, que corresponden a las normas técnicas emitidas por el Colegio de Contadores de Chile A.G., coincidentes con los estándares internacionales de contabilidad e información financiera (IFRS, por sus siglas en inglés) acordados por el International Accounting Standards Board (IASB). En caso de existir discrepancias entre los principios contables y los criterios contables emitidos por la SBIF (Compendio de Normas Contables e instrucciones) primarán estos últimos.

Las notas a los Estados Financieros contienen información adicional a la presentada en los Estados de Situación Financiera Consolidados, en los Estados de Resultados, Estados de Resultados Integrales, Estados de Cambios en el Patrimonio y en los Estados de Flujos de Efectivo. En ellas se suministra descripciones narrativas o desagregación de tales estados en forma clara, relevante, fiable y comparable.

b)	Bases de preparación de los Estados Financieros

Los Estados Financieros Consolidados, comprenden los estados financieros separados (individuales) del Banco y de las diversas sociedades que participan en la consolidación. Al 31 de Diciembre de 2012 y 2011, e incluyen los ajustes y reclasificaciones necesarios para homogenizar las políticas contables y criterios de valoración, aplicados por el Banco, de acuerdo a las normas establecidas por el Compendio de Normas Contables e instrucciones emitidas por la SBIF.

Estados Financieros 2012 / Banco Santander Chile 8

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N° 01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

i.	Entidades controladas (subsidiarias)

Se consideran “controladas” aquellas sociedades sobre las que el Banco tiene capacidad para ejercer control, capacidad que se manifiesta, en general, aunque no únicamente por la propiedad, directa o indirecta, de al menos el 50% de los derechos sociales de las entidades participadas, aún siendo inferior o nulo este porcentaje si, como consecuencia de acuerdos con accionistas de las mismas, se otorga al Banco dicho control. Se entiende por control el poder de influir significativamente sobre las políticas financieras y operativas de una entidad con el fin de obtener beneficios de sus actividades.

Los estados financieros de las sociedades dependientes son consolidados con los del Banco. De acuerdo a esto, todos los saldos y transacciones entre las sociedades consolidadas se eliminan a través del proceso de consolidación.

Adicionalmente, la participación de terceros en el patrimonio del Banco consolidado es presentada como “Interés no controlador” en el Estado de Situación Financiera Consolidado. Su participación en las utilidades del año es presentada como “Utilidad atribuible a interés no controlador” en el Estados Consolidados de Resultados.

La siguiente tabla muestra las entidades sobre las cuales el Banco tiene la capacidad de ejercer control, por lo tanto forman parte del perímetro de consolidación:

	Porcentaje de Participación
	Al 31 de Diciembre de
Subsidiarias	2012			2011
	Directo %	Indirecto %	Total %	Directo %	Indirecto %	Total %

Santander Corredora de Seguros Limitada	99,75	0,01	99,76	99,75	0,01	99,76
Santander S.A. Corredores de Bolsa	50,59	0,41	51,00	50,59	0,41	51,00
Santander Asset Management S.A. Administradora General de Fondos	99,96	0,02	99,98	99,96	0,02	99,98
Santander Agente de Valores Limitada	99,03	-	99,03	99,03	-	99,03
Santander S.A. Sociedad Securitizadora	99,64	-	99,64	99,64	-	99,64
Santander Servicios de Recaudación y Pagos Limitada	99,90	0,10	100,00	99,90	0,10	100,00

ii.	Entidades de Propósito Especial

De acuerdo a la normativa vigente, el Banco debe analizar constantemente su perímetro de consolidación, teniendo presente que el criterio fundamental a considerar es el grado de control que posea el Banco sobre una determinada entidad y no su porcentaje de participación en el patrimonio.

Específicamente, según lo estipulado por la Norma Internacional de Contabilidad 27 “Estados Financieros Consolidados y Separados” (NIC 27) y el Standard Interpretation Committee 12 “Consolidación – Entidades de Propósito Especial” (SIC 12) emitidas por el IASB, el Banco debe evaluar la existencia de Entidades de Propósito Especial (EPE), las cuales deben ser incluidas en el perímetro de consolidación, siendo sus principales características las siguientes:

-	Las actividades de la EPE han sido dirigidas, en esencia, en nombre de la entidad que presenta los Estados Financieros Consolidados y de acuerdo a sus necesidades específicas de negocio.
-	Se poseen los poderes de decisión necesarios para obtener la mayoría de los beneficios de las actividades de esas entidades y los derechos para obtener la mayoría de los beneficios u otras ventajas de dichas entidades.
-	En esencia, la entidad retiene para sí, la mayoría de los riesgos inherentes a la propiedad o residuales a la EPE o a sus activos, con el fin de obtener los beneficios de sus actividades.

Esta evaluación, está basada en métodos y procedimientos que tienen en consideración los riesgos y beneficios retenidos por el Banco, para lo cual se toman en consideración todos los elementos relevantes entre los que se encuentran las garantías otorgadas o las pérdidas asociadas al cobro de los correspondientes activos que retiene el Banco. Producto de esta evaluación, el Banco concluyó que ejercía control sobre las siguientes entidades, que por lo tanto forman parte del perímetro de consolidación:

-	Santander Gestión de Recaudación y Cobranza Limitada.
-	Multinegocios S.A.
-	Servicios Administrativos y Financieros Limitada.
-	Fiscalex Limitada.
-	Multiservicios de Negocios Limitada.
-	Bansa Santander S.A.

Estados Financieros 2012 / Banco Santander Chile 9

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

iii.	Entidades asociadas

Las entidades asociadas son aquellas entidades sobre las que el Banco tiene capacidad para ejercer una influencia significativa, aunque no control o control conjunto. Habitualmente, esta capacidad se manifiesta en una participación igual o superior al 20% de los derechos de voto de la entidad y se valorizan por el “método de la participación”.

Las siguientes entidades son consideradas “Entidades asociadas”, en las cuales el Banco tiene participación y son reconocidas a través del método de participación:

	Porcentaje de Participación
Entidades Asociadas	Al 31 de Diciembre de
	2012	2011
Redbanc S.A.	33,43%	33,43%
Transbank S.A. (*)	25,00%	32,71%
Centro de Compensación Automatizado	33,33%	33,33%
Sociedad Interbancaria de Depósito de Valores S.A.	29,28%	29,28%
Cámara Compensación de Alto Valor S.A.(*)	14,44%	12,65%
Administrador Financiero del Transantiago S.A.	20,00%	20,00%
Sociedad Nexus S.A.	12,90%	12,90%

(*) ver detalle en Nota 13 Compra Venta de acciones

En el caso de Nexus S.A. y Cámara Compensación de Alto Valor S.A., Banco Santander Chile posee un representante en el Directorio de dichas sociedades, razón por la cual la administración ha concluido que ejerce influencia significativa sobre las mismas.

iv.	Inversiones en otras sociedades

En este rubro son presentadas aquellas entidades en las cuales el Banco no posee control ni influencia significativa. Estas participaciones son presentadas al valor de compra (costo histórico).

c)	Interés no controlador

El interés no controlador representa la porción de las pérdidas y ganancias y los activos netos, de los cuales, directa o indirectamente, el Banco no es dueño. Es presentado separadamente dentro del Estado Consolidado de Resultados, y dentro del patrimonio en el Estado de Situación Financiera Consolidado, separadamente del patrimonio de los accionistas.

En el caso de las Entidades de Propósito Especial, el 100% de sus Resultados y Patrimonios es presentado en interés no controlador, debido a que el Banco solamente tiene control sobre éstas, pero no posee participación.

d)	Segmentos de operación

El Banco revela por separado la información sobre cada uno de los segmentos de operación que:

i.	haya identificado
ii.	exceda de los umbrales cuantitativos fijados de un segmento

Con frecuencia, los segmentos de operación con características económicas similares muestran un rendimiento financiero a largo plazo que es similar. Pueden agregarse dos o más segmentos de operación en uno sólo cuando la agregación resulte coherente con el principio básico de la Norma Internacional de Información Financiera 8 “Segmentos de Operación” (NIIF 8) y los segmentos tengan características económicas parecidas y sean similares en cada uno de los siguientes aspectos:

i.	la naturaleza de los productos y servicios;
ii.	la naturaleza de los procesos de producción;
iii.	el tipo o categoría de clientes a los que se destinan sus productos y servicios;
iv.	los métodos usados para distribuir sus productos o prestar servicios; y
v.	si fuera aplicable, la naturaleza del marco normativo, por ejemplo, bancario, de seguros, o de servicios públicos.

Estados Financieros 2012 / Banco Santander Chile 10

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

El Banco informa por separado sobre cada uno de los segmentos de operación que alcance alguno de los siguientes umbrales cuantitativos:

i.	Sus ingresos de las actividades ordinarias informados, incluyendo tanto las ventas a clientes externos como las ventas o transferencias ínter segmentos, son iguales o superiores al 10 por ciento de los ingresos de las actividades ordinarias combinadas, internos y externos, de todos los segmentos de operación.
ii.	El importe de sus resultados informados es, en términos absolutos, igual o superior al 10 por ciento del importe que sea mayor entre (i) la ganancia combinada informada por todos los segmentos de operación que no hayan presentado pérdidas; y (ii) la pérdida combinada informada por todos los segmentos de operación que hayan presentado pérdidas.
iii.	Sus activos son iguales o superiores al 10 por ciento de los activos combinados de todos los segmentos de operación.

Los segmentos de operación que no alcancen ninguno de los umbrales cuantitativos se podrán considerar segmentos sobre los que debe informarse, en cuyo caso se revelará la información separada sobre los mismos, si la dirección estima que ella podría ser útil para los usuarios de los Estados Financieros.

La información relativa a otras actividades de negocio de los segmentos de operación sobre los que no deba informarse se combina y se revela dentro de la categoría “Otros”.

De acuerdo con lo presentado, los segmentos del Banco se derivaron considerando que un segmento de operación es un componente de una unidad que:

i.	Contrata actividades de negocio de las cuales puede ganar ingresos e incurrir en gastos (incluyendo ingresos y gastos de transacciones con otros componentes de la misma entidad);
ii.	Sus resultados operacionales son regularmente revisados por el administrador de la entidad, quien toma decisiones acerca de los recursos designados al segmento y evalúa su rendimiento; y
iii.	En relación al cual se dispone de información financiera diferenciada.

e)	Moneda funcional y de presentación

El Banco, de acuerdo a la aplicación de la Norma Internacional de Contabilidad 21 “Efectos de las Variaciones en las Tasas de Cambio de la Moneda Extranjera” (NIC 21), ha definido como moneda funcional y de presentación el Peso Chileno, que es la moneda del entorno económico primario en el cual opera el Banco, además obedece a la moneda que influye en la estructura de costos e ingresos.

Por lo tanto, todos los saldos y transacciones denominados en otras monedas diferentes al Peso Chileno son considerados como “moneda extranjera”.

f)	Transacciones en moneda extranjera

El Banco otorga préstamos y recibe depósitos en montos denominados en monedas extranjeras, principalmente en Dólares Americanos. Los activos y pasivos denominados en moneda extranjera, mantenidos por el Banco y Filiales a partir de este año, son convertidos a Pesos Chilenos al tipo de cambio de mercado publicado por Reuters a las 1:30 p.m. del último día hábil del mes, el cual asciende a $ 478,85 por US$ 1 Al 31 de Diciembre de 2012 ($ 520,35 por US$ 1 Al 31 de Diciembre de 2011 para Banco y de US$ 521,46 para Filiales que contabilizaban hasta el año 2011 de acuerdo al tipo de cambio observado informado por el Banco Central de Chile), y que de acuerdo a la evaluación realizada el uso de ese tipo de cambio no causaba diferencias significativas, se ha mantenido tales criterios en los Estados de Situación Financiera Consolidados 2011.

El monto de las ganancias y pérdidas netas de cambio incluye el reconocimiento de los efectos de las variaciones en el tipo de cambio que tienen activos y pasivos denominados en monedas extranjeras y las ganancias o pérdidas por cambio de actuales y futuras transacciones tomadas por el Banco.

Estados Financieros 2012 / Banco Santander Chile 11

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

g)	Definiciones y clasificaciones de instrumentos financieros

i.	Definiciones

Un “Instrumento Financiero” es cualquier contrato que aumenta un activo financiero de una entidad y, simultáneamente, un pasivo financiero o instrumento de capital de otra entidad.

Un “Instrumento de Capital” es un ente jurídico que evidencia una participación residual en los activos de la entidad que lo emite una vez deducidos todos sus pasivos.

Un “Derivado Financiero” es un instrumento financiero cuyo valor cambia como respuesta a los cambios en una variable observable de mercado (tal como un tipo de interés, de cambio, el precio de un instrumento financiero o un índice de mercado, incluyendo las calificaciones crediticias), cuya inversión inicial es muy pequeña en relación a otros instrumentos financieros con respuesta similar a los cambios en las condiciones de mercado y que se liquida, generalmente, en una fecha futura.

Los “Instrumentos Financieros Híbridos” son contratos que incluyen simultáneamente un contrato principal diferente de un derivado junto con un derivado financiero, denominado derivado implícito, que no es individualmente transferible y que tiene el efecto de que algunos de los flujos de efectivo del contrato híbrido varían de la misma manera que lo haría el derivado implícito considerado aisladamente.

ii.	Clasificación de los activos financieros a efectos de valoración

Los activos financieros se presentan agrupados, en primer lugar, dentro de las diferentes categorías en las que se clasifican a efectos de su gestión y valoración.

Los activos financieros se incluyen a efectos de su valoración en alguna de las siguientes carteras:

-	Cartera de instrumentos para negociación (a valor razonable con cambios en resultados): Activos financieros adquiridos con el objeto de beneficiarse a corto plazo de las variaciones que experimenten sus precios. Dentro de esta agrupación se encuentra la cartera de instrumentos para negociación y los contratos de derivados financieros que no se consideran de cobertura contable.

-	Cartera de instrumentos de inversión disponibles para la venta: Valores representativos de deuda no clasificados como “inversión hasta el vencimiento”, “inversiones crediticias” o “a valor razonable con cambios en el Estado Consolidado de Resultados”. Los instrumentos de inversión disponibles para la venta son reconocidos inicialmente al costo, el cual incluye los costos de transacción, y son posteriormente ajustados a su valor razonable según los precios de mercado o valorizaciones obtenidas del uso de modelos internos cuando corresponda. Las utilidades o pérdidas no realizadas originadas por el cambio en el valor razonable son reconocidas con cargo o abono a “cuentas de valoración” dentro de Otros Resultados Integrales en el patrimonio. Cuando estas inversiones son enajenadas o se deterioran, el monto de los ajustes a valor razonable acumulados en Otros Resultados Integrales son traspasados al Estado Consolidado de Resultados bajo “Utilidad neta de operaciones financieras”.

-	Cartera de instrumentos de inversión hasta el vencimiento: Valores representativos de deuda, que se negocien en un mercado activo, que tienen una fecha de vencimiento precisa y dan lugar a pagos en fecha y por cuantías fijas o predeterminables y sobre los que se tiene la intención y capacidad demostrada de mantenerlos hasta el vencimiento. Las inversiones hasta el vencimiento se registran a su valor de costo más intereses y reajustes devengados, menos las provisiones por deterioro constituidas cuando su monto registrado es superior al valor presente de los flujos de caja futuros estimados.

-	Inversiones crediticias (créditos y cuentas por cobrar a clientes o adeudado por bancos): Corresponden al financiamiento concedido a terceros, de acuerdo con la naturaleza del mismo, sea cual sea la naturaleza del prestatario y la forma de financiamiento concedido. Se incluyen créditos y cuentas por cobrar a clientes, adeudado por bancos e incluso las operaciones de arrendamiento financiero en las que el Banco actúa como arrendador.

Estados Financieros 2012 / Banco Santander Chile 12

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

iii.	Clasificación de activos financieros a efectos de presentación

Los activos financieros se incluyen, a efectos de su presentación, según su naturaleza en los Estados Financieros Consolidados, en las siguientes partidas:

-	Efectivo y depósitos en bancos: Este rubro comprende el dinero en efectivo, las cuentas corrientes y los depósitos a la vista en el Banco Central de Chile y en otras entidades financieras del país y del exterior. Los montos colocados en operaciones overnight se seguirán informando en este rubro y en las líneas o ítems que correspondan. Si no se indica un ítem especial para esas operaciones, ellas se incluirán junto con las cuentas que se informan.

-	Operaciones con liquidación en curso: Este rubro comprende los valores de los documentos en canje y los saldos por operaciones realizadas que, de acuerdo con lo pactado, no se liquidan el mismo día y compra de divisas que aún no se reciben.

-	Instrumentos para negociación: Comprende la cartera de instrumentos financieros para negociación y las inversiones en fondos mutuos que deben ser ajustadas a su valor razonable.

-	Contratos de derivados financieros: En este rubro se presentan los contratos de derivados financieros con valores razonables positivos. Incluye tanto los contratos independientes, como los derivados que deben y pueden ser separados de un contrato anfitrión, sean estos de negociación o de cobertura contable, tal como se muestra en la Nota 8 de los Estados de Situación Financiera Consolidados.

-	Derivados de negociación: incluye el valor razonable a favor del Banco de los derivados financieros que no formen parte de coberturas contables, incluido los derivados implícitos segregados de instrumentos financieros híbridos.
-	Derivados de cobertura: incluye el valor razonable a favor del Banco de los derivados designados como instrumentos de cobertura contable, incluido los derivados implícitos segregados de instrumentos financieros híbridos designados como instrumentos de cobertura contable.

-	Adeudado por bancos: En este rubro se presentan los saldos de las operaciones con bancos del país y del exterior, incluido el Banco Central de Chile, distintas de las que se reflejan en los rubros anteriores.

-	Créditos y cuentas por cobrar a clientes: Corresponden a las colocaciones por préstamos, son activos financieros no derivados con cobros fijos o determinados que no se encuentran cotizados en un mercado activo y que el Banco no tiene intención de vender inmediatamente o en el corto plazo. Cuando el Banco es el arrendador en un contrato de arrendamiento y, transfiere substancialmente todos los riesgos y beneficios incidentales sobre el activo arrendado, la transacción se presenta dentro de las colocaciones por préstamos.

-	Instrumentos de inversión: Son clasificados en dos categorías: inversiones hasta el vencimiento e instrumentos disponibles para la venta. La categoría de inversiones hasta el vencimiento incluye sólo aquellos instrumentos en que el Banco tiene la capacidad e intención de mantenerlos hasta su fecha de vencimiento. Los demás instrumentos de inversión se consideran como disponibles para la venta.

iv.	Clasificación de pasivos financieros a efectos de valoración

Los pasivos financieros se presentan agrupados, en primer lugar, dentro de las diferentes categorías en las que se clasifican a efectos de su gestión y valoración.

Los pasivos financieros se incluyen a efectos de su valoración en alguna de las siguientes carteras:

-	Cartera de negociación (a valor razonable con cambios en resultados): Pasivos financieros emitidos con el objetivo de beneficiarse a corto plazo de las variaciones que experimenten sus precios, los derivados financieros que no se consideran de cobertura contable y los pasivos financieros originados por la venta en firme de activos financieros adquiridos temporalmente o recibidos en préstamo (“posiciones cortas de valores”).

-	Pasivos financieros a costo amortizado: Pasivos financieros que no se incluyen en ninguna de las categorías anteriores y que responden a las actividades típicas de captación de fondos de las entidades financieras, cualquiera que sea su forma de instrumentalización y su plazo de vencimiento.

Estados Financieros 2012 / Banco Santander Chile 13

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

v.	Clasificación de pasivos financieros a efectos de presentación

Los pasivos financieros se incluyen, a efectos de su presentación según su naturaleza en los Estados Financieros, en las siguientes partidas:

-	Depósitos y otras obligaciones a la vista: En este rubro se incluyen todas las obligaciones a la vista, con excepción de las cuentas de ahorro a plazo, que por sus características especiales no se consideran a la vista. Se entiende que son obligaciones a la vista aquellas cuyo pago pudo ser requerido en el período, es decir, no se consideran a la vista aquellas operaciones que pasan a ser exigibles el día siguiente del cierre.

-	Operaciones con liquidación en curso: En este rubro se incluyen los saldos por operaciones de compra de activos que no se liquidan el mismo día y por venta de divisas que aún no se entregan.

-	Contratos de retrocompra y préstamos de valores: En este rubro se presentan los saldos correspondientes a las operaciones de venta de instrumentos con pacto y los préstamos de valores. De acuerdo con la normativa vigente, el Banco no registra como cartera propia aquellos papeles comprados con pactos de retroventa.

-	Depósitos y otras captaciones a plazo: En este rubro se presentan los saldos de las operaciones de captación en las cuales se ha establecido un plazo al cabo del cual se tornan exigibles.

-	Contratos de derivados financieros: En este rubro se presentan los contratos de derivados financieros con valores razonables negativos (esto es, en contra del Banco), sean estos de negociación o de cobertura contable, tal como lo demuestra la Nota 8.

-	Derivados de negociación: incluye el valor razonable en contra del Banco de los derivados financieros que no formen parte de coberturas contables, incluido los derivados implícitos segregados de instrumentos financieros híbridos.

-	Derivados de cobertura: incluye el valor razonable en contra del Banco de los derivados designados como instrumentos de cobertura contable, incluido los derivados implícitos segregados de instrumentos financieros híbridos designados como instrumentos de cobertura contable.

-	Obligaciones con bancos: Comprende las obligaciones con otros bancos del país, con bancos del exterior o con el Banco Central de Chile y que no fueron clasificadas en alguna definición anterior.

-	Instrumentos de deuda emitidos: Comprende tres rubros según se trate de obligaciones con letras de crédito, bonos subordinados o bonos corrientes, colocados en el mercado local o en el exterior.

-	Otras obligaciones financieras: En este rubro se incluyen las obligaciones crediticias con personas distintas de otros bancos del país o del exterior o del Banco Central de Chile, correspondientes a financiamientos u operaciones propias del giro.

h)	Valoración y registro de resultados de los activos y pasivos financieros

Generalmente, los activos y pasivos financieros se registran inicialmente por su valor razonable que, salvo evidencia en contrario, es el precio de la transacción. Los instrumentos no valorados por su valor razonable con cambios en resultados se ajustan con los costos de transacción. Posteriormente, y con ocasión de cada cierre contable, se procede a valorarlos de acuerdo con los siguientes criterios:

i.	Valoración de los activos financieros

Los activos financieros, excepto las inversiones crediticias y las inversiones a vencimiento, se valoran a su “valor razonable” sin deducir ningún costo de transacción por su venta.

Se entiende por “valor razonable” de un instrumento financiero, en una fecha dada, el importe por el que podría ser comprado o vendido en esa fecha entre dos partes, en condiciones de independencia mutua e informadas en la materia, que actuasen libre y prudentemente. La referencia más objetiva y habitual del valor razonable de un instrumento financiero es el precio que se pagaría por él en un mercado activo, transparente y profundo (“precio de cotización” o “precio de mercado”).

Estados Financieros 2012 / Banco Santander Chile 14

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

Cuando no existe precio de mercado para un determinado instrumento financiero, se recurre para estimar su valor razonable al establecido en transacciones recientes de instrumentos análogos y, en su defecto, a modelos de valoración suficientemente contrastados por la comunidad financiera internacional, teniéndose en consideración las peculiaridades específicas del instrumento a valorar y, muy especialmente, los distintos tipos de riesgo que el instrumento lleva asociado.

Todos los derivados se registran en el Estado de Situación Financiera Consolidado por su valor razonable desde su fecha de contratación. Si su valor razonable es positivo se registrarán como un activo y si éste es negativo se registrarán como un pasivo. En la fecha de contratación se entiende que, salvo prueba en contrario, su valor razonable es igual al precio de la transacción. Los cambios en el valor razonable de los derivados desde la fecha de contratación se registran con contrapartida en el Estado Consolidado de Resultados en el rubro “Utilidad neta de operaciones financieras”.

Concretamente, el valor razonable de los derivados financieros incluidos en las carteras de negociación se asimila a su cotización diaria y si, por razones excepcionales, no se puede establecer su cotización en una fecha dada, se recurre para valorarlos a métodos similares a los utilizados para valorar los derivados contratados en mercados no organizados. El valor razonable de estos derivados se asimila a la suma de los flujos de caja futuros con origen en el instrumento, descontados a la fecha de la valoración (“valor actual” o “cierre teórico”), utilizándose en el proceso de valoración métodos reconocidos por los mercados financieros: “valor actual neto” o modelos de determinación de precios de opciones, entre otros métodos. Además, dentro del valor razonable de los derivados se incluye el Ajuste de valorización por riesgo de crédito (en inglés Credit Valuation Adjustment o CVA), todo ello con el objetivo de que el valor razonable de cada instrumento incluya el riesgo de crédito de su contraparte.

Las “Inversiones crediticias” y la “Cartera de instrumentos de inversión hasta el vencimiento” se valoran a su “costo amortizado”, utilizándose en su determinación el método del “tipo de interés efectivo”. Por “costo amortizado” se entiende el costo de adquisición de un activo o pasivo financiero corregido (en más o en menos, según sea el caso) por los reembolsos de principal y la parte imputada sistemáticamente al Estado Consolidado de Resultados de la diferencia entre el costo inicial y el correspondiente valor de reembolso al vencimiento. En el caso de los activos financieros, el costo amortizado incluye, además, las correcciones a su valor motivadas por el deterioro que hayan experimentado. En las inversiones crediticias cubiertas por operaciones de cobertura de valor razonable, se registran aquellas variaciones que se produzcan en su valor razonable relacionadas con el riesgo o con los riesgos cubiertos en dichas operaciones de cobertura, los cuales son contabilizados en “Utilidad neta de operaciones financieras”.

El “tipo de interés efectivo” es la tasa de descuento que iguala exactamente el valor inicial de un instrumento financiero a la totalidad de sus flujos de caja estimados por todos los conceptos a lo largo de su vida remanente. Para los instrumentos financieros a tipo de interés fijo, el tipo de interés efectivo coincide con el tipo de interés contractual establecido en el momento de su adquisición más, en su caso, las comisiones y costos de transacción que, por su naturaleza, formen parte de su rendimiento financiero. En los instrumentos financieros a tipo de interés variable, el tipo de interés efectivo coincide con la tasa de rendimiento vigente por todos los conceptos hasta la primera revisión del tipo de interés de referencia que vaya a tener lugar.

Los instrumentos de capital cuyo valor razonable no pueda determinarse de forma suficientemente objetiva y los derivados financieros que tengan como activo subyacente estos instrumentos y se liquiden mediante entrega de los mismos se mantienen a su costo de adquisición, corregido, en su caso, por las pérdidas por deterioro que hayan experimentado.

Los importes por los que figuran registrados los activos financieros representan, en todos los aspectos significativos, el máximo nivel de exposición al riesgo de crédito del Banco en cada fecha de presentación de los estados financieros. El Banco cuenta, por otro lado, con garantías tomadas y otras mejoras crediticias para mitigar su exposición al riesgo de crédito, consistentes, fundamentalmente, en garantías hipotecarias, de instrumentos de capital y personales, bienes cedidos en leasing, activos adquiridos con pacto de retrocompra, préstamos de valores y derivados.

ii.	Valoración de los pasivos financieros

Los pasivos financieros se valoran generalmente a su costo amortizado, tal y como éste ha sido definido anteriormente, excepto por los pasivos financieros designados como partidas cubiertas (o como instrumentos de cobertura) y pasivos financieros mantenidos para negociación, que se valoran a su valor razonable.

Estados Financieros 2012 / Banco Santander Chile 15

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

iii.	Técnicas de valoración

Los instrumentos financieros a valor razonable y determinados por cotizaciones publicadas en mercados activos comprenden deuda pública, deuda privada, acciones, posiciones cortas de valores y renta fija emitida.

En los casos donde no puedan observarse cotizaciones, la Administración realiza su mejor estimación del precio que el mercado fijaría utilizando para ello sus propios modelos internos que utilizan en la mayoría de los casos datos basados en parámetros observables de mercado como inputs significativos y, en limitadas ocasiones, utilizan inputs significativos no observables en datos de mercado. Para realizar esta estimación, se utilizan diversas técnicas, incluyendo la extrapolación de datos observables del mercado.

La mejor evidencia del valor razonable de un instrumento financiero en el momento inicial es el precio de la transacción, salvo que el valor de dicho instrumento pueda ser obtenido de otras transacciones realizadas en el mercado con el mismo o similar instrumento, o valorarse usando una técnica de valoración donde las variables utilizadas incluyan sólo datos observables en el mercado, principalmente tipos de interés.

Las principales técnicas usadas, Al 31 de Diciembre de 2012 y 2011, por los modelos internos del Banco para determinar el valor razonable de los instrumentos financieros son descritas a continuación:

i.	En la valoración de instrumentos financieros que permiten una cobertura estática (principalmente “forwards” y “swaps”) se emplea el método del “valor presente”. Los flujos de caja futuros esperados se descuentan empleando las curvas de tipos de interés de las correspondientes divisas. Por regla general, las curvas de tipos de interés son datos observables en los mercados.

ii.	En la valoración de instrumentos financieros que requieren una cobertura dinámica (principalmente opciones estructuradas y otros instrumentos estructurados) se emplea, normalmente, el modelo de “Black-Scholes”. En su caso, se emplean inputs observables de mercado para obtener factores tales como el bid–offer dilusivo, tipos de cambio, volatilidad, correlación entre índices y liquidez del mercado.

iii.	En la valoración de determinados instrumentos financieros afectados por el riesgo de tipo de interés, tales como los futuros sobre tipos de interés, caps y floors, se utilizan el método del valor presente (futuros) y el modelo de “Black- Scholes” (opciones “plain vanilla”). Los principales inputs utilizados en estos modelos son principalmente datos observables en el mercado, incluyendo las correspondientes curvas de tipos de interés, volatilidades, correlaciones y tipos de cambio.

El valor razonable de los instrumentos financieros que se deriva de los modelos internos anteriores tiene en cuenta, entre otros, los términos de los contratos y datos observables de mercado, que incluyen tipos de interés, riesgo de crédito, tipos de cambio, cotizaciones de materias primas y acciones, volatilidad y prepagos. Los modelos de valoración no incorporan subjetividad significativa, dado que dichas metodologías pueden ser ajustadas y calibradas, en su caso, mediante el cálculo interno del valor razonable y su posterior comparación con el correspondiente precio negociado activamente.

iv.	Registro de resultados

Las variaciones del valor en libros de los activos y pasivos financieros se registran con contrapartida en el Estado Consolidado de Resultados; diferenciándose entre las que tienen su origen en el devengo de intereses y reajustes (que se registran en los rubros Ingresos por intereses y reajustes o Gastos por intereses y reajustes, según proceda); y las que correspondan a otras causas. Estas últimas se registran, por su importe neto, en el rubro Utilidad neta de operaciones financieras.

En el caso de instrumentos de negociación, los ajustes por valor razonable, resultados por interés, ajustes por tasas y diferencias de cambio, son incluidas en el estado consolidado de resultados en el rubro “Utilidad neta de operaciones financieras”.

Los ajustes por cambios en el valor razonable con origen en:

-	Los “Instrumentos financieros disponibles para la venta” se registran en Otros Resultados Integrales bajo “Cuentas de Valoración” en el patrimonio consolidado del Banco.

-	Cuando los instrumentos de inversión disponibles para la venta son enajenadas o se deterioran, el monto de los ajustes a valor razonable acumulados bajo “Cuentas de Valoración” son reclasificados al Estado Consolidado de Resultados.

Estados Financieros 2012 / Banco Santander Chile 16

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

v.	Operaciones de cobertura

El Banco utiliza los derivados financieros para las siguientes finalidades

i)	facilitar dichos instrumentos a los clientes que los solicitan en la gestión de sus riesgos de mercado y de crédito,
ii)	utilizarlos en la gestión de los riesgos de las posiciones propias de las entidades del Banco y de sus activos y pasivos (“derivados de cobertura”), y
iii)	para aprovechar en beneficio propio las alteraciones que experimenten estos derivados en su valor “(derivados de negociación)”.

Todo derivado financiero que no reúna las condiciones que permiten considerarlo como de cobertura se trata a efectos contables como un “derivado de negociación”.

Para que un derivado financiero se considere de cobertura, necesariamente tiene que:

1.	Cubrir uno de los siguientes tres tipos de riesgo:

a.	De variaciones en el valor de los activos y pasivos debidas a oscilaciones, entre otras, en el tipo de interés y/o tipo de cambio al que se encuentre sujeta la posición o saldo a cubrir (“cobertura de valores razonables”);
b.	De alteraciones en los flujos de efectivo estimados con origen en los activos y pasivos financieros, compromisos y transacciones altamente probables que se prevean llevar a cabo (“cobertura de flujos de efectivo”);
c.	La inversión neta en un negocio en el extranjero (“cobertura de inversiones netas en negocios en el extranjero”).

2.	Eliminar eficazmente algún riesgo inherente al elemento o posición cubierto durante todo el plazo previsto de cobertura, lo que implica que:

a.	En el momento de la contratación de la cobertura se espera que, en condiciones normales, ésta actúe con un alto grado de eficacia (“eficacia prospectiva”).
b.	Exista una evidencia suficiente de que la cobertura fue realmente eficaz durante toda la vida del elemento o posición cubierto (“eficacia retrospectiva”).

3.	Haberse documentado adecuadamente que la contratación del derivado financiero tuvo lugar específicamente para servir de cobertura de determinados saldos o transacciones y la forma en que se pensaba conseguir y medir esa cobertura, siempre que esta forma sea coherente con la gestión de los riesgos propios que lleva a cabo el Banco.

Las diferencias de valoración de las coberturas contables se registran según los siguientes criterios:

a.	En las coberturas de valor razonable, las diferencias producidas tanto en los elementos de cobertura como en los elementos cubiertos (en lo que refiere al tipo de riesgo cubierto) se reconocen directamente en la cuenta del Estado Consolidado de Resultados.

b.	En las coberturas del valor razonable del riesgo de tipo de interés de una cartera de instrumentos financieros, las ganancias o pérdidas que surgen al valorar los instrumentos de cobertura se reconocen directamente en el Estado Consolidado de Resultados, mientras que las ganancias o pérdidas debidas a variaciones en el valor razonable del importe cubierto (atribuibles al riesgo cubierto) se reconocen en el Estado Consolidado de Resultados utilizando como contrapartida “Utilidad neta de operaciones financieras”.

c.	En las coberturas de los flujos de efectivo, la parte eficaz de la variación del valor del instrumento de cobertura se registra en Otros Resultados Integrales en “Cuentas de valoración – Coberturas de flujos de efectivo” dentro del patrimonio, hasta el momento en que ocurran las transacciones previstas, registrándose entonces en el Estado Consolidado de Resultados, salvo que las transacciones previstas terminen en el reconocimiento de activos o pasivos no financieros, en cuyo caso son incluidos en el costo de dichos activos y pasivos no financieros.

d.	Las diferencias en valoración del instrumento de cobertura correspondientes a la parte ineficiente de las operaciones de cobertura de flujos de efectivo se llevan directamente al Estado Consolidado de Resultados, en “Utilidad neta de operaciones financieras”.

Estados Financieros 2012 / Banco Santander Chile 17

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

Si un derivado designado como de cobertura, bien por su finalización, por su inefectividad o por cualquier otra causa, no cumple los requisitos indicados anteriormente, a efectos contables, dicho derivado pasa a ser considerado como un “derivado de negociación”. Cuando la “cobertura de valores razonables” es discontinuada, los ajustes a valor razonable del valor libro de la partida cubierta generados por el riesgo cubierto son amortizados contra ganancias y perdidas desde dicha fecha.

Cuando se interrumpen las “coberturas de flujos de efectivo”, el resultado acumulado del instrumento de cobertura reconocido en Otros Resultados Integrales en “Cuentas de Valoración” de patrimonio (mientras la cobertura era efectiva) se continuará reconociendo en patrimonio hasta que la transacción cubierta ocurra, momento en el que se registrará en el Estado Consolidado de Resultados, salvo que se prevea que no se va a realizar la transacción, en cuyo caso se registran inmediatamente en el Estado Consolidado de Resultados.

vi.	Derivados implícitos en instrumentos financieros híbridos

Los derivados implícitos en otros instrumentos financieros o en otros contratos principales se registran separadamente como derivados cuando sus riesgos y características no están estrechamente relacionados con los de los contratos principales y siempre que dichos contratos principales no se encuentren clasificados en las categorías de “Otros activos (pasivos) financieros a valor razonable con cambios en resultados” o como “Cartera de instrumentos para negociación”.

vii.	Compensación de instrumentos financieros

Los activos y pasivos financieros son objeto de compensación, es decir, de presentación en el Estado de Situación Financiera Consolidado por su importe neto, sólo cuando las entidades dependientes tienen tanto el derecho, exigible legalmente, de compensar los importes reconocidos en los citados instrumentos, como la intención de liquidar la cantidad neta, o de realizar el activo y proceder al pago del pasivo de forma simultánea.

viii.	Baja de activos y pasivos financieros

El tratamiento contable de las transferencias de activos financieros está condicionado por el grado y la forma en que se traspasan a terceros los riesgos y beneficios asociados a los activos que se transfieren:

i.	Si los riesgos y beneficios se traspasan sustancialmente a terceros, caso de las ventas incondicionales, de las ventas con pacto de retrocompra por su valor razonable en la fecha de la retrocompra, de las ventas de activos financieros con una opción de compra adquirida o de venta emitida profundamente fuera de dinero, de las utilizaciones de activos en que el cedente no retiene financiaciones subordinadas ni concede ningún tipo de mejora crediticia a los nuevos titulares y otros casos similares, el activo financiero transferido se da de baja del Estado de Situación Financiera Consolidado, reconociéndose simultáneamente cualquier derecho u obligación retenido o creado como consecuencia de la transferencia.

ii.	Si se retienen sustancialmente los riesgos y beneficios asociados al activo financiero transferido, caso de las ventas de activos financieros con pacto de retrocompra por un precio fijo o por el precio de venta más un interés, de los contratos de préstamo de valores en los que el prestatario tiene la obligación de devolver los mismos o similares activos y otros casos análogos, el activo financiero transferido no se da de baja del Estado de Situación Financiera Consolidado y se continúa valorando con los mismos criterios utilizados antes de la transferencia. Por el contrario, se reconocen contablemente:

-	Un pasivo financiero asociado por un importe igual al de la contraprestación recibida, que se valora posteriormente a su costo amortizado.
-	Tanto los ingresos del activo financiero transferido (pero no dado de baja) como los gastos del nuevo pasivo financiero.

iii.	Si ni se transfieren ni se retienen sustancialmente los riesgos y beneficios asociados al activo financiero transferido - caso de las ventas de activos financieros con una opción de compra adquirida o de venta emitida que no están profundamente dentro ni fuera de dinero, de las securitizaciones en las que el cedente asume una financiación subordinada u otro tipo de mejoras crediticias por una parte del activo transferido y otros casos semejantes - , se distingue entre:

Estados Financieros 2012 / Banco Santander Chile 18

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

1.	Si la entidad cedente no retiene el control del activo financiero transferido: se da de baja del Estado de Situación Financiera Consolidado y se reconoce cualquier derecho u obligación retenido o creado como consecuencia de la transferencia.

2.	Si la entidad cedente retiene el control del activo financiero transferido: continúa reconociéndolo en el Estado de Situación Financiera Consolidado por un importe igual a su exposición a los cambios de valor que pueda experimentar y reconoce un pasivo financiero asociado al activo financiero transferido. El importe neto del activo transferido y el pasivo asociado será el costo amortizado de los derechos y obligaciones retenidos, si el activo transferido se mide por su costo amortizado, o el valor razonable de los derechos y obligaciones retenidos, si el activo transferido se mide por su valor razonable.

De acuerdo con lo anterior, los activos financieros sólo se dan de baja del Estado de Situación Financiera Consolidado cuando se han extinguido los derechos sobre los flujos de efectivo que generan o cuando se han transferido sustancialmente a terceros los riesgos y beneficios que llevan implícitos. De forma similar, los pasivos financieros sólo se dan de baja del Estado de Situación Financiera Consolidado cuando se han extinguido las obligaciones que generan o cuando se adquieren con la intención de cancelarlos o de recolocarlos de nuevo.

i)	Reconocimiento de ingresos y gastos

A continuación se resumen los criterios más significativos utilizados por el Banco para el reconocimiento de sus ingresos y gastos:

i.	Ingresos y gastos por intereses y conceptos asimilados

Los ingresos y gastos por intereses y conceptos asimilados a ellos se reconocen contablemente en función de su período de devengo, por aplicación del método de interés efectivo.

No obstante, cuando una determinada operación presenta una morosidad igual o superior a 90 días, cuando su origen corresponde a una operación refinanciada o renegociada o cuando el deudor, a juicio del Banco presenta un alto grado de riesgo de incumplimiento, los intereses y reajustes correspondientes a estas operaciones no son reconocidos en el Estado Consolidado de Resultados, a menos que estos sean efectivamente percibidos.

Estos intereses y reajustes, se denominan en términos generales como “suspendidos” y son registrados en cuentas de orden, las cuales no forman parte de Estado de Situación Financiera Consolidado, sino que son informados como parte de la información complementaria de estos (Nota 28). Estos intereses son reconocidos como ingresos, cuando son efectivamente recaudados.

Sólo se vuelven a registrar los ingresos por intereses de “operaciones con devengo suspendido” cuando dichas operaciones se vuelven corrientes (es decir, se recibieron pagos que hacen que tengan menos de 90 días de incumplimiento) o cuando ya no están en las categorías C3, C4, C5 o C6 (en el caso de clientes con una evaluación individual de incumplimiento).

Los dividendos recibidos de sociedades, clasificados como “Inversiones en otras sociedades” son reconocidos en resultado cuando surge el derecho de recibirlos.

ii.	Comisiones, honorarios y conceptos asimilados

Los ingresos y gastos por comisiones y honorarios son reconocidos en el Estado Consolidado de Resultados utilizando distintos criterios según sea su naturaleza. Los más significativos son:

-	Los ingresos y gastos por comisiones y honorarios relacionados con activos y pasivos financieros medidos a valor razonable con cambios en resultados son reconocidos cuando son percibidos o pagados.
-	Aquellos que surgen de transacciones o servicios que se prolongan a lo largo del tiempo, los cuales son reconocidos durante la vida de tales transacciones o servicios.
-	Aquellos que responden a un acto singular, los cuales son reconocidos cuando se produce el acto que los origina.

iii.	Ingresos y gastos no financieros

Se reconocen contablemente de acuerdo con el criterio de devengo.

Estados Financieros 2012 / Banco Santander Chile 19

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

iv.	Comisiones en la formalización de préstamos

Las comisiones financieras que surgen en la formalización de préstamos, fundamentalmente las comisiones de apertura o de estudio e información, son periodificadas y registradas en el Estado Consolidado de Resultados a lo largo de la vida del préstamo.

En el caso de las comisiones de apertura, se registra inmediatamente en el Estado Consolidado de Resultados la parte correspondientes a los costos directos relacionados incurridos en la formalización de dichas operaciones.

j)	Deterioro

i.	Activos financieros:

Un activo financiero, distinto de los activos medidos a valor razonable con cambios en resultados, es evaluado en cada fecha de presentación de los estados financieros para determinar si existe evidencia objetiva de deterioro.

Un activo financiero o un grupo de activos financieros estará deteriorado, y se habrá producido una pérdida por deterioro del valor si, y solo si, existe evidencia objetiva del deterioro como resultado de uno o más eventos que hayan ocurrido después del reconocimiento inicial del activo (un “evento que causa la pérdida”), y ese evento o eventos causantes de la pérdida tengan un impacto sobre los flujos de efectivo futuros estimados del activo financiero o del grupo de activos financieros.

Una pérdida por deterioro en relación con activos financieros registrados al costo amortizado, se calcula como la diferencia entre el importe en libros del activo y el valor presente de los flujos de efectivo futuros estimados, descontados al tipo de interés efectivo original del activo financiero.

Una pérdida por deterioro en relación con un activo financiero disponible para la venta se calcula en base a una significativa prolongada disminución en su valor razonable.

Los activos financieros individualmente significativos son examinados individualmente para determinar su deterioro. Los activos financieros restantes son evaluados colectivamente en grupos que comparten características de riesgo crediticio similares.

Todas las pérdidas por deterioro son reconocidas en resultado. Cualquier pérdida acumulada en relación con un activo financiero disponible para la venta reconocido anteriormente en patrimonio es transferido al resultado.

El reverso de una pérdida por deterioro ocurre solo si éste puede ser relacionado objetivamente con un evento ocurrido después de que éste fue reconocido.

ii.	Activos no financieros:

El monto en libros de los activos no financieros del Banco, excluyendo propiedades de inversión son revisados en cada fecha de presentación de los estados financieros para determinar si existen indicios de deterioro. Si existen tales indicios, entonces se estima el monto a recuperar del activo.

En relación con otros activos, las pérdidas por deterioro reconocidas en períodos anteriores son evaluadas en cada fecha de presentación en búsqueda de cualquier indicio de que la pérdida haya disminuido o haya desaparecido. Una pérdida por deterioro se revertirá solo en la medida que no exceda al monto acumulado de perdidas por deterioro registradas.

k)	Activo fijo

Incluye el importe de los inmuebles, terrenos, mobiliario, vehículos, equipos de informática y otras instalaciones de propiedad de las entidades consolidadas o adquiridos en régimen de arrendamiento financiero. Los activos se clasificarán en función de su uso:

Estados Financieros 2012 / Banco Santander Chile 20

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

i.	Activo fijo de uso propio

El activo fijo de uso propio (que incluye, entre otros, los activos materiales recibidos por las entidades consolidadas para la liquidación, total o parcial, de activos financieros que representan derechos de cobro frente a terceros y a los que se prevé dar un uso continuado y propio, así como los que se están adquiriendo en régimen de arrendamiento financiero) se presenta a su costo de adquisición, menos su correspondiente depreciación acumulada y, si procede, las pérdidas por deterioro que resultan de comparar el valor neto de cada partida con su correspondiente importe recuperable.

A estos efectos, el costo de adquisición de los activos adjudicados se asimila al importe neto de los activos financieros entregados a cambio de su adjudicación.

La depreciación se calcula, aplicando el método lineal, sobre el costo de adquisición de los activos menos su valor residual, entendiéndose que los terrenos sobre los que se asientan los edificios y otras construcciones tienen una vida indefinida y que, por tanto, no son objeto de depreciación.

El Banco debe aplicar las siguientes vidas útiles a los bienes físicos que conformen el activo:

RUBRO	Vida Útil (Meses)

Terrenos	-
Cuadros y obras de arte	-
Bienes retirados por enajenar	-
Alfombras y cortinajes	36
Computadores y equipos periféricos	36
Vehículos	36
Software y sistemas computacionales	36
Cajeros automáticos y tele consultas	60
Máquinas y equipos en general	60
Mobiliario de oficina	60
Sistemas telefónicos y comunicación	60
Sistemas de seguridad	60
Derechos sobre líneas telefónicas	60
Sistemas de climatización	84
Instalaciones en general	120
Sistemas de seguridad (adquisiciones hasta Octubre 2002)	120
Construcciones	1.200

Con ocasión de cada cierre contable, las entidades consolidadas analizan si existen indicios de que el valor neto de los elementos de su activo material excede de su correspondiente importe recuperable, en cuyo caso, reducen el valor en libros del activo de que se trate hasta su importe recuperable y ajustan los cargos futuros por concepto de depreciación en proporción a su valor en libros ajustado y a su nueva vida útil remanente, en el caso de ser necesaria una reestimación de la misma.

De forma similar, cuando existen indicios de que se ha recuperado el valor de un activo material, las entidades consolidadas registran la reversión de la pérdida por deterioro contabilizada en períodos anteriores y ajustan en consecuencia los cargos futuros en concepto de su depreciación. En ningún caso la reversión de la pérdida por deterioro de un activo puede suponer el incremento de su valor en libros por encima de aquél que tendría si no se hubieran reconocido pérdidas por deterioro en ejercicios anteriores.

Asimismo, al menos al final del ejercicio, se procede a revisar las vidas útiles estimadas de los elementos del activo fijo de uso propio, de cara a detectar cambios significativos en las mismas que, de producirse, se ajustarán mediante la correspondiente corrección del cargo al Estado Consolidado de Resultados de ejercicios futuros de la cuota de depreciación en virtud de las nuevas vidas útiles.

Los gastos de conservación y mantenimiento de los activos materiales de uso propio se cargan a los resultados del ejercicio en que se incurren.

Estados Financieros 2012 / Banco Santander Chile 21

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

ii.	Activos cedidos en arrendamiento operativo

Los criterios aplicados para el reconocimiento del costo de adquisición de los activos cedidos en arrendamiento operativo, para su amortización, para la estimación de sus respectivas vidas útiles y para el registro de sus pérdidas por deterioro, coinciden con los descritos en relación con los activos fijos de uso propio.

l)	Leasing

i.	Leasing financiero

Los leasing financieros son arrendamientos que transfieren substancialmente todos los riesgos y beneficios desde el propietario del activo arrendado al arrendatario.

Cuando las entidades consolidadas actúan como arrendadoras de un bien, la suma de los valores presentes de los pagos que recibirán del arrendatario incluido el precio de ejercicio de la opción de compra del arrendatario a la finalización del contrato, lo que equivale a un pago adicional de la cuota de arrendamiento, por lo que existe una razonable seguridad de que se ejercerá la opción se registra como un financiamiento a terceros, por lo que se incluye en el rubro “Créditos y cuentas por cobrar a clientes” del Estado de Situación Financiera Consolidado.

Cuando las entidades consolidadas actúan como arrendatarias, presentan el costo de los activos arrendados en el Estado de Situación Financiera Consolidado según la naturaleza del bien objeto del contrato y, simultáneamente, un pasivo por el mismo importe (que será el menor del valor razonable del bien arrendado o de la suma de los valores presentes de las cantidades a pagar al arrendador más, en su caso, el precio de ejercicio de la opción de compra). Estos activos se deprecian con criterios similares a los aplicados al conjunto de los activos fijos de uso propio.

En ambos casos, los ingresos y gastos financieros con origen en estos contratos se abonan y cargan, respectivamente, al Estado Consolidado de Resultados, en los ítems “Ingresos por intereses” y “Gastos por intereses”, a fin de lograr una tasa constante de rendimiento durante el plazo del arrendamiento.

ii.	Leasing operativo

En las operaciones de arrendamiento operativo, la propiedad del bien arrendado, y sustancialmente todos los riesgos y beneficios que recaen sobre el bien, permanecen en el arrendador.

Cuando las entidades consolidadas actúan como arrendadoras, presentan el costo de adquisición de los bienes arrendados en el ítem “Activo fijo”. Estos activos se deprecian de acuerdo con las políticas adoptadas para los activos materiales similares de uso propio y los ingresos procedentes de los contratos de arrendamiento se reconocen en el Estado Consolidado de Resultados de forma lineal, en el ítem “Otros resultados operacionales”.

Cuando las entidades consolidadas actúan como arrendatarias, los gastos del arrendamiento incluyendo incentivos concedidos, en su caso, por el arrendador, se cargan linealmente a sus cuentas de pérdidas y ganancias consolidadas, en el rubro “Otros gastos operacionales” en el Estado Consolidado de Resultados.

iii.	Ventas con arrendamiento posterior

En el caso de ventas a su valor razonable con arrendamiento operativo posterior, los resultados generados se registran en el momento de la venta. En el caso de arrendamiento financiero posterior, los resultados generados se amortizan a lo largo del plazo de arrendamiento.

m)	Operaciones de factoring

Las operaciones de factoring se valorizan por los montos desembolsados por el Banco a cambio de las facturas u otros instrumentos de comercio representativos de crédito que el cedente entrega al Banco. La diferencia de precios entre las cantidades desembolsadas y el valor nominal real de los créditos se registra en el Estado Consolidado de Resultados como ingresos por intereses, a través del método del tipo de interés efectivo, durante el período de financiamiento.

En aquellos casos en que la cesión de estos instrumentos se realiza sin responsabilidad por parte del cedente, es el Banco quien asume los riesgos de insolvencia de los obligados al pago.

Estados Financieros 2012 / Banco Santander Chile 22

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

n)	Activos intangibles

Los activos intangibles son identificados como activos no monetarios (separados de otros activos) sin sustancia física que surge como resultado de una transacción legal o son desarrollados internamente por las entidades consolidadas. Son activos cuyo costo puede ser estimado confiablemente y por los cuales las entidades consolidadas consideran probable que sean reconocidos beneficios económicos futuros.

Los activos intangibles son reconocidos inicialmente a su costo de adquisición o producción y son subsecuentemente medidos a su costo menos cualquier amortización acumulada o menos cualquier pérdida por deterioro acumulada.

Software desarrollado internamente

Los software desarrollados internamente son reconocidos como un activo intangible si, entre otros requisitos (básicamente la capacidad del Banco para usarlo o venderlo), puede ser identificado y tienen capacidad para generar beneficios económicos futuros. La estimación de la vida útil del software es de 3 años.

Los activos intangibles son amortizados linealmente utilizando la vida útil estimada, la cual se ha definido en 36 meses.

Los gastos en actividades de investigación son reconocidos como un gasto en el año en que estos son incurridos y no son posteriormente capitalizados.

o)	Efectivo y efectivo equivalente

Para la elaboración del estado de flujo de efectivo se ha utilizado el método indirecto, en el que partiendo del resultado consolidado del Banco antes de impuestos se incorporan las transacciones no monetarias, así como de los ingresos y gastos asociados con flujos de efectivo de actividades clasificadas como de inversión o financiamiento.

Para la elaboración del estado de flujos de efectivo se toman en consideración los siguientes conceptos:

i.	Flujos de efectivo: las entradas y salidas de efectivo y de efectivo equivalentes, entendiendo por éstas los saldos en partidas tales como: depósitos en el Banco Central de Chile, depósitos en Bancos Nacionales, depósitos en el exterior.
ii.	Actividades operacionales: corresponden a las actividades normales realizadas por los bancos, así como otras actividades que no pueden ser calificadas como de inversión o de financiamiento.
iii.	Actividades de inversión: corresponden a la adquisición, enajenación o disposición por otros medios, de activos a largo plazo y otras inversiones no incluidas en el efectivo y equivalente de efectivo.
iv.	Actividades de financiamiento: las actividades que producen cambios en el tamaño y composición del patrimonio neto y de los pasivos que no forman parte de las actividades operacionales o de inversión.

p)	Provisiones por riesgo de crédito

El Banco ha establecido provisiones para probables pérdidas en créditos y cuentas por cobrar a clientes de acuerdo con las instrucciones emitidas por la Superintendencia de Bancos e Instituciones Financieras y los modelos de calificación y evaluación de riesgo de crédito aprobado por el Comité de Directores.

El Banco ha construido modelos para la determinación de provisiones por riesgo de crédito apropiado de acuerdo al tipo de cartera u operaciones, para lo cual, los créditos y cuentas por cobrar a clientes se dividen en tres categorías:

i.	Colocaciones de consumo,
ii.	Colocaciones para vivienda, y
iii.	Colocaciones comerciales.

Con el objeto de determinar sus provisiones por riesgo de crédito, el Banco realiza una evaluación de los créditos y cuentas por cobrar a clientes tal y como se indica a continuación:

Estados Financieros 2012 / Banco Santander Chile 23

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

-Evaluación individual de deudores – Cuando se reconoce al deudor como individualmente significativo, vale decir, con niveles de deuda significativos y para aquellos que, aun no siéndolo, no son susceptibles de ser clasificados en un grupo de activos financieros con similares características de riesgo de crédito, y que por su tamaño, complejidad o nivel de exposición se requiere conocerla en detalle.

-Evaluación grupal de deudores - Las evaluaciones grupales resultan pertinentes para abordar un alto número de operaciones cuyos montos individuales son bajos y se trate de personas naturales o de empresas de tamaño pequeño. El Banco agrupa a los deudores con similares características de riesgo de crédito asociando a cada grupo una determinada probabilidad de incumplimiento y un porcentaje de recuperación basado en un análisis histórico fundamentado.

A continuación se describen los modelos utilizados en la determinación de las provisiones por riesgo de crédito:

I.	Provisiones para las evaluaciones individuales

La evaluación individual de los deudores comerciales es necesaria de acuerdo a lo establecido por la SBIF cuando se trate de empresas que por su tamaño, complejidad o nivel de exposición con la entidad, sea necesario conocerlas y analizarlas en detalle.

El Banco para efectos de constituir sus provisiones asigna una categoría de riesgo para cada deudor y sus respectivos préstamos y créditos contingentes, previa asignación a una de las categorías de cartera: Normal, Subestándar e Incumplimiento. Los factores de riesgo utilizados en la asignación son: la industria o el sector, situación del negocio, socios y administración, su situación financiera y capacidad de pago; y el comportamiento de pago.

Las categorías de cartera y sus definiciones son las siguientes:

i.	Cartera en Cumplimiento Normal, la cual corresponde a deudores cuya capacidad de pago les permite cumplir con sus obligaciones y compromisos, y no se visualiza que esta condición cambie, de acuerdo a la situación económica-financiera. Las clasificaciones asignadas a esta cartera son las categorías A1 hasta A6.

ii.	Cartera Subéstandar, incluye deudores con dificultades financieras o empeoramiento significativo de su capacidad de pago y sobre los que hay dudas razonables acerca del reembolso total del capital e intereses en los términos contractuales pactados, mostrando una baja holgura para cumplir con sus obligaciones financieras de corto plazo. Las clasificaciones asignadas a esta cartera son las categorías B1 hasta B4.

iii.	Cartera en Incumplimiento, incluye a los deudores y sus créditos para los cuales se considera remota su recuperación, pues muestran una deteriorada o nula capacidad de pago, forman parte de esta cartera aquellos deudores con indicios evidentes de una posible quiebra, aquellos que requieren una reestructuración forzada de deudas y cualquier deudor que presente un atraso igual o superior a 90 días en el pago de intereses o capital. Las clasificaciones asignadas a esta cartera son las categorías C1 hasta C6.

Estados Financieros 2012 / Banco Santander Chile 24

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

Carteras en Cumplimiento Normal y Subestándar

Como parte del análisis individual de los deudores, el Banco clasifica a los deudores en las siguientes categorías, asignándoles los porcentajes de probabilidad de incumplimiento y de pérdida dado el incumplimiento, los cuales dan como resultado los porcentajes de pérdida esperada:

Tipo de Cartera	Categoría del Deudor	Probabilidad de Incumplimiento (%)	Pérdida dado el Incumplimiento (%)	Pérdida Esperada (%)
Cartera Normal	A1	0,04	90,0	0,03600
	A2	0,10	82,5	0,08250
	A3	0,25	87,5	0,21875
	A4	2,00	87,5	1,75000
	A5	4,75	90,0	4,27500
	A6	10,00	90,0	9,00000
Cartera Subestándar	B1	15,00	92,5	13,87500
	B2	22,00	92,5	20,35000
	B3	33,00	97,5	32,17500
	B4	45,00	97,5	43,87500

El Banco para determinar el monto de provisiones, primeramente determina la exposición afecta, la cual abarca el valor contable de los préstamos y cuentas por cobrar del cliente más los créditos contingentes, menos los importes que sean factibles de recuperar a través de la ejecución de las garantías, a dicha exposición se le aplica los porcentajes de perdida respectivos.

Cartera en Incumplimiento

Para efectos de constituir las provisiones sobre la cartera en incumplimiento, primeramente se determina una tasa de pérdida esperada, deduciendo los montos susceptibles de recuperar vía ejecución de garantías y el valor presente de las recuperaciones obtenidas a través de acciones de cobranza neto de gastos asociados.

Una vez determinado el rango de pérdida esperada, se aplica el porcentaje de provisión respectivo sobre el monto exposición que comprende los préstamos mas los créditos contingentes del mismo deudor.

Los porcentajes de provisión que son aplicados sobre la exposición son los siguientes:

Clasificación	Rango de pérdida estimada	Provisión
C1	Hasta 3%	2%
C2	Más de 3% hasta 20%	10%
C3	Más de 20% hasta 30%	25%
C4	Más de 30% hasta 50%	40%
C5	Más de 50% hasta 80%	65%
C6	Más de 80%	90%

Estados Financieros 2012 / Banco Santander Chile 25

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

II.	Provisiones de evaluación grupal

Las evaluaciones grupales resultan pertinentes para abordar un alto número de operaciones cuyos montos individuales son bajos y se trate de personas naturales o de empresas de tamaño pequeño.

Los niveles de provisiones requeridas han sido determinados por el Banco, de acuerdo a la determinación de pérdida de los créditos, mediante la clasificación y agrupación de la cartera de colocaciones en función de la similitud de las características relativas al riesgo de crédito, indicativas de la capacidad del deudor para pagar todos los importes de acuerdo con las condiciones del contrato. Para esto se utiliza un modelo basado en las características de los deudores, historial de pago, préstamos pendientes y morosidad entre otros factores relevantes.

El Banco utiliza metodologías para la determinación del riesgo de crédito, basadas en modelos internos para la estimación de provisiones para la cartera evaluada grupalmente, donde incluye créditos comerciales para deudores no evaluados individualmente, créditos para vivienda y consumo (incluyendo créditos en cuotas, tarjetas de crédito y líneas de sobregiro). Dicha metodología permite identificar en forma independiente el comportamiento de la cartera a un año vista, determinando de esta manera la provisión necesaria para cubrir las pérdidas que se manifiestan en el periodo de un año desde la fecha de balance

Los clientes son segmentados de acuerdo a sus características internas y externas en grupos o perfiles, para diferenciar el riesgo de cada cartera de una manera más adecuada y ordenada (modelo cliente-cartera), esto se conoce como el método de asignación de perfil.

El método de asignación de perfil se establece en base a un método de construcción estadístico, constituyendo una relación a través de una regresión logística entre variables tales como; morosidad, comportamiento externo, variables socio-demográficas, entre otras y una variable de respuesta que determina el riesgo del cliente, en este caso mora igual o superior a 90 días. Posteriormente, se establecen perfiles comunes a los cuales se les determina una probabilidad de incumplimiento (PI) y un porcentaje de recuperación basado en un análisis histórico fundamentado que se reconoce como la pérdida dado el incumplimiento (PDI).

Por consiguiente, una vez que han perfilado a los clientes y asignado una PI y PDI en relación al perfil al cual pertenece el crédito, calcula la exposición afecta, la cual abarca el valor contable de los préstamos y cuentas por cobrar del cliente más los créditos contingentes, menos los importes que sean factibles de recuperar a través de la ejecución de las garantías (para créditos distintos a los créditos de consumo)

Cambios en las estimaciones contables

Durante el año 2012, y respondiendo al proceso continuo de mejoramiento y monitoreo de los modelos de provisiones, el Banco efectuó mejoras en su modelo de provisiones sobre los créditos de consumo. Hasta Junio de 2012, las tasas de pérdida estimadas en dicho modelo, eran determinadas a través del comportamiento histórico de los castigos netos de recuperaciones que existía en cada perfil de riesgo. Es importante mencionar que esta metodología solo consideraba datos de deuda histórica para cada perfil específico y no contemplaba la utilización de otra información estadística distinta a la mencionada. A partir de junio de 2012 la tasa de pérdida se estimó como la multiplicación entre la probabilidad de incumplimiento (PI) y la pérdida dado el incumplimiento (PDI), determinadas de acuerdo al comportamiento histórico de los distintos perfiles y basado en un análisis histórico debidamente fundamentado. Los cambios comentados generaron un efecto en resultados por MM$ 24.753. El efecto de estas mejoras fue tratado como un cambio en la estimación, de acuerdo a la Norma Internacional de Contabilidad N° 8 “Políticas contables, cambios en las estimaciones y errores”, por lo tanto el efecto se registró en el Estado Consolidado de Resultados de ejercicio.

Durante el año 2011, El Banco, dentro de su proceso de mejoramiento de los modelos de provisiones y en base a su experiencia, ha recalibrado sus modelos de provisiones vivienda y comercial lo cual generó un cargo en resultados de MM$ 16.258 y MM$ 16.560 respectivamente de mayores provisiones. El efectos de estas mejoras, al tratarse de un cambio en una estimación, de acuerdo a NIC 8, se registró en el Estado Consolidado de Resultados del ejercicio.

A juicio de la Administración, es impracticable determinar los efectos de estos cambios de estimación contable para periodos futuros.

Estados Financieros 2012 / Banco Santander Chile 26

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

III.	Provisiones adicionales

Bajo las normas de la SBIF, a los bancos se les permite establecer provisiones por sobre los límites descritos anteriormente, a fin de resguardarse del riesgo de fluctuaciones económicas no predecibles que puedan afectar el entorno macroeconómico o la situación de un sector económico específico.

Estas provisiones de acuerdo a lo establecido en el número 10 del Capítulo B-1 del Compendio de Normas Contables de la SBIF, se informarán en el pasivo al igual que las provisiones sobre créditos contingentes.

IV.	Castigos

Por regla general, los castigos deben efectuarse cuando expiren los derechos contractuales sobre los flujos de efectivo. Al tratarse de colocaciones, aun cuando no ocurriera lo anterior, se procederá a castigar los respectivos saldos del activo de acuerdo con lo indicado en el título II del Capítulo B-2 del Compendio de Normas Contables de la Superintendencia de Bancos e Instituciones Financieras.

Los castigos de que se trata se refieren a las bajas en el Estado de Situación Financiera Consolidado del activo correspondiente a la respectiva operación incluyendo, por consiguiente, aquella parte que pudiera no estar vencida si se tratara de un crédito pagadero en cuotas o parcialidades, o de una operación de leasing (no existen castigos parciales).

Los castigos se contabilizan siempre con cargo a las provisiones por riesgo de crédito constituidas, de acuerdo con lo indicado en el Capítulo B-1 del Compendio de Normas Contables, cualquiera sea la causa por la cual se procede al castigo. Los pagos posteriores que se obtuvieran por las operaciones castigadas se reconocerán en el Estado Consolidado de Resultados como Recuperaciones de créditos castigados.

Los castigos de los créditos y cuentas por cobrar se realizan sobre las cuotas vencidas, morosas y vigentes, y el plazo debe computarse desde el inicio de su mora, es decir, efectuarse cuando el tiempo de mora de una cuota o porción de crédito de una operación alcance el plazo para castigar que se dispone a continuación:

Tipo de colocación	Plazo

Créditos de consumo con o sin garantías reales	6 meses
Otras operaciones sin garantías reales	24 meses
Créditos comerciales con garantías reales	36 meses
Créditos hipotecarios para vivienda	48 meses
Leasing de consumo	6 meses
Otras operaciones de leasing no inmobiliario	12 meses
Leasing inmobiliario (comercial y vivienda)	36 meses

Cualquier renegociación de un crédito ya castigado no dará origen a ingresos, mientras la operación siga teniendo la calidad de deteriorada, debiendo tratarse los pagos efectivos que se reciban, como recuperaciones de créditos castigados.

El crédito renegociado sólo se podrá reingresar al activo si deja de tener la calidad de deteriorado, reconociendo también el ingreso por la activación como recuperación de créditos castigados.

V.	Recuperaciones de créditos y cuentas por cobrar a clientes previamente castigados

Las recuperaciones de créditos y cuentas por cobrar a clientes, previamente castigados, son registradas en el Estado Consolidado de Resultados como una reducción de las provisiones por riesgo de crédito.

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Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

q)	Provisiones, activos y pasivos contingentes

Las provisiones son pasivos en los que existe incertidumbre acerca de su cuantía o vencimiento. Estas provisiones se reconocen en el Estado de Situación Financiera Consolidado cuando se cumplen los siguientes requisitos en forma copulativa:

i.	Es una obligación presente (legal o constructiva) como resultado de hechos pasados y,
ii.	A la fecha de los estados financieros es probable que el Banco tenga que desprenderse de recursos para cancelar la obligación y la cuantía de estos recursos puedan medirse de manera fiable.

Un activo o pasivo contingente es toda obligación surgida de hechos pasados cuya existencia quedará confirmada sólo si llegan a ocurrir uno o más sucesos futuros inciertos y que no están bajo el control del Banco.

Se califican como contingentes en información complementaria lo siguiente:

i.	Avales y fianzas: Comprende los avales, fianzas y cartas de crédito stand by a que se refiere el Capítulo 8-10 de la Recopilación Actualizada de Normas. Además, comprende las garantías de pago de los compradores en operaciones de factoraje, según lo indicado en el Capítulo 8-38 de dicha Recopilación.

ii.	Cartas de crédito del exterior confirmadas: Corresponde a las cartas de crédito confirmadas por el Banco.

iii.	Cartas de crédito documentarias: Incluye las cartas de créditos documentarias emitidas por el Banco, que aún no han sido negociadas.

iv.	Boletas de garantía: Corresponde a las boletas de garantía enteradas con pagaré a que se refiere el Capítulo 8-11 de la Recopilación Actualizada de Normas.

v.	Cartas de garantía interbancarias: Corresponde a las cartas de garantía emitidas según lo previsto en el título II del Capítulo 8-12 de la Recopilación Actualizada de Normas.

vi.	Líneas de crédito de libre disposición: Considera los montos no utilizados de líneas de crédito que permiten a los clientes hacer uso del crédito sin decisiones previas por parte del Banco (por ejemplo, con el uso de tarjetas de crédito o sobregiros pactados en cuentas corrientes).

vii.	Otros compromisos de crédito: Comprende los montos no colocados de créditos comprometidos, que deben ser desembolsados en una fecha futura acordada o cursados al ocurrir los hechos previstos contractualmente con el cliente, como puede suceder en el caso de líneas de crédito vinculadas al estado de avance de proyectos de construcción o similares.

viii.	Otros créditos contingentes: Incluye cualquier otro tipo de compromiso de la entidad que pudiere existir y que puede dar origen a un crédito efectivo al producirse ciertos hechos futuros. En general, comprende operaciones infrecuentes tales como la entrega en prenda de instrumentos para garantizar el pago de operaciones de crédito entre terceros u operaciones con derivados contratados por cuenta de terceros que puedan implicar una obligación de pago y no se encuentran cubiertos con depósitos.

Las cuentas anuales consolidadas recogen todas las provisiones significativas con respecto a las cuales se estima que la probabilidad de que se tenga que atender la obligación es mayor que de lo contrario.

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Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

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PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

Las provisiones son re-estimadas con ocasión de cada cierre contable y se utilizan para afrontar las obligaciones específicas para las cuales fueron originalmente reconocidas; procediéndose a su reversión, total o parcial, cuando dichas obligaciones dejan de existir o disminuyen.

Las provisiones se clasifican en función de las obligaciones cubiertas, siendo estas las siguientes:

-	Provisiones para beneficios y remuneraciones del personal
-	Provisión para dividendos mínimos
-	Provisiones por riesgo de créditos contingentes
-	Provisiones por contingencias

r)	Impuesto a la renta e impuestos diferidos

El Banco reconoce, cuando corresponde, activos y pasivos por impuestos diferidos por la estimación futura de los efectos tributarios atribuibles a diferencias entre los valores contables de los activos, pasivos y sus valores tributarios. La medición de los activos y pasivos por impuestos diferidos se efectúa en base a la tasa de impuesto que, de acuerdo a la legislación tributaria vigente, se deba aplicar en el año en que los activos y pasivos por impuestos diferidos sean realizados o liquidados. Los efectos futuros de cambios en la legislación tributaria o en las tasas de impuestos son reconocidos en los impuestos diferidos a partir de la fecha en que la ley que aprueba dichos cambios sea publicada.

s)	Uso de estimaciones

La preparación de los estados financieros requiere que la Administración realice juicios, estimaciones y supuestos que afectan la aplicación de las políticas de contabilidad y los montos de activos, pasivos, ingresos y gastos presentados. Los resultados reales pueden diferir de estas estimaciones.

En ciertos casos los principios contables generalmente aceptados requieren que los activos o pasivos sean registrados o presentados a su valor razonable. El valor razonable es el monto al cual un activo puede ser intercambiado, o un pasivo cancelado entre un comprador y un vendedor interesado y debidamente informado, que realizan una transacción libre. Cuando los precios de mercado en mercados activos están disponibles han sido utilizados como base de valoración. Cuando los precios de mercado en mercados activos no están disponibles, el Banco ha estimado aquellos valores basado en la mejor información disponible, incluyendo el uso de modelos internos valorización y otras técnicas de evaluación.

El Banco ha establecido provisiones para cubrirse de posibles pérdidas por créditos de acuerdo a las regulaciones emitidas por la Superintendencia de Bancos e Instituciones Financieras. Estas regulaciones requieren que para estimar las provisiones, sean éstas evaluadas regularmente tomando en consideración factores como cambios en la naturaleza y tamaño de la cartera de créditos, tendencias en la cartera prevista, calidad crediticia y condiciones económicas que puedan afectar a la capacidad de pago de los deudores. Los incrementos en provisiones por riesgo de créditos son presentadas como “Provisiones por riesgo de crédito” en el Estado Consolidado de Resultados. Los préstamos son castigados cuando la Administración determina que el préstamo o una parte de este no puede ser cobrado. Los castigos son registrados como una reducción de las provisiones por riesgo de crédito.

Las estimaciones y supuestos relevantes son revisados regularmente por la Administración del Banco a fin de cuantificar algunos activos, pasivos, ingresos, gastos y compromisos. Las revisiones de las estimaciones contables son reconocidas en el período en que la estimación es revisada y en cualquier período futuro afectado.

Principalmente, estas estimaciones, realizadas en función de la mejor información disponible, se refieran a:

-	Las pérdidas por deterioros de determinados activos (Notas 8, 9, 10 y 35)
-	La vida útil de los activos materiales e intangibles (Notas 14, 15 y 35)
-	El valor razonable de activos y pasivos (Notas 6, 7, 8, 12, y 39)
-	Contingencias y compromisos (Nota 24)
-	Impuestos corrientes e impuestos diferidos (Nota 16)

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Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

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PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

t)	Activos no corrientes mantenidos para la venta

Los activos no corrientes (o grupo enajenable que comprende activos y pasivos) que se espera sean recuperados principalmente a través de ventas en lugar de ser recuperados mediante su uso continuo son clasificados como mantenidos para la venta. Inmediatamente antes de esta clasificación, los activos (o elementos de un grupo enajenable) son vueltos a medir de acuerdo con las políticas contables del Banco. A partir de ese momento, los activos (o grupo de enajenación) son medidos al menor valor entre el valor en libros y el valor razonable menos el costo de ventas.

Cualquier pérdida por deterioro es primero asignado al goodwill y luego a los activos y pasivos restantes en base a prorrateo, excepto en el caso que ninguna pérdida haya sido registrada en los activos financieros, los activos diferidos, los planes de activos de beneficios a los empleados y la propiedad de inversión, que siguen siendo evaluados según las políticas contables del Banco. Las pérdidas por deterioro en la clasificación inicial de mantenidas para la venta y con ganancias y pérdidas posteriores a la revalorización, son reconocidas en el resultado. Las ganancias no son reconocidas si superan cualquier pérdida acumulativa.

Al 31 de Diciembre de 2012 y 2011 el Banco no ha clasificado activos no corrientes como mantenidos para la venta.

Bienes recibidos o adjudicados en pago

Los bienes recibidos o adjudicados en pago de créditos y cuentas por cobrar a clientes son registrados, en el caso de las daciones en pago, al precio convenido entre las partes o, por el contrario, en aquellos casos donde no exista acuerdo entre estas, por el monto por el cual el Banco se adjudica dichos bienes en un remate judicial. En ambos casos una evaluación independiente del valor de mercado de los bienes es determinado sobre la base del estado en que se adquieran.

De existir un exceso de los créditos y cuentas por cobrar a clientes respecto del valor razonable del bien recibido o adjudicado en pago menos los costos de enajenación, son reconocidos en el Estado de Resultado Consolidado bajo el rubro otros gastos operacionales.

Posteriormente, estos bienes son valorizados por el menor importe entre el valor registrado en un inicio y su valor neto de realización, el cual corresponde a su valor razonable (valor de liquidez determinado a través de una tasación independiente) menos sus respectivos costos de ventas.

A lo menos una vez al año, el Banco realiza los análisis necesarios para actualizar su determinación del costo de venta de este tipo de activos. Al 31 de Diciembre de 2012 el costo de venta (costo para mantenerlo y enajenarlo) promedio estimado utilizado es de un 4,5% sobre el valor de tasación. Al 31 de Diciembre de 2011, el costo de venta promedio utilizado fue de 5,2%.

En general, se estima que estos bienes serán enajenados dentro del plazo de un año contado desde su fecha de adjudicación. En cumplimiento de lo dispuesto por el artículo 84 de la Ley General de Bancos, aquellos bienes que no son vendidos dentro de dicho plazo, son castigados en una única cuota.

u)	Utilidad por acción

La utilidad básica por acción se determina dividiendo el resultado neto atribuido a los propietarios del Banco entre el número promedio ponderado de las acciones en circulación durante ese período.

El beneficio diluido por acción se determina de forma similar al beneficio básico, pero el número promedio ponderado de acciones en circulación se ajusta para tener en cuenta el efecto dilusivo potencial de las opciones sobre acciones, warrants y deuda convertible.

Al 31 de Diciembre de 2012 y 2011 el Banco no posee instrumentos que generen efectos dilusivos en el patrimonio.

v)	Adquisición (cesión) temporal de activos

Compras (ventas) de activos financieros bajo acuerdos de retroventa no opcional (retrocompra) a un precio fijo (“repos”) son reconocidos en el Estado de Situación Financiera Consolidado como una cesión (recepción) financiera, basada en la naturaleza del deudor (acreedor), en los ítems “Depósitos en el Banco Central de Chile”, “Depósitos en instituciones financieras” o “Créditos y cuentas por cobrar a clientes” (“Depósitos del Banco Central de Chile”, “Depósitos de instituciones financieras” o “Depósitos y captaciones”).

Estados Financieros 2012 / Banco Santander Chile 30

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

La diferencia entre los precios de compra y venta se registra como intereses financieros durante la vida del contrato.

w)	Patrimonios y fondos de inversión gestionados por el Banco

Los patrimonios administrados por las distintas sociedades que forman parte del perímetro de consolidación del Banco (Santander Asset Management S.A Administradora General de Fondos y Santander S.A. Sociedad Securitizadora) que son propiedad de terceros no se incluyen en el Estado de Situación Financiera Consolidado. Las comisiones generadas por esta actividad se incluyen en el saldo del rubro “Ingresos por comisiones” del Estado Consolidado de Resultados.

x)	Provisión dividendos mínimos

Al 31 de Diciembre de 2012 y 2011, el Banco reconoció un pasivo (provisión) por dividendos mínimos u obligatorios. Esta provisión se realiza en base a lo estipulado en el artículo 79 la Ley de Sociedades Anónimas, coincidente con la política interna de dividendos del Banco, la cual estipula que al menos se distribuirá el 30% del resultado neto del ejercicio, salvo acuerdo diferente adoptado en la junta de accionistas respectiva, por la unanimidad de las acciones emitidas. Esta provisión es registrada como una disminución de las “Utilidades Retenidas” bajo el concepto “Provisión dividendo mínimo” dentro del Estado Consolidado de Cambios en el Patrimonio.

y)	Beneficios al Personal

i.	Retribuciones post – empleo – Plan de beneficio definido:

De acuerdo con los convenios colectivos laborales vigentes y otros acuerdos, el banco tiene asumido el compromiso de complementar las prestaciones de los sistemas públicos que correspondan a determinados empleados y a sus derecho habientes en los casos de jubilación, incapacidad permanente o fallecimiento, las remuneraciones e indemnizaciones pendientes de pago, aportaciones a sistemas de previsión para los empleados prejubilados y las atenciones sociales post-empleo.

Características del Plan:

Las principales características del Plan de Beneficios post – empleo impulsada por el Grupo Santander Chile son:

a.	Orientado a los Directivos del Grupo.
b.	El requisito general para optar a este beneficio, es estar en ejercicio de su cargo al momento de cumplir los 60 años.
c.	El Banco tomará un seguro (fondo de ahorro) a su nombre, por el cual deberá realizar periódicamente el pago de la respectiva prima (aporte).
d.	El Banco será el responsable de otorgar los beneficios en forma directa.

El Banco registra en la línea de “Provisiones por otros beneficios al personal” del pasivo del Estado de Situación Financiera Consolidado (o en el activo, en el rubro “Otros activos”, dependiendo del signo de la diferencia) el valor presente de los compromisos post-empleo de prestación definida, netos del valor razonable de los “activos del plan” y de las ganancias y/o pérdidas actuariales netas acumuladas no registradas, puestas de manifiesto en la valoración de estos compromisos que son diferidas en virtud del tratamiento de la denominada “banda de fluctuación”, y del “costo por los servicios pasados” cuyo registro se difiere en el tiempo, según se explica a continuación.

Se consideran “activos del plan” aquellos con los cuales se liquidarán directamente las obligaciones y reúnen las siguientes condiciones:

-	No son propiedad de las entidades consolidadas, sino de un tercero separado legalmente y sin el carácter de parte vinculada al Banco.
-	Sólo están disponibles para pagar o financiar retribuciones post-empleo y no pueden retornar a las entidades consolidadas, salvo cuando los activos que quedan en dicho plan son suficientes para cumplir todas las obligaciones del plan o de la entidad relacionadas con las prestaciones de los empleados actuales o pasados o para rembolsar las prestaciones de los empleados ya pagadas por el Banco.

Se consideran “ganancias y pérdidas actuariales” las que procedan de las diferencias entre hipótesis actuariales previas y la realidad y de cambios en las hipótesis actuariales utilizadas. El Banco aplica, por planes, el criterio de la “banda de fluctuación”, por lo que registra en el Estado Consolidado de Resultados la cuantía que resulta al dividir entre cinco el importe neto de las ganancias y/o pérdidas actuariales acumuladas no reconocidas al inicio de cada ejercicio que exceda el 10% del valor presente de las obligaciones o el 10% del valor razonable de los activos al inicio del ejercicio, el mayor de los dos.

Estados Financieros 2012 / Banco Santander Chile 31

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

El “costo de los servicios pasados” - que tiene su origen en modificaciones introducidas en las retribuciones post-empleo ya existentes o en la introducción de nuevas prestaciones - se reconoce en el Estado Consolidado de Resultados, linealmente, a lo largo del período comprendido entre el momento en el que surgen los nuevos compromisos y la fecha en la que el empleado tenga el derecho irrevocable a recibir las nuevas prestaciones.

Las retribuciones post-empleo se reconocen en el Estado Consolidado de Resultados de la siguiente forma:

-	El costo de los servicios del período corriente, entendido como el incremento del valor presente de las obligaciones que se origina como consecuencia de los servicios prestados en el ejercicio por los empleados en el rubro “Remuneraciones y gastos del personal”.
-	El costo por intereses, entendido como el incremento producido en el ejercicio del valor presente de las obligaciones como consecuencia del paso del tiempo. Cuando las obligaciones se presentan en el pasivo del Estado de Situación Financiera Consolidado netas de los activos afectos al plan, el costo de los pasivos que se reconocen en el Estado Consolidado de Resultados corresponden exclusivamente a las obligaciones registradas en el pasivo.
-	El rendimiento esperado de los activos del plan y las pérdidas y ganancias en su valor, menos cualquier costo originado por su administración y los impuestos que les afecten.
-	Las pérdidas y ganancias actuariales calculadas utilizando la “banda de fluctuación” y del costo de los servicios pasados no reconocidos, son registrados en el Estado Consolidado de Resultados en el rubro “Remuneraciones y gastos del personal”

ii. Indemnizaciones por años de servicios:

Las indemnizaciones por años de servicios se registran sólo cuando éstas efectivamente se producen o cuando se dispone de un plan formal y detallado en el que se identifican las modificaciones fundamentales que se van a realizar, y siempre que se haya comenzado a ejecutar dicho plan o se haya anunciado públicamente sus principales características, o se desprendan hechos objetivos sobre su ejecución.

iii. Beneficios basados en instrumentos de capital:

La entrega a los ejecutivos del Banco y sus afiliadas de instrumentos de capital como contraprestación a sus servicios, cuando dichos instrumentos se entregan una vez terminado un período específico de servicios, se reconoce como un gasto en el Estado Consolidado de Resultados en el rubro “Remuneraciones y gastos del personal”, a medida que los ejecutivos prestan sus servicios durante dicho período.

Estos beneficios no generan efectos dilusivos, ya que están basados en acciones de Banco Santander S.A. (matriz de Banco Santander Chile, radicada en España).

z)	Reclasificación de partidas

Banco Santander Chile efectúa reclasificaciones de partidas en los Estados Financieros con el objetivo de presentar información más clara y relevante a los usuarios.

Estas reclasificaciones no tienen un impacto significativo en los presentes Estados de Situación Financiera Consolidados del Banco.

Estados Financieros 2012 / Banco Santander Chile 32

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

aa)	Nuevos pronunciamientos contables

i.	Adopción de nuevas normas contables e instrucciones emitidas tanto por la Superintendencia de Bancos e Instituciones Financieras como por el International Accounting Standards Board:

A la fecha de emisión de los presentes Estados de Situación Financiera Consolidados los nuevos pronunciamientos contables emitidos tanto por la Superintendencia de Bancos e Instituciones Financieras (“SBIF”) como por el International Accounting Standards Board, que han sido adoptados en su totalidad por el Banco, se detallan a continuación:

1.	Normas Contables emitidas por la Superintendencia de Bancos e Instituciones Financieras

Durante el año 2012, no se implementaron nuevas Normas Contables emitidas por la Superintendencia de Bancos e Instituciones Financieras.

2.	Normas Contables emitidas por el International Accounting Standards Board

Enmienda a NIC 12, Impuesto a las ganancias - El 20 de Diciembre de 2010, el IASB publicó Impuestos diferidos: Recuperación del Activo Subyacente – Modificaciones a NIC 12. Las modificaciones establecen una exención al principio general de NIC 12 de que la medición de activos y pasivos por impuestos diferidos deberán reflejar las consecuencias tributarias que seguirían de la manera en la cual la entidad espera recuperar el valor libros de un activo. Específicamente la exención aplica a los activos y pasivos por impuestos diferidos que se originan en propiedades de inversión medidas usando el modelo del valor razonable de NIC 40 y en propiedades de inversión adquiridas en una combinación de negocios, si ésta es posteriormente medida usando el modelo del valor razonable de NIC 40. La modificación introduce una presunción de que el valor corriente de la propiedad de inversión será recuperada al momento de su venta, excepto cuando la propiedad de inversión es depreciable y es mantenida dentro de un modelo de negocios cuyo objetivo es consumir sustancialmente todos los beneficios económicos a lo largo del tiempo, en lugar de a través de la venta. Estas modificaciones deberán ser aplicadas retrospectivamente exigiendo una remisión retrospectiva de todos los activos y pasivos por impuestos diferidos dentro del alcance de esta modificación, incluyendo aquellos que hubiesen sido reconocidos inicialmente en una combinación de negocios. La fecha de aplicación obligatoria de estas modificaciones es para períodos anuales que comienzan en o después del 1 de enero de 2012. Se permite la aplicación anticipada. La implantación de esta enmienda no tuvo impacto en los estados financieros consolidados del Banco.

Enmienda a NIIF 1, Adopción por Primera Vez de las Normas Internacionales de Información Financiera - El 20 de Diciembre de 2010, el IASB publicó ciertas modificaciones a NIIF 1, específicamente:

(i) Eliminación de Fechas Fijadas para Adoptadores por Primera Vez - Estas modificaciones entregan una ayuda para adoptadores por primera vez de las NIIF al reemplazar la fecha de aplicación prospectiva del desreconicimiento de activos y pasivos financieros del ‘1 de enero de 2004’ con ‘la fecha de transición a NIIF’ de esta manera los adoptadores por primera vez de IFRS no tienen que aplicar los requerimientos de desreconocimiento de IAS 39 retrospectivamente a una fecha anterior; y libera a los adoptadores por primera vez de recalcular las pérdidas y ganancias del ‘día 1’ sobre transacciones que ocurrieron antes de la fecha de transición a NIIF.

(ii) Hiperinflación Severa – Estas modificaciones proporcionan guías para la entidades que emergen de una hiperinflación severa, permitiéndoles en la fecha de transición de las entidades medir todos los activos y pasivos mantenidos antes de la fecha de normalización de la moneda funcional a valor razonable en la fecha de transición a NIIF y utilizar ese valor razonable como el costo atribuido para esos activos y pasivos en el estado de situación financiera de apertura bajo IFRS. Las entidades que usen esta exención deberán describir las circunstancias de cómo, y por qué, su moneda funcional se vio sujeta a hiperinflación severa y las circunstancias que llevaron a que esas condiciones terminaran.

Estas modificaciones serán aplicadas obligatoriamente para períodos anuales que comienzan en o después del 1 de Julio de 2011. Se permite la aplicación anticipada. La implantación de esta enmienda no tuvo impacto en los estados financieros consolidados del Banco, puesto que este ya se encuentra preparando sus estados financieros bajo IFRS.

Estados Financieros 2012 / Banco Santander Chile 33

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

Ennmienda a NIIF 7, Instrumentos Financieros - El 7 de Octubre de 2010, el International Accounting Standards Board (IASB) emitió Revelaciones – Transferencias de Activos Financieros (Modificaciones a NIIF 7 Instrumentos Financieros – Revelaciones) el cual incrementa los requerimientos de revelación para transacciones que involucran la transferencia de activos financieros. Estas modificaciones están dirigidas a proporcionar una mayor transparencia sobre la exposición al riesgo de transacciones donde un activo financiero es transferido pero el cedente retiene cierto nivel de exposición continua (referida como ‘involucramiento continuo’) en el activo. Las modificaciones también requiere revelar cuando las transferencias de activos financieros no han sido distribuidas uniformemente durante el período (es decir, cuando las transferencias ocurren cerca del cierre del período de reporte). Estas modificaciones son efectivas para períodos anuales que comienzan en o después del 1 de Julio de 2011. Está permitida la aplicación anticipada de estas modificaciones. Las revelaciones no son requeridas para ninguno de los períodos presentados que comiencen antes de la fecha inicial de aplicación de las modificaciones. La implantación de esta enmienda no tuvo impacto en los estados financieros consolidados del Banco.

ii.	Nuevas normas contables e instrucciones emitidas tanto por la Superintendencia de Bancos e Instituciones Financieras como por el International Accounting Standards Board que no han entrado en vigencia Al 31 de Diciembre de 2012.

A la fecha de cierre de los presentes estados financieros se habían publicado nuevas Normas Internacionales de Información Financiera así como interpretaciones de las mismas y normas de la SBIF, que no eran de cumplimiento obligatorio Al 31 de Diciembre de 2012. Aunque en algunos casos la aplicación anticipada es permitida por el IASB, el Banco no ha realizado su aplicación a dicha fecha.

1.	Normas Contables emitidas por la Superintendencia de Bancos e Instituciones Financieras

Al 31de Diciembre de 2012, no existen nuevas Normas Contables emitidas por la Superintendencia de Bancos e Instituciones Financieras pendientes de ser implementadas.

2.	Normas Contables emitidas por el International Accounting Standards Board

NIIF 9, Instrumentos Financieros - El 12 de noviembre de 2009, el International Accounting Standard Board (IASB) emitió NIIF 9, Instrumentos Financieros. Esta Norma introduce nuevos requerimientos para la clasificación y medición de activos financieros y es efectiva para períodos anuales que comiencen en o después del 1 de enero de 2013, permitiendo su aplicación anticipada. NIIF 9 especifica como una entidad debería clasificar y medir sus activos financieros. Requiere que todos los activos financieros sean clasificados en su totalidad sobre la base del modelo de negocio de la entidad para la gestión de activos financieros y las características de los flujos de caja contractuales de los activos financieros. Los activos financieros son medidos ya sea a costo amortizado o valor razonable. Solamente los activos financieros que sean clasificados como medidos a costo amortizados serán probados por deterioro. El 28 de Octubre de 2010, el IASB publicó una versión revisada de NIIF 9, Instrumentos Financieros. La Norma revisada retiene los requerimientos para la clasificación y medición de activos financieros que fue publicada en Noviembre de 2009, pero agrega guías sobre la clasificación y medición de pasivos financieros. Como pate de la reestructuración de NIIF 9, el IASB también ha replicado las guías sobre desreconocimiento de instrumentos financieros y las guías de implementación relacionadas desde IAS 39 a NIIF 9. Estas nuevas guías concluyen la primera fase del proyecto del IASB para reemplazar la NIC 39. Las otras fases, deterioro y contabilidad de cobertura, aún no han sido finalizadas.

Las guías incluidas en NIIF 9 sobre la clasificación y medición de activos financieros no han cambiado de aquellas establecidas en NIC 39. En otras palabras, los pasivos financieros continuarán siendo medidos ya sea, a costo amortizado o a valor razonable con cambios en resultados. El concepto de bifurcación de derivados incorporados en un contrato por un activo financiero tampoco ha cambiado. Los pasivos financieros mantenidos para negociar continuarán siendo medidos a valor razonable con cambios en resultados, y todos los otros activos financieros serán medidos a costo amortizado a menos que se aplique la opción del valor razonable utilizando los criterios actualmente existentes en NIC 39.

Estados Financieros 2012 / Banco Santander Chile 34

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

No obstante lo anterior, existen dos diferencias con respecto a NIC 39:

•	La presentación de los efectos de los cambios en el valor razonable atribuibles al riesgo de crédito de un pasivo; y
•	La eliminación de la exención del costo para derivados de pasivo a ser liquidados mediante la entrega de instrumentos de patrimonio no transados.

El 16 de Diciembre de 2011, el IASB emitió Fecha de Aplicación Obligatoria de NIIF 9 y Revelaciones de la Transición, difiriendo la fecha efectiva tanto de las versiones de 2009 y de 2010 a períodos anuales que comienzan en o después del 1 de enero de 2015. Anterior a las modificaciones, la aplicación de NIIF 9 era obligatoria para períodos anuales que comenzaban en o después de 2013. Las modificaciones cambian los requerimientos para la transición desde NIC 39 Instrumentos Financieros: Reconocimiento y Medición a NIIF 9. Adicionalmente, las modificaciones también modifican NIIF 7 Instrumentos Financieros: Revelaciones para agregar ciertos requerimientos en el período de reporte en el que se incluya la fecha de aplicación de NIIF 9.

Las modificaciones son efectivas para períodos anuales que comiencen en o después del 1 de enero de 2015, permitiendo su aplicación anticipada. La Administración en conformidad con lo establecido por la Superintendencia de Bancos e Instituciones Financieras, no aplicará esta norma en forma anticipada, más aún no será aplicada mientras la mencionada superintendencia no lo disponga como estándar de uso obligatorio para todos los bancos.

NIIF 10, Estados Financieros Consolidados - El 12 de mayo de 2011, el IASB emitió NIIF 10, Estados Financieros Consolidados, el cual reemplaza IAS 27, Estados Financieros Consolidados y Separados y SIC-12 Consolidación – Entidades de Propósito Especial. El objetivo de NIIF 10 es tener una sola base de consolidación para todas las entidades, independiente de la naturaleza de la inversión, esa base es el control. La definición de control incluye tres elementos: poder sobre una inversión, exposición o derechos a los retornos variables de la inversión y la capacidad de usar el poder sobre la inversión para afectar las rentabilidades del inversionista. NIIF 10 proporciona una guía detallada de cómo aplicar el principio de control en un número de situaciones, incluyendo relaciones de agencia y posesión de derechos potenciales de voto. Un inversionista debería reevaluar si controla una inversión si existe un cambio en los hechos y circunstancias. NIIF 10 reemplaza aquellas secciones de IAS 27 que abordan el cuándo y cómo un inversionista debería prepara estados financieros consolidados y reemplaza SIC-12 en su totalidad. La fecha efectiva de aplicación de NIIF 10 es el 1 de enero de 2013, se permite la aplicación anticipada bajo ciertas circunstancias.

La Administración estima que esta nueva norma será adoptada en los estados financieros consolidados del Banco para el período que comenzará el 1 de enero de 2013. La Administración se encuentra evaluando el potencial impacto de la adopción de estas modificaciones.

NIIF 11, Acuerdos Conjuntos - El 12 de mayo de 2011, el IASB emitió NIIF 11, Acuerdos Conjuntos, el cual reemplaza IAS 31, Intereses en Negocios Conjuntos y SIC-13, Entidades de Control Conjunto. NIIF 11 clasifica los acuerdos conjuntos ya sea como operaciones conjuntas (combinación de los conceptos existentes de activos controlados conjuntamente y operaciones controladas conjuntamente) o negocios conjuntos (equivalente al concepto existente de una entidad controlada conjuntamente). Una operación conjunta es un acuerdo conjunto donde las partes que tienen control conjunto tienen derechos a los activos y obligaciones por los pasivos. Un negocio conjunto es un acuerdo conjunto donde las partes que tienen control conjunto del acuerdo tienen derecho a los activos netos del acuerdo. NIIF 11 exige el uso del valor patrimonial para contabilizar las participaciones en negocios conjuntos, de esta manera eliminando el método de consolidación proporcional. La fecha efectiva de aplicación de NIIF 11 es el 1 de enero de 2013, se permite la aplicación anticipada en ciertas circunstancias.

La Administración estima que esta nueva norma será adoptada en los estados financieros consolidados del Banco para el período que comenzará el 1 de enero de 2013. La Administración se encuentra evaluando el potencial impacto de la adopción de estas modificaciones.

NIIF 12, Revelaciones de Participaciones en Otras Entidades - El 12 de mayo de 2011, el IASB emitió NIIF 12, Revelaciones de Intereses en Otras Entidades, la cual requiere mayores revelaciones relacionadas a las participaciones en filiales, acuerdos conjuntos, asociadas y entidades estructuradas no consolidadas. NIIF 12 establece objetivos de revelación y especifica revelaciones mínimas que una entidad debe proporcionar para cumplir con esos objetivos. Una entidad deberá revelar información que permita a los usuarios de sus estados financieros evaluar la naturaleza y riesgos asociados con sus participaciones en otras entidades y los efectos de esas participaciones en sus estados financieros. Los requerimientos de revelación son extensos y representan un esfuerzo que podría requerir acumular la información necesaria. La fecha efectiva de aplicación de NIIF 12 es el 1 de enero de 2013, pero se permite a las entidades incorporar cualquiera de las nuevas revelaciones en sus estados financieros antes de esa fecha.

La Administración estima que esta nueva norma será adoptada en los estados financieros consolidados del Banco para el período que comenzará el 1 de enero de 2013. La Administración se encuentra evaluando el potencial impacto de la adopción de estas modificaciones.

Estados Financieros 2012 / Banco Santander Chile 35

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

NIC 27 (2011), Estados Financieros Separados - NIC 27 Estados Financieros Consolidados y Separados fue modificada por la emisión de NIIF 10 pero retiene las guías actuales para estados financieros separados. La Administración estima que esta norma no tendrá efectos significativos en los estados financieros del Banco, debido a que la modificación no altera el tratamiento contable dado a los estados financieros separados.

NIC 28 (2011), Inversiones en Asociadas y Negocios Conjuntos - NIC 28 Inversiones en Asociadas fue modificada para conformar los cambios relacionados con la emisión de NIIF 10 y NIIF 11. La Administración se encuentra evaluando el potencial impacto que esta revisión de la norma tendrá en los estados financieros del Banco.

NIIF 13, Mediciones de Valor Razonable - El 12 de mayo de 2011, el IASB emitió NIIF 13, Mediciones de Valor Razonable, la cual establece una sola fuente de guías para las mediciones a valor razonable bajo las NIIF. Esta norma aplica tanto para activos financieros como para activos no financieros medidos a valor razonable. El valor razonable se define como “el precio que sería recibido al vender un activo o pagar para transferir un pasivo en una transacción organizada entre participantes de mercado en la fecha de medición” (es decir, un precio de salida). NIIF 13 es efectiva para períodos anuales que comienzan en o después del 1 de enero de 2013, se permite la aplicación anticipada, y aplica prospectivamente desde el comienzo del período anual en el cual es adoptada. La Administración se encuentra evaluando el potencial impacto que esta revisión de la norma tendrá en los estados financieros del Banco.

Enmienda NIC 1, Presentación de Estados Financieros - EL 16 de Junio de 2011, el IASB publicó Presentación de los Componentes de Otros Resultados Integrales (modificaciones a NIC 1). Las modificaciones retienen la opción de presentar un estado de resultados y un estado de resultados integrales ya sea en un solo estado o en dos estados individuales consecutivos. Se exige que los componentes de otros resultados integrales sean agrupados en aquellos que serán y aquellos que no serán posteriormente reclasificados a pérdidas y ganancias. Se exige que el impuesto sobre los otros resultados integrales sea asignado sobre esa misma base. La medición y reconocimiento de los componentes de pérdidas y ganancias y otros resultados integrales no son ven afectados por las modificaciones, las cuales son aplicables para períodos de reporte que comienzan en o después del 1 de Julio de 2012, se permite la aplicación anticipada. La Administración se encuentra evaluando el potencial impacto que esta revisión de la norma tendrá en los estados financieros del Banco.

Enmienda a NIC 19, Beneficios a los Empleados - El 16 de Junio de 2011, el IASB publicó modificaciones a NIC 19, Beneficios a los Empleados, las cuales cambian la contabilización de los planes de beneficios definidos y los beneficios de término. Las modificaciones requieren el reconocimiento de los cambios en la obligación por beneficios definidos y en los activos del plan cuando esos cambios ocurren, eliminando el enfoque del corredor y acelerando el reconocimiento de los costos de servicios pasados.

Los cambios en la obligación de beneficios definidos y los activos del plan son desagregadas en tres componentes: costos de servicio, interés neto sobre los pasivos (activos) netos por beneficios definidos y remediciones de los pasivos (activos) netos por beneficios definidos.

El interés neto se calcula usando una tasa de retorno para bonos corporativos de alta calidad. Esto podría ser menor que la tasa actualmente utilizada para calcular el retorno esperado sobre los activos del plan, resultando en una disminución en la utilidad del ejercicio. Las modificaciones son efectivas para períodos anuales que comienzan en o después del 1 de enero de 2013, se permite la aplicación anticipada. Se exige la aplicación retrospectiva con ciertas excepciones. La Administración se encuentra evaluando el potencial impacto que esta revisión de la norma tendrá en los estados financieros del Banco.

Enmienda a NIC 32, Instrumentos Financieros: Presentación - En Diciembre de 2011, el IASB modificó los requerimientos de contabilización y revelación relacionados con el neteo activos y pasivos financieros mediante las enmiendas a NIC 32 y NIIF 7. Estas enmiendas son el resultado del proyecto conjunto del IASB y el Financial Accounting Standards Board (FASB) para abordar las diferencias en sus respectivas normas contables con respecto al neteo de instrumentos financieros. Las nuevas revelaciones son requeridas para períodos anuales o intermedios que comiencen en o después del 1 de enero de 2013 y las modificaciones a NIC 32 son efectivas para períodos anuales que comienzan en o después del 1 de enero de 2014. Ambos requieren aplicación retrospectiva para períodos comparativos. La Administración estima que esta nueva norma será adoptada en los estados financieros consolidados del Banco para el período que comenzará el 1 de enero de 2013. La Administración se encuentra evaluando el potencial impacto de la adopción de estas modificaciones.

Estados Financieros 2012 / Banco Santander Chile 36

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

Enmienda a NIIF 7, Neteo de Activos y Pasivos Financieros - NIIF 7 Instrumentos Financieros: Revelaciones fue modificada para solicitar información acerca de todos los instrumentos financieros reconocidos que están siendo neteados en conformidad con el párrafo 42 de NIC 32 Instrumentos Financieros: Presentación. Las modificaciones también requieren la revelación de información acerca de los instrumentos financieros reconocidos que están sujetos a acuerdos maestros de neteo exigibles y acuerdos similares incluso si ellos no han sido neteados en conformidad con NIC 32. El IASB considera que estas revelaciones permitirán a los usuarios de los estados financieros evaluar el efecto o el potencial efecto de acuerdos que permiten el neteo, incluyendo derechos de neteo asociados con los activos financieros y pasivos financieros reconocidos por la entidad en su estado de posición financiera. Las modificaciones son efectiva para períodos anuales que comienzan en o después del 1 de Enero de 2013. Se permite la aplicación anticipada. La Administración estima que esta nueva norma será adoptada en los estados financieros consolidados del Banco para el período que comenzará el 1 de enero de 2013. La Administración se encuentra evaluando el potencial impacto de la adopción de estas modificaciones.

Enmienda NIIF 10 – Estados Financieros Consolidados, NIIF 11 - Acuerdos Conjuntos y NIIF 12 - Revelaciones de Participaciones en Otras Entidades – Guías para la transición - El 28 de Junio de 2012, el IASB publicó Estados Financieros Consolidados, Acuerdos Conjuntos y Revelaciones de Participaciones en Otras Entidades (Modificaciones a NIIF 10, NIIF 11 y NIIF 12). Las modificaciones tienen la intención de proporcionar un aligeramiento adicional en la transición a NIIF 10, NIIF 11 y NIIF 12, al “limitar el requerimiento de proporcionar información comparativa ajustada solo para el año comparativo inmediatamente precedente”. También, modificaciones a NIIF 11 y NIIF 12 eliminan el requerimiento de proporcionar información comparativa para períodos anteriores al período inmediatamente precedente. La fecha efectiva de estas modificaciones es para períodos que comiencen en o después del 1 de enero de 2013, alineándose con las fechas efectivas de NIIF 10, NIIF 11 y NIIF 12. La Administración estima que esta nueva norma será adoptada en los estados financieros consolidados del Banco para el período que comenzará el 1 de enero de 2013. La Administración se encuentra evaluando el potencial impacto de la adopción de estas modificaciones.

Entidades de Inversión – Enmiendas a NIIF 10 – Estados Financieros Consolidados; NIIF 12 – Revelaciones de Participaciones en Otras Entidades y NIC 27 – Estados Financieros Separados -

El 31 de Octubre de 2012, el IASB publicó “Entidades de Inversión (modificaciones a NIIF 10, NIIF 12 y NIC 27)”, proporcionando una exención para la consolidación de filiales bajo NIIF 10 Estados Financieros Consolidados para entidades que cumplan la definición de “entidad de inversión”, tales como ciertos fondos de inversión. En su lugar, tales entidades medirán sus inversiones en filiales a valor razonable a través de resultados en conformidad con NIIF 9 Instrumentos Financieros o NIC 39 Instrumentos Financieros: Reconocimiento y Medición.

Las modificaciones también exigen revelación adicional con respecto a si la entidad es considerada una entidad de inversión, detalles de las filiales no consolidadas de la entidad, y la naturaleza de la relación y ciertas transacciones entre la entidad de inversión y sus filiales. Por otra parte, las modificaciones exigen a una entidad de inversión contabilizar su inversión en una filial de la misma manera en sus estados financieros consolidados como en sus estados financieros individuales (o solo proporcionar estados financieros individuales si todas las filiales son no consolidadas). La fecha efectiva de estas modificaciones es para períodos que comiencen en o después del 1 de enero de 2014. Se permite la aplicación anticipada.

La Administración estima que esta nueva norma será adoptada en los estados financieros consolidados del Banco para el período que comenzará el 1 de enero de 2014. La Administración se encuentra evaluando el potencial impacto de la adopción de estas modificaciones.

CINIIF 20, Costos de Desbroce en la Fase de Producción de una Mina de Superficie - El 19 de Octubre de 2011, el IFRS Interpretations Committee publicó CINIIF 20, Costos de Desbroce in la Fase de Producción de una Mina de Superficie (‘CINIIF 20’). CINIIF 20 aplica a todos los tipos de recursos naturales que son extraídos usando el proceso de minería superficial. Los costos de actividades de desbroce que mejoren el acceso a minerales deberán ser reconocidos como un activo no corriente (“activo de actividad de desbroce”) cuando se cumplan ciertos criterios, mientras que los costos de operaciones continuas normales de actividades de desbroce deberán ser contabilizados de acuerdo con NIC 2 Inventarios. El activo por actividad de desbroce deberá ser inicialmente medido al costo y posteriormente a costo o a su importe revaluado menos depreciación o amortización y pérdidas por deterioro. La interpretación es efectiva para períodos anuales que comienzan en o después del 1 de Enero de 2013. Se permite la aplicación anticipada. La Administración considera que esta nueva interpretación no tendrá impacto sobre sus estados financieros debido a que sus actividades de negocio no consideran la extracción de recursos naturales.

NOTA N°02

CAMBIOS CONTABLES

Al 31 de Diciembre de 2012, no existen cambios contables respecto del ejercicio anterior que revelar.

Estados Financieros 2012 / Banco Santander Chile 37

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°03

HECHOS RELEVANTES

Al 31 de Diciembre de 2012, se han registrado los siguientes hechos relevantes que han influido en las operaciones de Banco o en los estados financieros:

a)	Directorio

En Junta General Ordinaria de Accionistas celebrada el 24 de Abril de 2012 se reúnen bajo la Presidencia de don Mauricio Larraín Garcés, Jesús María Zabalza Lotina (Primer Vicepresidente), Oscar von Chrismar Carvajal (Segundo Vicepresidente), Víctor Arbulú Crousillat, Lisandro Serrano Spoerer, Marco Colodro Hadjes, Vittorio Corbo Lioi, Carlos Olivos Marchant, Roberto Méndez Torres, Lucía Santa Cruz Sutil, Roberto Zahler Mayanz, Raimundo Monge Zegers (Director Suplente). Además, asisten el Gerente General don Claudio Melandri Hinojosa y el Gerente de Contabilidad don Felipe Contreras Fajardo.

En sesión extraordinaria de Directorio N°103 de fecha 24 de Mayo de 2012, presentó su renuncia al cargo de Director Suplente el señor Juan Manuel Hoyos Martínez de Irujo.

En sesión ordinaria de Directorio N°436 de fecha 28 de Agosto de 2012, el señor Juan Pedro Santa María Pérez, asume el cargo de Director Suplente.

Destino de la utilidad y reparto de dividendos

De acuerdo con la información presentada en la Junta anteriormente señalada, las utilidades líquidas del ejercicio correspondiente al año 2011 (que se denominan en los estados financieros “Utilidad atribuible a tenedores patrimoniales del Banco”), ascendieron a MM$ 435.084 se aprueba distribuir el 60% de dichas utilidades, la cual dividida por el número de acciones emitidas, corresponde a un dividendo de $ 1,385 por cada acción, el que se comenzó a pagar a partir del día 25 de Abril de 2012. Asimismo, se aprueba que el 40% restante de las utilidades sea destinado a incrementar las reservas del Banco.

b)	Emisión de bonos bancarios año 2012

Durante el año 2012 el Banco emitió bonos corrientes por USD 1.085.990.000, UF 4.000.000, CLP 25.000.000.000 y CNY 500.000.000. El detalle de las colocaciones realizadas durante el año 2012 se incluyen en Nota 20.

b.1)	Bonos corrientes año 2012

Serie	Monto		Plazo	Tasa de emisión	Fecha de emisión	Fecha de vencimiento
Bono corriente	USD	250.000.000	2 años	Libor (3 meses) + 200 pb	14-02-2012	14-02-2014
Bono cero cupón	USD	85.990.000	1 año	Libor (3 meses) + 100 pb	29-08-2012	30-08-2013
Bono corriente	USD	750.000.000	10 años	3,875 % anual simple	20-09-2012	20-09-2022
Total	USD	1.085.990.000
E6	UF	4.000.000	10 años	3,5 % anual simple	01-04-2012	01-04-2022
Total	UF	4.000.000
E7	CLP	25.000.000.000	5 años	6,75 % anual simple	01-03-2012	01-03-2017
Total	CLP	25.000.000.000
Bono CNY	CNY	500.000.000	2 años	3,75% anual simple	26-11-2012	26-11-2014
Total	CNY	500.000.000

b.2)	Bonos subordinados año 2012

Durante el año 2012, el Banco no ha emitido bonos subordinados.

Estados Financieros 2012 / Banco Santander Chile 38

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°03

HECHOS RELEVANTES, continuación

c) Venta de sucursales

Durante el tercer trimestre de 2012 el Banco vendió 17 sucursales generando una utilidad de MM$ 8.564. Ver detalle de estas transacciones en Nota 36.

d) Compra y venta de acciones

Compra:

Durante el mes de Agosto de 2012, Banco Santander Chile adquiere 144 acciones de la Sociedad Operadora de la Cámara de Compensación de pagos de Alto Valor S.A., ver detalle de esta transacción en Nota 13.

Venta:

Durante el mes de Julio de 2012, Banco Santander Chile vendió 3.628.154 acciones de la sociedad de apoyo Transbank S.A., ver detalle de esta transacción en Nota 13.

e) Cesión de créditos castigados

Durante el año 2012, Banco Santander Chile firmó acuerdos de cesión de créditos castigados con “Fondo de Inversiones Cantábrico”. Al 31 de Diciembre se han realizado ventas de carteras a esta institución por un total de MM$ 2.608, ver detalle de estas transacciones en Nota 11.

f) Cesión de créditos hipotecarios vigentes

Durante el año 2012, Banco Santander Chile firma acuerdo de cesión de créditos vigentes con “Metlife Chile Seguros de Vida S.A.” Al 31 de Diciembre se han realizado ventas de cartera a esta institución por un total de MM$ 18.587, ver detalle de esta transacción en Nota 11.

g) Cesión de créditos comerciales vigentes

Durante el año 2012, Banco Santander Chile firma acuerdo de cesión de créditos vigentes. Al 31 de Diciembre se han realizado ventas de cartera a esta institución por un total de MM$ 7.655, ver detalle de esta transacción en Nota 11.

Estados Financieros 2012 / Banco Santander Chile 39

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°04

SEGMENTOS DE NEGOCIO

El Banco administra y mide el desempeño de sus operaciones por segmentos de negocios. La información que se incluye en esta nota no es necesariamente comparable con la de otras instituciones financieras, debido a que se basa en el sistema interno de información para la gestión según los segmentos establecidos por el Banco.

Las transacciones entre segmentos se realizan bajo condiciones y términos comerciales normales. Los activos, pasivos y resultados de cada segmento incluyen ítems directamente atribuibles al segmento al que pueden asignarse con una base razonable.

El Banco se compone de los siguientes segmentos de negocios:

Individuos

a.	Santander Banefe

Atiende a individuos con ingresos mensuales de entre $150.000 y $400.000 pesos, los cuales reciben servicios por medio de Santander Banefe. Este segmento ofrece una variedad de servicios a los clientes incluyendo préstamos de consumo, tarjetas de crédito, préstamos para automóviles, préstamos hipotecarios, tarjetas de débito, productos de ahorro, fondos mutuos y seguros.

b.	Banca Personas

Atiende a individuos con ingresos mensuales mayores a $400.000 pesos. Este segmento ofrece una variedad de servicios a los clientes incluyendo préstamos de consumo, tarjetas de crédito, préstamos para automóviles, préstamos comerciales, comercio exterior, préstamos hipotecarios, tarjetas de débito, cuentas corrientes, productos de ahorro, fondos mutuos, corretaje de acciones y seguros.

PYMEs

Atiende a compañías pequeñas con ventas anuales inferiores a MM$1.200. Este segmento ofrece a sus clientes una variedad de productos que incluyen préstamos comerciales, créditos con garantía estatal, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, productos de ahorro, fondos mutuos y seguros.

Institucionales

Atiende a organizaciones institucionales tales como universidades, organismos gubernamentales, municipalidades y gobiernos regionales. En este segmento se ofrece una variedad de productos, incluyendo préstamos comerciales, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, servicios transaccionales, servicios de tesorería, productos de ahorro, fondos mutuos y seguros.

Empresas

El segmento Empresas está compuesto por Banca Comercial y Banca Empresas, donde se encuentran como subsegmentos las empresas medianas, empresas del sector inmobiliario (Inmobiliaria) y Grandes Empresas:

a.	Empresas

Atiende a compañías con ventas anuales sobre los MM$ 1.200 y hasta MM$ 10.000. Este segmento ofrece una gran variedad de productos, incluyendo préstamos comerciales, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, servicios transaccionales, servicios de tesorería, consultoría financiera, productos de ahorro, fondos mutuos y seguros.

b.	Inmobiliaria

Este segmento incluye todas las compañías en el sector inmobiliario que ejecutan proyectos para vender a terceros y a todas las constructoras con ventas anuales superiores a MM$ 800 sin tope. A estos clientes, en adición de ofrecerle los tradicionales servicios bancarios, se les ofrece servicios especializados para el financiamiento de proyectos principalmente residenciales, con la intención de aumentar la venta de préstamos hipotecarios.

c.	Grandes Empresas

Considera compañías con ventas anuales sobre los MM$ 10.000. Este segmento ofrece una gran variedad de productos, incluyendo préstamos comerciales, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, servicios transaccionales, servicios de tesorería, consultoría financiera, banca de inversión, productos de ahorro, fondos mutuos y seguros.

Estados Financieros 2012 / Banco Santander Chile 40

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°04

SEGMENTOS DE NEGOCIO, continuación

Global Banking and Markets

El segmento Global Banking and Markets se compone de:

a.	Corporativa

Compañías multinacionales extranjeras o empresas multinacionales chilenas que tienen ventas por encima de los MM$ 10.000. Este segmento ofrece una gran variedad de productos, incluyendo préstamos comerciales, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, servicios transaccionales, servicios de tesorería, consultoría financiera, banca de inversión, productos de ahorro, fondos mutuos y seguros.

b.	Tesorería

La División de Tesorería proporciona sofisticados productos financieros principalmente a compañías en el área de Banca mayorista y el segmento de Empresas. Se incluyen productos como financiamiento y captación a corto plazo, servicios de corretaje, derivados, securitización y otros productos diseñados según la necesidad. El área de Tesorería también maneja la intermediación de posiciones, así como la cartera de inversiones propias.

Actividades Corporativas (“Otros”)

Este segmento incluye Gestión Financiera, que desarrolla las funciones globales de gestión de la posición estructural de cambio, del riesgo de interés estructural de la entidad matriz y del riesgo de liquidez. Este último, a través de la realización de emisiones y utilizaciones. Así mismo se gestionan, igualmente, los recursos propios, la dotación de capital que se hace a cada unidad y el costo de financiación de las inversiones realizadas. Todo ello hace que, habitualmente, tenga aportación negativa a los resultados.

Además este segmento incorpora todos los resultados intra-segmento, todas las actividades no asignadas a un segmento o producto con clientes.

Las políticas contables de los segmentos son las mismas que las descritas en el resumen de los principios contables, y son personalizados para satisfacer las necesidades de gestión del Banco. El Banco obtiene la mayoría de sus ingresos procedentes de los ingresos por intereses, los ingresos por comisiones y los resultados por operaciones financieras. La máxima autoridad en la toma de decisiones de cada segmento se basa principalmente en los ingresos por intereses, los ingresos por comisiones y provisión de gastos para evaluar el desempeño de los segmentos, y así tomar decisiones sobre los recursos que se asignarán a éstos.

Estados Financieros 2012 / Banco Santander Chile 41

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°04

SEGMENTOS DE NEGOCIO, continuación

Los cuadros que se presentan a continuación, muestran el resultado del Banco por segmentos de negocios, por los ejercicios terminados el 31 de Diciembre de 2012 y 2011 y además los saldos correspondientes a créditos y saldos de cuentas por cobrar a clientes al 31 de Diciembre de 2012 y 2011:

	Al 31 de Diciembre de 2012
	Créditos y cuentas por cobrar a clientes (1)	Ingreso neto por intereses y reajustes	Ingreso neto por comisiones	ROF (2)	Provisiones	Gastos de apoyo (3)	Contribución neta del segmento
	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Segmentos
Individuos	9.723.801	620.970	174.283	7.790	(274.275)	(349.513)	179.255
Santander Banefe	799.412	123.168	33.853	102	(81.472)	(66.386)	9.265
Banca Comercial	8.924.389	497.802	140.430	7.688	(192.803)	(283.127)	169.990
PYMEs	2.836.695	234.012	39.024	4.903	(72.719)	(76.864)	128.356
Institucionales	356.465	28.466	2.466	615	(346)	(12.686)	18.515

Empresas	4.072.191	148.433	25.836	11.062	(24.608)	(47.756)	112.967
Empresas	1.632.276	70.962	13.863	5.118	(21.598)	(24.521)	43.824
Grandes Empresas	1.668.828	56.045	8.679	5.623	(3.705)	(17.989)	48.653
Inmobiliarias	771.087	21.426	3.294	321	695	(5.246)	20.490
Banca Comercial	16.989.152	1.031.881	241.609	24.370	(371.948)	(486.819)	439.093

Global banking and markets	1.858.116	57.591	26.315	66.804	5.334	(35.209)	120.835
Corporativa	1.851.127	65.838	29.336	815	5.334	(13.909)	87.414
Tesorería	6.989	(8.247)	(3.021)	65.989	-	(21.300)	33.421
Otros	119.384	(46.738)	2.648	(8.875)	(88)	(18.108)	(71.161)

Totales	18.966.652	1.042.734	270.572	82.299	(366.702)	(540.136)	488.767

Otros ingresos operacionales							19.758
Otros gastos operacionales							(65.105)
Resultado por inversiones en sociedades							267
Impuesto a la renta							(51.095)
Utilidad consolidada del ejercicio							392.592

(1)	Corresponde a créditos y cuentas por cobrar a clientes más el saldo adeudado por bancos, sin deducir sus respectivas provisiones por insolvencia.
(2)	Corresponde a la suma de la utilidad neta de operaciones financieras y la utilidad de cambio neta.
(3)	Corresponde a la suma de remuneraciones y gastos del personal, gastos de administración, depreciaciones, amortizaciones y deterioro.

Estados Financieros 2012 / Banco Santander Chile 42

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°04

SEGMENTOS DE NEGOCIO, continuación

	Al 31 de Diciembre de 2011
	Créditos y cuentas por cobrar a clientes (1)	Ingreso neto por intereses y reajustes	Ingreso neto por comisiones	ROF (2)	Provisiones	Gastos de apoyo (3)	Contribución neta del segmento
	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Segmentos
Individuos	9.289.345	570.293	187.176	9.095	(214.527)	(322.273)	229.764
Santander Banefe	804.852	117.154	37.206	275	(62.250)	(70.719)	21.666
Banca Comercial	8.484.493	453.139	149.970	8.820	(152.277)	(251.554)	208.098
PYMEs	2.560.736	207.008	38.274	9.577	(65.028)	(74.962)	114.869
Institucionales	355.199	26.856	1.831	859	503	(11.329)	18.720

Empresas	3.650.709	140.818	24.310	13.427	(11.592)	(40.680)	126.283
Empresas	1.583.895	65.499	12.785	7.134	(10.080)	(22.698)	52.640
Grandes Empresas	1.470.447	56.467	8.594	5.669	(1.212)	(13.496)	56.022
Inmobiliarias	596.367	18.852	2.931	624	(300)	(4.486)	17.621
Banca Comercial	15.855.989	944.975	251.591	32.958	(290.644)	(449.244)	489.636

Global banking and markets	1.494.752	48.942	31.908	68.530	7.614	(35.302)	121.692
Corporativa	1.479.838	64.845	30.745	1.368	7.614	(13.790)	90.782
Tesorería	14.914	(15.903)	1.163	67.162	-	(21.512)	30.910
Otros	84.041	(21.617)	(5.663)	(7.291)	503	(16.474)	(50.542)

Totales	17.434.782	972.300	277.836	94.197	(282.527)	(501.020)	560.786

Otros ingresos operacionales							27.100
Otros gastos operacionales							(66.558)
Resultado por inversiones en sociedades							2.140
Impuesto a la renta							(83.453)
Utilidad consolidada del ejercicio							440.015

(1)	Corresponde a créditos y cuentas por cobrar a clientes más el saldo adeudado por bancos, sin deducir sus respectivas provisiones por insolvencia.
(2)	Corresponde a la suma de la utilidad neta de operaciones financieras y la utilidad de cambio neta.
(3)	Corresponde a la suma de remuneraciones y gastos del personal, gastos de administración, depreciaciones, amortizaciones y deterioro.

Estados Financieros 2012 / Banco Santander Chile 43

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°05

EFECTIVO Y EQUIVALENTE DE EFECTIVO

a)	El detalle de los saldos incluidos bajo efectivo equivalente de efectivo es el siguiente:

	Al 31 de Diciembre de
	2012	2011
	MM$	MM$

Efectivo y depósitos en bancos
Efectivo	435.687	369.585
Depósitos en el Banco Central de Chile	520.031	2.142.550
Depósitos bancos nacionales	4.057	465
Depósitos en el exterior	290.639	281.101
Subtotales efectivo y depósitos en bancos	1.250.414	2.793.701

Operaciones con liquidación en curso netas	235.314	186.968

Totales efectivo y equivalente de efectivo	1.485.728	2.980.669

El nivel de los fondos en efectivo y en el Banco Central de Chile responde a regulaciones sobre encaje que el Banco debe mantener como promedio en períodos mensuales.

b)	Operaciones con liquidación en curso:

Las operaciones con liquidación en curso corresponden a transacciones en que sólo resta la liquidación que aumentará o disminuirá los fondos en el Banco Central de Chile o en bancos del exterior, normalmente dentro de las próximas 24 a 48 hrs. hábiles siguientes al cierre de cada ejercicio. Estas operaciones se presentan de acuerdo al siguiente detalle:

	Al 31 de Diciembre de
	2012	2011
	MM$	MM$

Activos
Documentos a cargo de otros bancos (canje)	238.714	188.907
Fondos por recibir	281.553	87.547
Subtotales	520.267	276.454
Pasivos
Fondos por entregar	284.953	89.486
Subtotales	284.953	89.486

Operaciones con liquidación en curso netas	235.314	186.968

Estados Financieros 2012 / Banco Santander Chile 44

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°06

INSTRUMENTOS PARA NEGOCIACIÓN

El detalle de los instrumentos designados como instrumentos financieros para negociación es el siguiente:

	Al 31 de Diciembre de
	2012	2011
	MM$	MM$

Instrumentos del Estado y del Banco Central de Chile:
Bonos del Banco Central de Chile	267.008	311.503
Pagarés del Banco Central de Chile	3.397	60.233
Otros instrumentos del Estado y del Banco Central de Chile	48.160	15.789
Subtotales	318.565	387.525

Instrumentos de otras instituciones nacionales:
Pagarés de depósitos en bancos del país	3.531	-
Letras hipotecarias de bancos del país	-	-
Bonos de bancos del país	-	-
Bonos de otras empresas del país	-	-
Otros instrumentos emitidos en el país	-	-
Subtotales	3.531	-

Instrumentos de instituciones extranjeras:
Instrumentos de gobierno o bancos centrales del exterior	-	-
Otros instrumentos del exterior	-	-
Subtotales	-	-

Inversiones en fondos mutuos:
Fondos administrados por entidades relacionadas	16.191	22.238
Fondos administrados por terceros	-	-
Subtotales	16.191	22.238

Totales	338.287	409.763

Al 31 de Diciembre de 2012 dentro del rubro “Instrumentos del Estado y del Banco Central de Chile” no existen instrumentos vendidos con pacto de retrocompra a clientes e instituciones financieras (MM$ 27.017 al 31 de Diciembre de 2011).

Al 31 de Diciembre de 2012 y 2011 dentro del rubro “Instrumentos de otras instituciones nacionales” no existen instrumentos vendidos con pacto de retrocompra a clientes e instituciones financieras.

Estados Financieros 2012 / Banco Santander Chile 45

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°07

OPERACIONES CON PACTO DE RETROCOMPRA Y PRÉSTAMOS DE VALORES

a)	Derechos por compromisos de compra

El Banco compra instrumentos financieros acordando revenderlos en una fecha futura. Al 31 de Diciembre de 2012 y 2011 los derechos asociados a los instrumentos adquiridos con pactos de retroventa son los siguientes:

Al 31 de Diciembre de
	2012				2011
	Desde 1 día y menos de 3 meses	Más de 3 meses y menos de 1 año	Más de 1 año	Total	Desde 1 día y menos de 3 meses	Más de 3 meses y menos de 1 año	Más de 1 año	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Instrumentos del Estado y del Banco Central de Chile:
Bonos del Banco Central de Chile	6.993	-	-	6.993	12.928	-	-	12.928
Pagarés del Banco Central de Chile	-	-	-	-	-	-	-	-
Otros instrumentos del Estado y del Banco Central de Chile	-	-	-	-	-	-	-	-
Subtotales	6.993	-	-	6.993	12.928	-	-	12.928
Instrumentos de otras instituciones nacionales:
Pagarés de depósitos en bancos del país	-	-	-	-	-	-	-	-
Letras hipotecarias de bancos del país	-	-	-	-	-	-	-	-
Bonos de bancos del país	-	-	-	-	-	-	-	-
Bonos de otras empresas del país	-	-	-	-	-	-	-	-
Otros instrumentos emitidos en el país	-	-	-	-	-	-	-	-
Subtotales	-	-	-	-	-	-	-	-
Instrumentos de instituciones extranjeras:
Instrumentos de gobiernos o bancos centrales del exterior	-	-	-	-	-	-	-	-
Otros instrumentos del exterior	-	-	-	-	-	-	-	-
Subtotales	-	-	-	- -	-	-	-	-
Inversiones en fondos mutuos:
Fondos administrados por entidades relacionadas	-	-	-	-	-	-	-	-
Fondos administrados por terceros	-	-	-	-	-	-	-	-
Subtotales	-	-	-	-	-	-	-	-

Totales	6.993	-	-	6.993	12.928	-	-	12.928

Estados Financieros 2012 / Banco Santander Chile 46

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°07

OPERACIONES CON PACTO DE RETROCOMPRA Y PRÉSTAMOS DE VALORES, continuación

b)	Obligaciones por compromisos de venta

El Banco obtiene fondos vendiendo instrumentos financieros y comprometiéndose a comprarlos en fechas futuras, más un interés a una tasa prefijada. Al 31 de Diciembre de 2012 y 2011 las obligaciones asociadas a los instrumentos vendidos con pactos de retrocompra son los siguientes:

	Al 31 de Diciembre de
	2012				2011
	Desde 1 día y menos de 3 meses	Más de 3 meses y menos de 1 año	Más de 1 año	Total	Desde 1 día y menos de 3 meses	Más de 3 meses y menos de 1 año	Más de 1 año	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Instrumentos del Estado y del Banco Central de Chile:
Bonos del Banco Central de Chile	155.869	-	-	155.869	27.638	-	-	27.638
Pagarés del Banco Central de Chile	33	-	-	33	270.591	-	-	270.591
Otros instrumentos del Estado y del Banco Central de Chile	-	-	-	-	-	-	-	-
Subtotales	155.902	-	-	155.902	298.229	-	-	298.229
Instrumentos de otras instituciones nacionales:
Pagarés de depósitos en bancos del país	144.935	3.280	-	148.215	243.548	2.584	-	246.132
Letras hipotecarias de bancos del país	-	-	-	-	18	2	-	20
Bonos de bancos del país	-	-	-	-	-	-	-	-
Bonos de otras empresas del país	-	-	-	-	-	-	-	-
Otros instrumentos emitidos en el país	-	-	-	-	-	-	-	-
Subtotales	144.935	3.280	-	148.215	243.566	2.586	-	246.152
Instrumentos de instituciones extranjeras:
Instrumentos de gobiernos o bancos centrales del exterior	-	-	-	-	-	-	-	-
Otros instrumentos del exterior	-	-	-	-	-	-	-	-
Subtotales	-	-	-	-	-	-	-	-
Inversiones en fondos mutuos:
Fondos administrados por entidades relacionadas	-	-	-	-	-	-	-	-
Fondos administrados por terceros	-	-	-	-	-	-	-	-
Subtotales	-	-	-	-	-	-	-	-

Totales	300.837	3.280	-	304.117	541.795	2.586	-	544.381

Estados Financieros 2012 / Banco Santander Chile 47

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°07

OPERACIONES CON PACTO DE RETROCOMPRA Y PRÉSTAMOS DE VALORES, continuación

c) Al 31 de Diciembre de 2012 y 2011 se presenta el detalle por tipo de cartera de los colaterales asociados a pactos de retrocompra, los cuales se valorizan a tasas de mercado.

	Al 31 de Diciembre de
	2012			2011
	Cartera Disponible para la Venta	Cartera de Negociación	Total Instrumentos con pacto	Cartera Disponible para la Venta	Cartera de Negociación	Total Instrumentos con pacto
	MM$	MM$	MM$	MM$	MM$	MM$

Instrumentos del Estado y del Banco Central de Chile:
Bonos del Banco Central de Chile	156.307	-	156.307	27.688	-	27.688
Pagarés del Banco Central de Chile	33	-	33	245.635	27.017	272.652
Otros instrumentos del Estado y del Banco Central de Chile	-	-	-	-	-	-
Subtotales	156.340	-	156.340	273.323	27.017	300.340
Otros instrumentos emitidos en el país:
Pagarés de depósitos en bancos del país	148.277	-	148.277	246.205	-	246.205
Letras hipotecarias de bancos del país	-	-	-	19	-	19
Bonos de bancos del país	-	-	-	-	-	-
Bonos de otras empresas del país	-	-	-	-	-	-
Otros instrumentos emitidos en el país	-	-	-	-	-	-
Subtotales	148.277	-	148.277	246.224	-	246.224
Instrumentos de instituciones extranjeras:
Instrumentos de gobierno o bancos centrales del exterior	-	-	-	-	-	-
Otros instrumentos del exterior	-	-	-	-	-	-
Subtotales	-	-	-	-	-	-
Inversiones en fondos mutuos:
Fondos administrados por entidades relacionadas	-	-	-	-	-	-
Fondos administrados por terceros	-	-	-	-	-	-
Subtotales	-	-	-	-	-	-

Totales	304.617	-	304.617	519.547	27.017	546.564

Estados Financieros 2012 / Banco Santander Chile 48

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°08

CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES

a)	El Banco al 31 de Diciembre de 2012 y 2011, mantiene la siguiente cartera de instrumentos derivados:

	Al 31 de Diciembre de 2012
	Monto nocional				Valor razonable
	Hasta 3 meses	Más de 3 meses a 1 año	Más de 1 año	Totales	Activos	Pasivos
	MM$	MM$	MM$	MM$	MM$	MM$

Derivados de cobertura de valor razonable
Forwards de monedas	-	-	-	-	-	-
Swaps de tasas de interés	95.200	397.092	395.471	887.763	12.647	4.054
Swaps de monedas y tasas	25.396	14.975	671.942	712.313	12.716	4.361
Opciones call de monedas	-	-	-	-	-	-
Opciones call de tasas	-	-	-	-	-	-
Opciones put de monedas	-	-	-	-	-	-
Opciones put de tasas	-	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-	-
Otros derivados	-	-	-	-	-	-
Subtotales	120.596	412.067	1.067.413	1.600.076	25.363	8.415

Derivados de cobertura de flujo de efectivo
Forwards de monedas	13.704	-	-	13.704	-	298
Swaps de tasas de interés	-	-	-	-	-	-
Swaps de monedas y tasas	268.693	666.668	689.045	1.624.406	1.851	52.589
Opciones call de monedas	-	-	-	-	-	-
Opciones call de tasas	-	-	-	-	-	-
Opciones put de monedas	-	-	-	-	-	-
Opciones put de tasas	-	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-	-
Otros derivados	-	-	-	-	-	-
Subtotales	282.397	666.668	689.045	1.638.110	1.851	52.887

Derivados de negociación
Forwards de monedas	17.560.012	7.109.216	563.301	25.232.529	159.624	187.304
Swaps de tasas de interés	4.578.678	9.882.478	13.752.690	28.213.846	204.800	230.380
Swaps de monedas y tasas	1.126.961	3.215.654	11.639.636	15.982.251	899.174	665.100
Opciones call de monedas	413.452	8.032	-	421.484	567	1.485
Opciones call de tasas	3.917	14.458	12.481	30.856	24	20
Opciones put de monedas	402.234	1.928	-	404.162	1.777	516
Opciones put de tasas	-	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-	-
Otros derivados	19.415	-	-	19.415	32	54
Subtotales	24.104.669	20.231.766	25.968.108	70.304.543	1.265.998	1.084.859

Totales	24.507.662	21.310.501	27.724.566	73.542.729	1.293.212	1.146.161

Estados Financieros 2012 / Banco Santander Chile 49

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°08

CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación

	Al 31 de Diciembre de 2011
	Monto nocional				Valor razonable
	Hasta 3 meses	Más de 3 meses a 1 año	Más de 1 año	Totales	Activos	Pasivos
	MM$	MM$	MM$	MM$	MM$	MM$

Derivados de cobertura de valor razonable
Forwards de monedas	-	-	-	-	-	-
Swaps de tasas de interés	-	368.885	444.845	813.730	22.374	35
Swaps de monedas y tasas	30.989	-	277.469	308.458	20.498	869
Opciones call de monedas	-	-	-	-	-	-
Opciones call de tasas	-	-	-	-	-	-
Opciones put de monedas	-	-	-	-	-	-
Opciones put de tasas	-	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-	-
Otros derivados	-	-	-	-	-	-
Subtotales	30.989	368.885	722.314	1.122.188	42.872	904

Derivados de cobertura de flujo de efectivo
Forwards de monedas	-	-	-	-	-	-
Swaps de tasas de interés	-	-	-	-	-	-
Swaps de monedas y tasas	284.875	1.234.882	394.050	1.913.807	94.544	713
Opciones call de monedas	-	-	-	-	-	-
Opciones call de tasas	-	-	-	-	-	-
Opciones put de monedas	-	-	-	-	-	-
Opciones put de tasas	-	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-	-
Otros derivados	-	-	-	-	-	-
Subtotales	284.875	1.234.882	394.050	1.913.807	94.544	713

Derivados de negociación
Forwards de monedas	14.305.612	8.473.390	604.935	23.383.937	264.574	217.022
Swaps de tasas de interés	5.527.118	11.459.132	13.716.043	30.702.293	264.084	302.327
Swaps de monedas y tasas	1.405.419	2.511.430	10.688.479	14.605.328	934.045	769.203
Opciones call de monedas	36.180	23.502	-	59.682	740	560
Opciones call de tasas	5.855	18.773	29.672	54.300	68	256
Opciones put de monedas	14.416	17.503	-	31.919	750	1.017
Opciones put de tasas	-	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-	-
Otros derivados	102.084	1.694	-	103.778	219	400
Subtotales	21.396.684	22.505.424	25.039.129	68.941.237	1.464.480	1.290.785

Totales	21.712.548	24.109.191	26.155.493	71.977.232	1.601.896	1.292.402

Estados Financieros 2012 / Banco Santander Chile 50

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°08

CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación

b)	Coberturas

Coberturas de valor razonable:

El Banco utiliza cross currency swap, interest rate swap y call money swap para cubrir su exposición a cambios en el valor razonable del elemento cubierto atribuibles al tipo de interés. Los instrumentos de cobertura ya mencionados, modifican el costo efectivo de emisiones a largo plazo, desde un tipo de interés fijo a un tipo de interés variable disminuyendo la duración y modificando la sensibilidad a los tramos más cortos de la curva.

A continuación se presenta el detalle de los elementos cubiertos e instrumentos de cobertura bajo coberturas de valor razonable, vigentes al 31 de Diciembre de 2012 y 2011, separado por plazo al vencimiento:

	Al 31 de Diciembre de 2012
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$

Elemento cubierto
Bonos corporativos	10.295	-	-	-	10.295
Bonos corrientes o senior	-	300.769	4.568	582.226	887.563
Bonos subordinados	-	143.655	-	-	143.655
Créditos Corfo	25.000	-	-	-	25.000
Depósito a plazo	497.368	-	-	27.409	524.777
Letras hipotecarias	-	-	-	3.995	3.995
Bono Yankee	-	-	-	4.791	4.791
Totales	532.663	444.424	4.568	618.421	1.600.076

Instrumento de cobertura
Cross currency swap	40.371	300.769	4.568	366.605	712.313
Interest rate swap	39.295	143.655	-	28.731	211.681
Call money swap	452.997	-	-	223.085	676.082
Totales	532.663	444.424	4.568	618.421	1.600.076

	Al 31 de Diciembre de 2011
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$

Elemento cubierto
Bonos corporativos	-	11.188	-	-	11.188
Bonos corrientes o senior	364.245	-	326.129	148.484	838.858
Bonos subordinados	-	158.124	-	-	158.124
Créditos Corfo	-	25.000	-	-	25.000
Depósitos a plazo	35.629	25.050	-	-	60.679
Letras Hipotecarias	-		-	28.339	28.339
Bono Yankee	-	-	-	-	-
Totales	399.874	219.362	326.129	176.823	1.122.188

Instrumento de cobertura
Cross currency swap	30.989	183.174	65.956	28.339	308.458
Interest rate swap	364.245	11.188	260.173	-	635.606
Call money swap	4.640	25.000	-	148.484	178.124
Totales	399.874	219.362	326.129	176.823	1.122.188

Estados Financieros 2012 / Banco Santander Chile 51

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°08

CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación

Coberturas de flujos de efectivo:

El Banco utiliza cross currency swaps para cubrir el riesgo de variablidad de flujos atribuibles a cambios en la tasa de interés de bonos y créditos interbancarios emitidos a tasa variable. Para cubrir el riesgo de inflación presente en ciertas partidas utiliza tanto forwards como cross currency swaps. Tanto los flujos de efectivo sobre los cross currency swaps como sobre los forwards, se encuentran igualados a los flujos de efectivo de las partidas cubiertas, y modifican flujos inciertos por flujos conocidos.

A continuación se presentan los nominales de la partida cubierta para el 31 de Diciembre 2012 y 2011, y el período donde se producirán los flujos:

	Al 31 de Diciembre de 2012
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$

Elemento cubierto
Créditos interbancarios	754.673	165.204	-	-	919.877
Bonos	57.102	106.942	-	28.265	192.309
Depósitos y otras captaciones a plazo	51.008	-	-	-	51.008
Bonos a tasa variable	52.780	239.425	93.232	-	385.437
Instrumentos disponibles para la venta (depósitos)	33.502	11.328	-	-	44.830
Mutuos hipotecarios	-	44.649	-	-	44.649
Totales	949.065	567.548	93.232	28.265	1.638.110

Instrumento de cobertura
Cross currency swap	935.361	567.548	93.232	28.265	1.624.406
Forward	13.704	-	-	-	13.704
Totales	949.065	567.548	93.232	28.265	1.638.110

	Al 31 de Diciembre de 2011
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$

Elemento cubierto
Créditos interbancarios	1.142.238	147.329	-	-	1.289.567
Bonos	377.519	246.721	-	-	624.240
Totales	1.519.757	394.050	-	-	1.913.807

Instrumento de cobertura
Cross currency swap	1.519.757	394.050	-	-	1.913.807
Totales	1.519.757	394.050	-	-	1.913.807

Estados Financieros 2012 / Banco Santander Chile 52

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°08

CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación

A continuación se presenta la estimación de los ejercicios donde se espera que se produzcan los flujos:

b.1) Proyección de flujos por riesgo de tasa de interés:

	Al 31 de Diciembre de 2012
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$

Elemento cubierto
Ingresos de flujo	-	-	-	-	-
Egresos de flujo	(13.675)	(6.515)	(577)	-	(20.767)
Flujos netos	(13.675)	(6.515)	(577)	-	(20.767)

Instrumento de cobertura
Ingresos de flujo	13.675	6.515	577	-	20.767
Egresos de flujo	(32.129)	(9.782)	(845)	-	(42.756)
Flujos netos	(18.454)	(3.267)	(268)	-	(21.989)

	Al 31 de Diciembre de 2011
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$

Elemento cubierto
Ingresos de flujo	-	-	-	-	-
Egresos de flujo	(26.147)	(9.791)	-	-	(35.938)
Flujos netos	(26.147)	(9.791)	-	-	(35.938)

Instrumento de cobertura
Ingresos de flujo	26.147	9.791	-	-	35.938
Egresos de flujo	(44.257)	(13.692)	-	-	(57.949)
Flujos netos	(18.110)	(3.901)	-	-	(22.011)

Estados Financieros 2012 / Banco Santander Chile 53

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°08

CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación

b.2) Proyección de flujos por riesgo de inflación:

	Al 31 de Diciembre de 2012
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$

Elemento cubierto
Ingresos de flujo	24.089	20.802	-	-	44.891
Egresos de flujo	(2.938)	(2.658)	(2.301)	(2.991)	(10.888)
Flujos netos	21.151	18.144	(2.301)	(2.991)	34.003

Instrumento de cobertura
Ingresos de flujo	2.938	2.658	2.301	2.991	10.888
Egresos de flujo	(24.089)	(20.802)	-	-	(44.891)
Flujos netos	(21.151)	(18.144)	2.301	2.991	(34.003)

Al 31 de Diciembre de 2011 el Banco no posee coberturas de flujos de efectivo por riesgo de inflación.

Estados Financieros 2012 / Banco Santander Chile 54

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°08

CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación

c)	El resultado generado por aquellos derivados de flujos de efectivo cuyo efecto fue registrado en el Estado Consolidado de Cambios en el Patrimonio al 31 de Diciembre de 2012 y 2011, se presenta a continuación:

	Al 31 de Diciembre de
	2012 MM$	2011 MM$

Bonos	(1.925)	(1.892)
Créditos interbancarios	2.943	2.286
Depósitos y otras captaciones a plazo	(551)	-
Bonos a tasa variable	4.393	-
Instrumentos disponibles para la venta (depósitos)	321	-
Mutuos hipotecarios	134	-

Flujos netos	5.315	394

Considerando que los flujos variables, tanto del elemento cubierto como del elemento de cobertura, son espejos uno del otro, las coberturas son cercanas al 100% de eficiencia; lo que implica que todas las variaciones de valor atribuibles a componentes de tasa se netean casi por completo. Al 31 de Diciembre de 2012 y 2011 se llevó a resultados por ineficiencia MM$ 46 y MM$ (23), respectivamente.

Durante el periodo, el Banco no registró dentro de su cartera de coberturas contables de flujo de caja transacciones futuras previstas.

d)	A continuación se presenta el resultado generado por aquellos derivados de flujos de efectivo cuyo efecto fue traspasado desde otros resultados integrales a resultados del ejercicio:

	Al 31 de Diciembre de
	2012	2011
	MM$	MM$

Derivados para cobertura de Bonos	(863)	(121)
Derivados para cobertura de Créditos interbancarios	1.458	(346)

Resultados netos por cobertura de flujos de efectivo	595	(467)

e)	Coberturas de inversión neta de negocios en el extranjero:

Al 31 de Diciembre de 2012 y 2011, el Banco no presenta dentro de su cartera de coberturas contables, coberturas de inversiones netas en el exterior.

Estados Financieros 2012 / Banco Santander Chile 55

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°09

ADEUDADO POR BANCOS

a)	Al cierre de los estados financieros 2012 y 2011, los saldos presentados en el rubro “Adeudado por bancos”, son los siguientes:

	Al 31 de Diciembre de
	2012	2011
	MM$	MM$

Bancos del país
Préstamos y avances a bancos	-	-
Depósitos en el Banco Central de Chile no disponibles	-	-
Títulos intransferibles del Banco Central de Chile	-	-
Otras acreencias con el Banco Central de Chile	-	-
Préstamos interbancarios	27	647
Sobregiros en cuentas corrientes	-	-
Depósitos intransferibles en bancos del país	-	-
Otras acreencias con bancos del país	-	-
Provisiones y deterioro para créditos con bancos en el país	-	(1)

Bancos del exterior
Préstamos a bancos del exterior	90.546	87.041
Sobregiros en cuentas corrientes	-	-
Depósitos intransferibles en bancos del exterior	-	-
Otras acreencias con bancos del exterior	-	-
Provisiones y deterioro para créditos con bancos en el exterior	(46)	(146)

Totales	90.527	87.541

b)	El importe en cada ejercicio por provisiones y deterioro de los créditos adeudados por bancos, se presenta a continuación:

	Al 31 de Diciembre de
	2012			2011
	Bancos del país	Bancos del exterior	Total	Bancos del país	Bancos del exterior	Total
	MM$	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de Enero de	1	146	147	-	54	54
Castigos	-	-	-	-	-	-
Provisiones constituidas	-	299	299	406	194	600
Provisiones liberadas	(1)	(399)	(400)	(405)	(102)	(507)

Totales	-	46	46	1	146	147

Estados Financieros 2012 / Banco Santander Chile 56

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°10

CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES

a)	Créditos y cuentas por cobrar a clientes

Al 31de Diciembre de 2012 y 2011, la composición de la cartera de colocaciones es la siguiente:

	Activos antes de provisiones				Provisiones constituidas
Al 31 de Diciembre de 2012	Cartera normal MM$	Cartera Subestándar MM$	Cartera Incumplimiento MM$	Total MM$	Provisiones individuales MM$	Provisiones grupales MM$	Total MM$	Activo Neto MM$

Colocaciones comerciales
Préstamos comerciales	6.585.063	187.762	543.592	7.316.417	108.184	83.690	191.874	7.124.543
Créditos de comercio exterior	1.220.303	28.085	22.035	1.270.423	26.306	921	27.227	1.243.196
Deudores en cuentas corrientes	191.714	3.692	9.949	205.355	1.709	2.519	4.228	201.127
Operaciones de factoraje	317.837	869	3.536	322.242	3.538	784	4.322	317.920
Operaciones de leasing	1.168.825	66.724	42.006	1.277.555	14.985	5.987	20.972	1.256.583
Otros créditos y cuentas por cobrar	78.506	765	17.758	97.029	213	2.037	2.250	94.779
Subtotales	9.562.248	287.897	638.876	10.489.021	154.935	95.938	250.873	10.238.148

Colocaciones para vivienda
Préstamos con letras de crédito	88.643	-	3.561	92.204	-	493	493	91.711
Préstamos con mutuos hipotecarios endosables	43.690	-	2.415	46.105	-	936	936	45.169
Otros créditos con mutuos para vivienda	4.910.218	-	223.054	5.133.272	-	34.561	34.561	5.098.711
Operaciones de leasing	-	-	-	-	-	-	-	-
Subtotales	5.042.551	-	229.030	5.271.581	-	35.990	35.990	5.235.591

Colocaciones de consumo
Créditos de consumo en cuotas	1.502.346	-	355.311	1.857.657	-	218.474	218.474	1.639.183
Deudores por tarjetas de crédito	1.023.776	-	30.697	1.054.473	-	38.719	38.719	1.015.754
Contrato leasing consumo	3.433	-	255	3.688	-	160	160	3.528
Otros préstamos consumo	192.937	-	6.722	199.659	-	5.906	5.906	193.753
Subtotales	2.722.492	-	392.985	3.115.477	-	263.259	263.259	2.852.218

Totales	17.327.291	287.897	1.260.891	18.876.079	154.935	395.187	550.122	18.325.957

Estados Financieros 2012 / Banco Santander Chile 57

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°10

CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación

	Activos antes de provisiones				Provisiones constituidas
Al 31 de Diciembre de 2011	Cartera Normal MM$	Cartera Subestándar MM$	Cartera Incumplimiento MM$	Total MM$	Provisiones individuales MM$	Provisiones grupales MM$	Total MM$	Activo neto MM$

Colocaciones comerciales
Préstamos comerciales	5.903.830	170.829	527.713	6.602.372	97.127	81.802	178.929	6.423.443
Créditos de comercio exterior	971.662	31.818	38.544	1.042.024	30.654	1.059	31.713	1.010.311
Deudores en cuentas corrientes	119.178	3.455	9.750	132.383	268	3.097	3.365	129.018
Operaciones de factoraje	181.104	5.452	2.074	188.630	3.131	822	3.953	184.677
Operaciones de leasing	1.139.799	57.023	40.853	1.237.675	15.310	6.167	21.477	1.216.198
Otros créditos y cuentas por cobrar	65.793	683	18.025	84.501	1.427	4.168	5.595	78.906
Subtotales	8.381.366	269.260	636.959	9.287.585	147.917	97.115	245.032	9.042.553

Colocaciones para vivienda
Préstamos con letras de crédito	109.790	-	4.068	113.858	-	707	707	113.151
Préstamos con mutuos hipotecarios endosables	68.844	-	3.034	71.878	-	1.241	1.241	70.637
Otros créditos con mutuos para vivienda	4.737.333	-	192.594	4.929.927	-	33.685	33.685	4.896.242
Operaciones de leasing	-	-	-		-	-	-	-
Subtotales	4.915.967	-	199.696	5.115.663	-	35.633	35.633	5.080.030

Colocaciones de consumo
Créditos de consumo en cuotas	1.425.369	-	383.225	1.808.594	-	193.874	193.874	1.614.720
Deudores por tarjetas de crédito	889.303	-	31.549	920.852	-	43.922	43.922	876.930
Contrato leasing consumo	3.551	-	176	3.727	-	109	109	3.618
Otros préstamos consumo	203.933	-	6.740	210.673	-	5.117	5.117	205.556
Subtotales	2.522.156	-	421.690	2.943.846	-	243.022	243.022	2.700.824

Totales	15.819.489	269.260	1.258.345	17.347.094	147.917	375.770	523.687	16.823.407

Estados Financieros 2012 / Banco Santander Chile 58

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°10

CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación

b)	Características de la cartera:

Al 31 de Diciembre de 2012 y 2011, la cartera antes de provisiones, presenta un desglose según la actividad económica del cliente, de acuerdo a lo siguiente:

	Créditos en el país (*)		Créditos en el exterior (**)		Total créditos		Tasa
	Al 31 de Diciembre de		Al 31 de Diciembre de		Al 31 de Diciembre de		Al 31 de Diciembre de
	2012	2011	2012	2011	2012	2011	2012	2011
	MM$	MM$	MM$	MM$	MM$	MM$	%	%
Colocaciones comerciales
Manufactura	1.014.777	834.011	-	-	1.014.777	834.011	5,35	4,78
Minería	292.217	266.442	-	-	292.217	266.442	1,54	1,53
Electricidad, gas y agua	337.269	221.039	-	-	337.269	221.039	1,78	1,27
Agricultura y ganadería	770.558	760.527	-	-	770.558	760.527	4,06	4,36
Forestal	120.002	89.353	-	-	120.002	89.353	0,63	0,51
Pesca	188.803	144.162	-	-	188.803	144.162	1,00	0,83
Transporte	511.407	473.414	-	-	511.407	473.414	2,70	2,72
Comunicaciones	179.544	252.528	-	-	179.544	252.528	0,95	1,45
Construcción	1.130.194	980.797	-	-	1.130.194	980.797	5,96	5,63
Comercio	2.396.428	1.916.400	90.546	87.041	2.486.974	2.003.441	13,11	11,49
Servicios	400.716	384.061	-	-	400.716	384.061	2,11	2,20
Otros	3.147.133	2.965.498	-	-	3.147.133	2.965.498	16,59	17,00
			-
Subtotales	10.489.048	9.288.232	90.546	87.041	10.579.594	9.375.273	55,78	53,77

Colocaciones para la vivienda	5.271.581	5.115.663	-	-	5.271.581	5.115.663	27,79	29,35

Colocaciones de consumo	3.115.477	2.943.846	-	-	3.115.477	2.943.846	16,43	16,88

Totales	18.876.106	17.347.741	90.546	87.041	18.966.652	17.434.782	100,00	100,00

(*)	Incluye préstamos a instituciones financieras del país por un monto de MM$ 27 al 31 de Diciembre de 2012 (MM$ 647 al 31 de Diciembre de 2011), ver Nota 9.

(**)	Incluye préstamos a instituciones financieras del exterior por un monto de MM$ 90.546 al 31 de Diciembre de 2012 (MM$ 87.041 al 31 de Diciembre de 2011), ver Nota 9.

Estados Financieros 2012 / Banco Santander Chile 59

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°10

CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación

c)	Cartera deteriorada (*)

i)	La cartera deteriorada segregada de colocaciones al 31 de Diciembre de 2012 y 2011, es la siguiente:

	Al 31 de Diciembre de
	2012				2011
	Comerciales	Vivienda	Consumo	Total	Comerciales	Vivienda	Consumo	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Cartera individual deteriorada	298.868	-	-	298.868	285.930	-	-	285.930
Cartera vencida	320.461	159.802	117.504	597.767	251.881	152.911	106.565	511.357
Resto deterioro	96.793	69.228	275.481	441.502	164.158	46.785	315.125	526.068
Totales	716.122	229.030	392.985	1.338.137	701.969	199.696	421.690	1.323.355

(*) La cartera deteriorada corresponde a los créditos clasificados como subestándar en categorías B3 y B4, y la cartera de incumplimiento.

ii)	La cartera deteriorada de colocaciones con o sin garantía, al 31 de Diciembre de 2012 y 2011, es la siguiente:

	Al 31 de Diciembre de
	2012				2011
	Comerciales	Vivienda	Consumo	Total	Comerciales	Vivienda	Consumo	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Deuda garantizada	377.169	208.616	51.549	637.334	376.864	183.657	58.335	618.856
Deuda sin garantía	338.953	20.414	341.436	700.803	325.105	16.039	363.355	704.499
Totales	716.122	229.030	392.985	1.338.137	701.969	199.696	421.690	1.323.355

iii)	La cartera de colocaciones vencida (con mora igual o mayor a 90 días), referidos al 31 de Diciembre de 2012 y 2011, es la siguiente:

	Al 31 de Diciembre de
	2012				2011
	Comerciales	Vivienda	Consumo	Total	Comerciales	Vivienda	Consumo	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Deuda garantizada	154.675	143.814	8.293	306.782	116.201	138.234	9.920	264.355
Deuda sin garantía	165.786	15.988	109.211	290.985	135.680	14.677	96.645	247.002
Totales	320.461	159.802	117.504	597.767	251.881	152.911	106.565	511.357

Estados Financieros 2012 / Banco Santander Chile 60

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°10

CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación

d) Provisiones

El movimiento de las provisiones, durante los ejercicios 2012 y 2011 se resume como sigue:

Movimiento año 2012	Colocaciones comerciales		Colocaciones para vivienda	Colocaciones de consumo
	Individual	Grupal	Grupal	Grupal	Total
	MM$	MM$	MM$	MM$	MM$

Saldo al 31 de Diciembre 2011	147.917	97.115	35.633	243.022	523.687
Provisiones constituidas	48.745	31.772	10.741	239.607	330.865
Provisiones liberadas	(20.716)	(16.624)	(7.449)	(38.471)	(83.260)
Provisiones liberadas por castigo	(21.011)	(16.325)	(2.935)	(180.899)	(221.170)
Saldo al 31 de Diciembre 2012	154.935	95.938	35.990	263.259	550.122

Movimiento año 2011	Colocaciones comerciales		Colocaciones para vivienda	Colocaciones de consumo
	Individual	Grupal	Grupal	Grupal	Total
	MM$	MM$	MM$	MM$	MM$

Saldo al 31 de Diciembre 2010	152.748	85.942	17.332	225.559	481.581
Provisiones constituidas	51.969	72.601	27.406	184.488	336.464
Provisiones liberadas	(41.741)	(26.582)	(7.645)	(25.185)	(101.153)
Provisiones liberadas por castigo	(15.059)	(34.846)	(1.460)	(141.840)	(193.205)
Saldo al 31 de Diciembre 2011	147.917	97.115	35.633	243.022	523.687

Además de las provisiones por riesgo de crédito, se mantienen provisiones por:

i)   Riesgo país para cubrir el riesgo asumido al mantener o comprometer recursos con algún cliente en un país extranjero, estas provisiones se determinan sobre la base de las clasificaciones de los países efectuadas por el Banco, de acuerdo con las disposiciones establecidas en el Capítulo 7-13 de la Recopilación Actualizada de Normas. El saldo de provisiones constituidas al 31 de Diciembre de 2012 y 2011 alcanza a MM$ 88 y MM$ 19 respectivamente.

ii)   De acuerdo con lo establecido por la Circular N°3.489 de la SBIF del 29 de Diciembre de 2009, el Banco ha determinado las provisiones asociadas a los saldos no utilizados de las líneas de crédito de libre disponibilidad y créditos comprometidos. El saldo de provisiones constituidas al 31 de Diciembre de 2012 y 2011 alcanza a MM$ 17.850 y MM$ 17.473, respectivamente.

Ambas se encuentran registradas en el pasivo, específicamente en el rubro provisiones (Nota 22).

e)	Provisiones constituidas

	Al 31 de Diciembre de
	2012	2011

Créditos a clientes	330.865	336.465
Créditos a bancos	299	600
Totales	331.164	337.065

Estados Financieros 2012 / Banco Santander Chile 61

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°10

CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación

f)	Cartera corriente y vencida por su condición de deterioro y no deteriorada.

	Al 31 de Diciembre de 2012
	No deteriorado				Deteriorado				Total Cartera
	Comerciales	Vivienda	Consumo	Total no deteriorado	Comerciales	Vivienda	Consumo	Total deteriorado	Comerciales	Vivienda	Consumo	Total cartera
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Cartera corriente o estándar	9.500.231	4.725.955	2.511.869	16.738.055	273.481	43.502	160.480	477.463	9.773.712	4.769.457	2.672.349	17.215.518
Mora 1 a 29 días	195.667	202.142	132.475	530.284	63.868	18.391	60.055	142.314	259.535	220.533	192.530	672.598
Mora 30 a 89 días	77.001	114.454	78.148	269.603	75.659	34.240	68.316	178.215	152.660	148.694	146.464	447.818
Mora 90 días o más	-	-	-	-	303.114	132.897	104.134	540.145	303.114	132.897	104.134	540.145

Total cartera antes de provisiones	9.772.899	5.042.551	2.722.492	17.537.942	716.122	229.030	392.985	1.338.137	10.489.021	5.271.581	3.115.477	18.876.079

Créditos en mora (menos de 90 días) expresados como porcentaje de la cartera.	2,79%	6,28%	7,74%	4,56%	19,48%	22,98%	32,67%	23,95%	3,93%	7,00%	10,88%	5,94%

Créditos en mora (más de 90 días) expresados como porcentaje de la cartera.	-	-	-	-	42,33%	58,03%	26,50%	40,37%	2,89%	2,52%	3,34%	2,86%

Estados Financieros 2012 / Banco Santander Chile 62

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°10

CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación

g)	Cartera corriente y vencida por su condición de deterioro y no deteriorada, continuación.

	Al 31 de Diciembre de 2011
	No deteriorado				Deteriorado				Total Cartera
	Comerciales	Vivienda	Consumo	Total no deteriorado	Comerciales	Vivienda	Consumo	Total deteriorado	Comerciales	Vivienda	Consumo	Total cartera
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Cartera corriente o estándar	8.404.128	4.632.605	2.336.453	15.373.186	337.536	32.089	184.057	553.682	8.741.664	4.664.694	2.520.510	15.926.868
Mora 1 a 29 días	124.374	165.142	113.237	402.753	49.682	10.298	58.590	118.570	174.056	175.440	171.827	521.323
Mora 30 a 89 días	57.114	118.220	72.466	247.800	76.263	36.847	84.118	197.228	133.377	155.067	156.584	445.028
Mora 90 días o más	-	-	-	-	238.488	120.462	94.925	453.875	238.488	120.462	94.925	453.875

Total cartera antes de provisiones	8.585.616	4.915.967	2.522.156	16.023.739	701.969	199.696	421.690	1.323.355	9.287.585	5.115.663	2.943.846	17.347.094

Créditos en mora (menos de 90 días) expresados como porcentaje de la cartera.	2,11%	5,76%	7,36%	4,06%	17,94%	23,61%	33,84%	23,86%	3,31%	6,46%	11,16%	5,57%

Créditos en mora (más de 90 días) expresados como porcentaje de la cartera.	-	-	-	-	33,97%	60,32%	22,51%	34,30%	2,57%	2,35%	3,22%	2,62%

Estados Financieros 2012 / Banco Santander Chile 63

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°11

COMPRAS, VENTAS, SUSTITUCIONES DE COLOCACIONES

a)	Venta de carteras

i) Al 31 de Diciembre de 2012 se han realizado las siguientes operaciones de venta de colocaciones:

	Al 31 de Diciembre de 2012
Colocaciones	Valor libro	Valor venta	Fondo de reserva	Efecto en resultados
	MM$	MM$	MM$	MM$

Castigadas (1)	-	2.608	518	2.090
Vivienda vigentes (2)	17.808	18.587	-	779
Comerciales vigentes (3)	5.689	7.655	-	1.966

(1) Venta de colocaciones castigadas

Durante el año 2012, Banco Santander Chile firmó acuerdos de cesión de colocaciones castigadas con “Fondo de Inversiones Cantábrico”, materializando las siguientes ventas:

Fecha del	Venta nominal de cartera		Venta nominal
contrato	Comercial	Consumo	de cartera	Precio de venta
	MM$	MM$	MM$	MM$
24-01-2012	603	12.527	13.130	853
21-02-2012	411	12.946	13.357	868
20-03-2012	412	13.226	13.638	887
Total	1.426	38.699	40.125	2.608

El resultado generado de la cartera cedida fue por MM$ 2.090, monto que fue registrado en su totalidad en ingresos por venta de cartera castigada bajo el rubro “Resultado de operaciones financieras”. Ver Nota 30.

(2) Venta de colocaciones para vivienda vigentes

Durante el año 2012, Banco Santander Chile firma acuerdo de cesión de colocaciones vigentes con “Metlife Chile Seguros de Vida S.A.”, materializando las siguientes ventas de cartera:

Fecha del	Valor libro	Precio de venta (*)	Efecto en resultados
contrato	MM$	MM$	MM$

19-01-2012	9.032	9.349	317
02-02-2012	7.849	8.250	401
13-08-2012	927	988	61
Total	17.808	18.587	779

(*)	El valor de Venta de cartera de vivienda vigente fue por un total de MM$ 18.587 equivalente a aproximadamente UF 813.764,87 y fue registrada bajo el rubro “Resultado de operaciones financieras”. Ver Nota 30.

Estados Financieros 2012 / Banco Santander Chile 64

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°11

COMPRAS, VENTAS, SUSTITUCIONES DE COLOCACIONES, continuación

(3) Venta de colocaciones comerciales vigentes

Durante el año 2012, Banco Santander Chile firma acuerdo de cesión de créditos vigentes relacionados con financiamiento de estudios superiores. Al 31 de Diciembre se han realizado las siguientes ventas de cartera:

Fecha del	Valor libro	Precio de venta (*)	Efecto en resultados
contrato	MM$	MM$	MM$

27-12-2012	5.689	7.655	1.966
Total	5.689	7.655	1.966

(*)	El valor de venta de la cartera comercial vigente fue por un total de MM$ 7.655, equivalentes a aproximadamente UF 335.130,58 y fue registrada bajo el rubro “Resultado de operaciones financieras”. Ver Nota 30.

ii) Durante el año 2011 se han realizado las siguientes operaciones de venta de colocaciones:

	Al 31 de Diciembre de 2011
Colocaciones	Valor libro	Valor venta	Fondo de Reserva	Efecto en resultados
	MM$	MM$	MM$	MM$

Castigadas (1)	-	8.180	856	7.324
Vigentes (2)	6.630	8.998	-	2.368

(1) Venta de colocaciones castigadas

Durante el año 2011, Banco Santander Chile firmó acuerdos de cesión de colocaciones castigadas con “Fondo de Inversiones Cantábrico”. Al 31 de Diciembre se han realizado las siguientes ventas de carteras que se detallan a continuación:

Fecha del	Venta nominal de cartera		Venta nominal
contrato	Comercial	Consumo	de cartera	Precio de venta
	MM$	MM$	MM$	MM$
20-01-2011	888	8.222	9.110	592
23-02-2011	774	6.802	7.576	492
23-03-2011	969	6.958	7.927	507
26-04-2011	768	6.386	7.154	465
25-05-2011	990	6.611	7.601	494
22-06-2011	805	7.676	8.481	551
26-07-2011	930	9.207	10.137	659
24-08-2011	2.351	10.221	12.572	817
22-09-2011	664	14.745	15.409	1.002
27-10-2011	716	12.702	13.418	872
22-11-2011	476	10.898	11.374	739
26-12-2011	762	14.462	15.224	990
Total	11.093	114.890	125.983	8.180

El resultado generado de la cartera cedida fue por MM$ 7.324, monto que fue registrado en su totalidad en ingresos por venta de cartera castigada.

Estados Financieros 2012 / Banco Santander Chile 65

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°11

COMPRAS, VENTAS, SUSTITUCIONES DE COLOCACIONES, continuación

(2)	Venta de colocaciones vigentes

Durante el año 2011, Banco Santander Chile firma acuerdo de cesión de créditos vigentes relacionados con financiamiento de estudios superiores, al 31 de Diciembre se han realizado las siguientes ventas de cartera, las cuales se detallan a continuación

Fecha del	Valor libro	Precio de venta (*)	Efecto en resultados
contrato	MM$	MM$	MM$

Al 31 Diciembre de 2011	6.630	8.998	2.368

Total	6.630	8.998	2.368

(*) El valor de Venta de cartera de vivienda vigente fue por un total de MM$ 8.998 equivalente a aproximadamente UF 405.925,69.

b)	Compra de carteras

i)	Durante el año 2012 no se han realizado operaciones de compra de colocaciones.

ii)	Durante el año 2011 se han realizado las siguientes operaciones de venta de colocaciones:

Banco Santander Chile durante el año 2011, realizó compras de cartera de colocaciones (créditos otorgados a empresas chilenas) a su matriz y otras sociedades bajo control común por un monto total aproximado de USD 971,0 millones, de acuerdo con el siguiente detalle:

-	Compra a Banco Santander S.A. (sociedad matriz), ubicada en España. El monto de la compra ascendió a USD 318,5 millones (MM$ 166.065, aproximadamente), dicho valor corresponde al valor razonable de los créditos, determinado por terceros independientes.

-	Compra a Banco Santander U.K. (sociedad bajo control común), ubicada en Inglaterra. El monto de la compra ascendió a USD 526,4 millones (MM$ 274.496, aproximadamente), dicho valor corresponde al valor razonable de los créditos, determinado por terceros independientes.

-	Compra a Banco Santander New York (sociedad bajo control común), ubicada en Estados Unidos de América. El monto de la compra ascendió a USD 126,1 millones (MM$ 65.770 aproximadamente), dicho valor corresponde al valor razonable de los créditos, determinado por terceros independientes.

-	Al 31 de Diciembre de 2011, el valor libro de aquellas operaciones vigentes es de aproximadamente USD 406,6 millones (MM$ 211.574 aproximadamente).

Estados Financieros 2012 / Banco Santander Chile 66

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°12

INSTRUMENTOS DE INVERSIÓN

Al 31 de Diciembre de 2012 y 2011, el detalle de los instrumentos designados como instrumentos financieros disponibles para la venta es el siguiente:

	Al 31 de Diciembre de
	2012	2011
	MM$	MM$

Instrumentos del Estado y del Banco Central de Chile
Bonos del Banco Central de Chile	712.278	570.573
Pagarés del Banco Central de Chile	8.270	563.114
Otros instrumentos del Estado y del Banco Central de Chile	296.010	173.839
Subtotales	1.016.558	1.307.526

Instrumentos de otras instituciones nacionales
Pagarés de depósitos en bancos del país	756.136	275.022
Letras hipotecarias de bancos del país	37.319	66.806
Bonos de bancos del país	-	-
Bonos de otras empresas del país	-	-
Otros instrumentos emitidos en el país	321	319
Subtotales	793.776	342.147

Instrumentos de instituciones extranjeras
Instrumentos de gobierno o bancos centrales del exterior	-	-
Otros instrumentos en el exterior	15.824	11.638
Subtotales	15.824	11.638

Totales	1.826.158	1.661.311

Dentro del rubro “Instrumentos del Estado y del Banco Central de Chile” se incluyen instrumentos vendidos bajo acuerdos de retrocompra con clientes e instituciones financieras por un total de MM$ 156.340 y MM$ 273.323 al 31 de Diciembre de 2012 y 2011, respectivamente.

Los “Instrumentos de otras instituciones nacionales” incluyen instrumentos vendidos bajo acuerdos de retrocompra con clientes e instituciones financieras por un total de MM$ 148.277 y MM$ 246.224 al 31 de Diciembre de 2012 y 2011, respectivamente.

Estados Financieros 2012 / Banco Santander Chile 67

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°12

INSTRUMENTOS DE INVERSIÓN, continuación

Al 31 de Diciembre de 2012 los instrumentos disponibles para la venta incluyen pérdidas netas no realizadas por MM$ 10.017 reconocidas como “Cuentas de valoración” en patrimonio, distribuido entre una pérdida por MM$ 10.041 atribuible a tenedores patrimoniales del Banco y una utilidad de MM$ 24 atribuible a interés no controlador.

Al 31 de Diciembre de 2011 los instrumentos disponibles para la venta incluyen utilidades netas no realizadas por MM$ 3.043 reconocidas como “Cuentas de valoración en patrimonio”, distribuido entre una utilidad de MM$ 3.077 atribuible a tenedores patrimoniales del Banco y una pérdida de MM$ 34 atribuible a interés no controlador.

Las ganancias y pérdidas realizadas son determinadas usando el procedimiento de ventas menos el costo (método de identificación específico) de las inversiones identificadas para ser vendidas. Adicionalmente, cualquier ganancia o pérdida sin realizar previamente contabilizada en valor líquido de estas inversiones, es reversada mediante las cuentas de resultados.

Las ganancias y pérdidas brutas realizadas en la venta de instrumentos disponibles para la venta, al 31 de Diciembre de 2012 y 2011 se detallan a continuación:

	Al 31 de Diciembre de
	2012	2011
	MM$	MM$

Ventas de instrumentos disponibles para la venta que generan ganancias realizadas	4.886.706	3.883.812
Ganancias realizadas	2.574	4.959
Ventas de instrumentos disponibles para venta que generan pérdidas realizadas	665.779	1.359.177
Pérdidas realizadas	503	7.922

El Banco revisó los instrumentos con pérdidas no realizadas al 31 de Diciembre de 2012 y 2011, concluyendo que no eran deterioros más que temporales. Esta revisión consistió en la evaluación de las razones económicas de la disminución, la calificación crediticia de los emisores de los instrumentos, la intención y habilidad del Banco para sostener los instrumentos hasta la recuperación de la pérdida no realizada. Basado en este análisis, el Banco considera que no hay más que deterioros temporales en su cartera de inversión debido a que la mayoría de la disminución del valor justo de estos instrumentos fueron causadas por condiciones del mercado, las cuáles el Banco considera que son temporales. Todos los instrumentos que tienen pérdidas no realizadas al 31 de Diciembre de 2012 y 2011, estuvieron en continua posición de pérdida no realizada por menos de un año.

El valor realizado y valor de mercado de los instrumentos disponibles para venta al 31 de Diciembre de 2012 y 2011, se detalla a continuación:

Estados Financieros 2012 / Banco Santander Chile 68

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°12

INSTRUMENTOS DE INVERSIÓN, continuación

Las siguientes tablas muestran los instrumentos disponibles para la venta en condiciones de utilidad (pérdida) no realizada al 31 de Diciembre de 2012 y 2011.

Al 31 de Diciembre de 2012:

	Menor a 12 meses				Mayor a 12 meses				Total
	Costo amortizado	Valor razonable	Utilidad no realizada	Pérdida no realizada	Costo amortizado	Valor razonable	Utilidad no realizada	Pérdida no realizada	Costo amortizado	Valor razonable	Utilidad no realizada	Pérdida no realizada
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Instrumentos del Estado y del Banco Central de Chile
Bonos del Banco Central de Chile	720.198	712.278	362	(8.282)	-	-	-	-	720.198	712.278	362	(8.282)
Pagarés del Banco Central de Chile	8.408	8.270	-	(138)	-	-	-	-	8.408	8.270	-	(138)
Otros instrumentos del Estado y del Banco Central de Chile	297.863	296.010	521	(2.374)	-	-	-	-	297.863	296.010	521	(2.374)
Subtotales	1.026.469	1.016.558	883	(10.794)	-	-	-	-	1.026.469	1.016.558	883	(10.794)

Instrumentos de otras instituciones nacionales
Pagarés de depósitos en bancos del país	755.903	756.136	498	(265)	-	-	-	-	755.903	756.136	498	(265)
Letras hipotecarias de bancos del país	37.925	37.319	71	(677)	-	-	-	-	37.925	37.319	71	(677)
Bonos de bancos del país	-	-	-	-	-	-	-	-	-	-	-	-
Bonos de otras empresas del país	-	-	-	-	-	-	-	-	-	-	-	-
Otros instrumentos emitidos en el país	320	321	1	-	-	-	-	-	320	321	1	-
Subtotales	794.148	793.776	570	(942)	-	-	-	-	794.148	793.776	570	(942)
Instrumentos de instituciones extranjeras
Instrumentos de gobierno o bancos centrales del exterior	-	-	-	-	-	-	-	-	-	-	-	-
Otros instrumentos en el exterior	15.558	15.824	266	-	-	-	-	-	15.558	15.824	266	-
Subtotales	15.558	15.824	266	-	-	-	-	-	15.558	15.824	266	-
Totales	1.836.175	1.826.158	1.719	(11.736)	-	-	-	-	1.836.175	1.826.158	1.719	(11.736)

Estados Financieros 2012 / Banco Santander Chile 69

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°12

INSTRUMENTOS DE INVERSIÓN, continuación

Al 31 de Diciembre de 2011:

	Menor a 12 meses				Mayor a 12 meses				Total
	Costo amortizado	Valor razonable	Utilidad no realizada	Pérdida no realizada	Costo amortizado	Valor razonable	Utilidad no realizada	Pérdida no realizada	Costo amortizado	Valor razonable	Utilidad no realizada	Pérdida no realizada
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Instrumentos del Estado y del Banco Central de Chile
Bonos del Banco Central de Chile	571.340	570.573	2.397	(3.164)	-	-	-	-	571.340	570.573	2.397	(3.164)
Pagarés del Banco Central de Chile	563.293	563.114	303	(482)	-	-	-	-	563.293	563.114	303	(482)
Otros instrumentos del Estado y del Banco Central de Chile	170.802	173.839	3.054	(17)	-	-	-	-	170.802	173.839	3.054	(17)
Subtotales	1.305.435	1.307.526	5.754	(3.663)	-	-	-	-	1.305.435	1.307.526	5.754	(3.663)

Instrumentos de otras instituciones nacionales
Pagarés de depósitos en bancos del país	274.959	275.022	66	(3)	-	-	-	-	274.959	275.022	66	(3)
Letras hipotecarias de bancos del país	66.341	66.806	1.123	(658)	-	-	-	-	66.341	66.806	1.123	(658)
Bonos de bancos del país	-	-	-	-	-	-	-	-	-	-	-	-
Bonos de otras empresas del país	-	-	-	-	-	-	-	-	-	-	-	-
Otros instrumentos emitidos en el país	315	319	4	-	-	-	-	-	315	319	4	-
Subtotales	341.615	342.147	1.193	(661)	-	-	-	-	341.615	342.147	1.193	(661)

Instrumentos de instituciones extranjeras
Instrumentos de gobierno o bancos centrales del exterior	-	-	-	-	-	-	-	-	-	-	-	-
Otros instrumentos en el exterior	11.218	11.638	420	-	-	-	-	-	11.218	11.638	420	-
Subtotales	11.218	11.638	420	-	-	-	-	-	11.218	11.638	420	-
Totales	1.658.268	1.661.311	7.367	(4.324)	-	-	-	-	1.658.268	1.661.311	7.367	(4.324)

Estados Financieros 2012 / Banco Santander Chile 70

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°13

INVERSIONES EN SOCIEDADES

a)	El Estado de Situación Financiera Consolidado presenta inversiones en sociedades por MM$ 7.614 al 31 de Diciembre de 2012, MM$ 8.728 al 31 de Diciembre de 2011, según el siguiente detalle:

			Inversión
	Participación de la
	institución		Valor de la inversión		Resultados
	al 31 de Diciembre de		al 31 de Diciembre de		al 31 de Diciembre de
	2012	2011	2012	2011	2012	2011
	%	%	MM$	MM$	MM$	MM$
Sociedad
Centro de Compensación Automatizado	33,33	33,33	548	432	116	105
Redbanc S.A. (1)	33,43	33,43	1.374	1.929	(199)	323
Transbank S.A. (2)	25,00	32,71	1.607	2.092	306	391
Sociedad Interbancaria de Depósito de Valores S.A.	29,28	29,28	501	461	86	58
Sociedad Nexus S.A.	12,90	12,90	1.106	941	278	114
Administrador Financiero del Transantiago S.A. (3)	20,00	20,00	1.215	1.742	(527)	966
Cámara de Compensación de Alto Valor S.A. (4)	14,14	12,65	678	526	114	91
Subtotales			7.029	8.123	174	2.048
Acciones o derechos en otras sociedades
Bladex	-	-	136	136	13	10
Bolsas de Comercio	-	-	417	417	80	82
Otras	-	-	32	52	-	-
Totales	-	-	7.614	8.728	267	2.140

(1)	Las pérdidas generadas por esta inversión se debieron principalmente al castigo de cuentas por cobrar a Banco Estado, correspondiente a facturación por uso de marcas, que se encontraban sujetos a juicio arbitral. Con fecha 31 de Mayo de 2012, el juez árbitro resolvió que dicha facturación no correspondía de acuerdo al contrato suscrito entre Redbanc y Banco Estado, procediéndose al castigo de dicha cuenta por cobrar, generando un efecto en resultados de MM$ 1.176.

(2)	Durante el mes de Julio de 2012, Banco Santander Chile, vendió 3.628.154 acciones de la sociedad de apoyo Transbank S.A., disminuyendo su participación de un 32,71% a un 25%. El monto de la transacción ascendió a MM$ 1.000, y el valor contable de dicha inversión ascendía a MM$ 401, generando una utilidad de MM$ 599, registrada como otros ingresos. Ver Nota 36.

(3)	Las pérdidas generadas por esta inversión se debieron principalmente a la finalización del proceso de renegociación con el Ministerio de Transporte y Telecomunicaciones de su actual contrato de prestación de servicios, por el cuál se firmó un contrato complementario de “Término de Mutuo Acuerdo” del Contrato de “Prestación de los Servicios Complementarios de Administración Financiera de los recursos del Sistema de Transporte público de pasajeros de Santiago”. Producto de lo anterior AFT debió ajustar sus ingresos generando un cargo en resultados en el año 2012 por MM$ 7.177.

(4)	Durante el mes de Agosto de 2012, Banco Santander Chile adquiere 144 acciones de la sociedad Cámara de Compensación de Alto Valor S.A. a Banco Scotiabank Chile, aumentando su participación de un 12,65% a un 14,44%. El valor de compra de estas acciones ascendió a MM$61.

b)	Las inversiones en asociadas y otras empresas no tienen precios de mercado.

c)	Resumen de información financiera de los asociados entre los ejercicios 2012 y 2011:

	Al 31 de Diciembre de
	2012				2011
				Ingresos				Ingresos
	Activos	Pasivos	Capital	netos	Activos	Pasivos	Capital	netos
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Centro de Compensación Automatizado	2.014	405	1.263	346	1.586	334	937	315
Redbanc S.A.	15.973	11.863	4.706	(596)	15.009	9.529	4.515	965
Transbank S.A.	316.881	310.576	5.076	1.224	277.424	271.150	5.080	1.194
Sociedad Interbancaria de Depósito de Valores S.A.	1.714	4	1.415	295	1.576	53	1.179	344
Sociedad Nexus S.A.	14.439	8.027	4.256	2.156	14.534	8.122	5.250	1.162
Administrador Financiero del Transantiago S.A.	81.017	74.940	8.714	(2.637)	70.023	61.309	3.883	4.831
Cámara de Compensación de Alto Valor S.A.	5.109	772	3.631	706	4.498	703	3.073	722
Totales	437.147	406.587	29.061	1.494	384.650	351.200	23.917	9.533

Estados Financieros 2012 / Banco Santander Chile 71

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°13

INVERSIONES EN SOCIEDADES, continuación

d)	Restricciones sobre la capacidad de las asociadas de transferir fondos a los inversores.

No existen restricciones significativas en relación a la capacidad de las asociadas de trasferir fondos, en forma de dividendos en efectivo o reembolso de préstamos o anticipos, al Banco.

e)	El movimiento de las inversiones en sociedades en los ejercicios 2012 y 2011, es el siguiente:

	Al 31 de Diciembre de
	2012	2011
	MM$	MM$

Valor libro inicial	8.728	7.275
Adquisición de inversiones (*)	61	-
Venta de inversiones (**)	(401)	-
Participación sobre resultados	267	2.140
Dividendos percibidos (***)	(690)	(795)
Otros ajustes a patrimonio	(351)	108

Totales	7.614	8.728

(*)	Ver letra a), referencia (4)
(**)	Ver letra a), referencia (2)
(***)	No incluye aquellos dividendos recibidos por inversiones contabilizadas al costo, por un monto ascendente a MM$ 206.

Estados Financieros 2012 / Banco Santander Chile 72

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°14

INTANGIBLES

a)	La composición del rubro al 31 de Diciembre de 2012 y 2011 es la siguiente:

				2012
	Años de vida útil	Años amortización remanente promedio	Saldo neto inicial 01 de Enero de 2012	Saldo bruto	Amortización acumulada	Saldo neto
			MM$	MM$	MM$	MM$

Licencias	3	2	2.496	9.329	(6.708)	2.621
Desarrollo software (adquiridos)	3	2	78.243	224.671	(139.945)	84.726

Totales			80.739	234.000	(146.653)	87.347

				2011
	Años de vida útil	Años amortización remanente promedio	Saldo neto inicial 01 de Enero de 2011	Saldo bruto	Amortización acumulada	Saldo neto
			MM$	MM$	MM$	MM$

Licencias	3	2	2.108	8.085	(5.589)	2.496
Desarrollo software (adquiridos)	3	1,8	75.882	184.133	(105.890)	78.243

Totales			77.990	192.218	(111.479)	80.739

b)	El movimiento del rubro activos intangibles durante los ejercicios 2012 y 2011, es el siguiente:

b.1) Saldo bruto

Saldos brutos	Licencias	Desarrollo software (adquiridos)	Total
	MM$	MM$	MM$

Saldos al 01 de Enero de 2012	8.085	184.133	192.218
Adquisiciones	1.244	41.018	42.262
Bajas	-	(480)	(480)
Otros	-	-	-
Saldos al 31 de Diciembre de 2012	9.329	224.671	234.000

Saldos al 01 de Enero de 2011	6.229	150.090	156.319
Adquisiciones	1.856	32.195	34.051
Bajas	-	(409)	(409)
Otros	-	2.257	2.257
Saldos al 31 de Diciembre de 2011	8.085	184.133	192.218

Estados Financieros 2012 / Banco Santander Chile 73

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°14

INTANGIBLES, continuación

b.2) Amortización acumulada

Amortización acumulada	Licencias	Desarrollo software (adquiridos)	Total
	MM$	MM$	MM$

Saldos al 01 de Enero de 2012	(5.589)	(105.890)	(111.479)
Amortización del año	(1.119)	(34.055)	(35.174)
Otros cambios en el valor libro del período	-	-	-

Saldos al 31 de Diciembre de 2012	(6.708)	(139.945)	(146.653)

Saldos al 01 de Enero de 2011	(4.121)	(74.208)	(78.329)
Amortización del año	(1.468)	(31.625)	(33.093)
Otros cambios en el valor libro del ejercicio	-	(57)	(57)

Saldos al 31 de Diciembre de 2011	(5.589)	(105.890)	(111.479)

c)	El Banco no tiene ninguna restricción sobre los intangibles al 31 de Diciembre de 2012 y 2011. Adicionalmente, los intangibles no han sido entregados como garantía para el cumplimiento de obligaciones. Por otra parte, no existen importes adeudados de intangibles por el Banco a las mismas fechas.

Estados Financieros 2012 / Banco Santander Chile 74

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°15

ACTIVO FIJO

a)	La composición de los rubros al 31 de Diciembre de 2012 y 2011 es la siguiente:

		2012
	Saldo Neto inicial 01 de Enero de 2012	Saldo bruto	Depreciación acumulada	Saldo neto
	MM$	MM$	MM$	MM$

Terrenos y construcciones	118.493	167.760	(47.335)	120.425
Equipos	22.570	66.170	(37.545)	28.625
Cedidos en arrendamiento	4.071	4.477	(542)	3.935
Otros	7.925	28.957	(19.728)	9.229
Totales	153.059	267.364	(105.150)	162.214

		2011
	Saldo Neto inicial 01 de Enero de 2011	Saldo bruto	Depreciación acumulada	Saldo neto
	MM$	MM$	MM$	MM$

Terrenos y construcciones	126.550	156.950	(38.457)	118.493
Equipos	20.346	51.781	(29.211)	22.570
Cedidos en arrendamiento	1.802	4.477	(406)	4.071
Otros	6.287	24.081	(16.156)	7.925
Totales	154.985	237.289	(84.230)	153.059

Estados Financieros 2012 / Banco Santander Chile 75

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°15

ACTIVO FIJO, continuación

b)	El movimiento del rubro activos fijos durante los ejercicios 2012 y 2011, es el siguiente:

b.1) Saldo bruto

2012	Terrenos y construcciones	Equipos	Cedidos en arrendamiento operativo	Otros	Total
	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de Enero de 2012	156.950	51.781	4.477	24.081	237.289
Adiciones	17.177	14.570	-	4.991	36.738
Retiros / bajas (i)	(6.367)	(91)	-	(115)	(6.573)
Deterioro por siniestros (ii)	-	(90)	-	-	(90)
Traspasos	-	-	-	-	-
Otros	-	-	-	-	-
Saldos al 31 de Diciembre de 2012	167.760	66.170	4.477	28.957	267.364

(i)	Tal como se indica en Nota 36 “Otros ingresos y gastos operacionales”, durante el año 2012, Banco Santander Chile ha vendido 17 sucursales, las que al momento de la venta, tenían un valor libro neto de aproximadamente MM$ 6.357.

(ii)	Banco Santander Chile reconoció en sus estados financieros al 31 de Diciembre de 2012 deterioro por MM$ 90, correspondiente a siniestros de cajeros automáticos. Las indemnizaciones cobradas por conceptos de seguros involucrados, ascendieron a MM$ 262, las cuales se presentan dentro del rubro “Otros ingresos operacionales” (Nota 36).

2011	Terrenos y construcciones	Equipos	Cedidos en arrendamiento operativo	Otros	Total
	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de Enero de 2011	155.821	42.757	1.840	18.943	219.361
Adiciones	8.326	8.503	5.741	4.119	26.689
Retiros / bajas (i)	(8.508)	(132)	-	(5)	(8.645)
Deterioro por siniestros (ii)	-	(116)	-	-	(116)
Traspasos	1.311	769	(3.104)	1.024	-
Otros	-	-	-	-	-
Saldos al 31 de Diciembre de 2011	156.950	51.781	4.477	24.081	237.289

(i)	Tal como se indica en Nota 36 “Otros ingresos y gastos operacionales”, durante el año 2011, Banco Santander Chile vendió 8 sucursales, las que al momento de la venta, tenían un valor libro neto de aproximadamente MM$ 6.237.

(ii)	Banco Santander Chile reconoció en sus estados financieros al 31 de Diciembre de 2011 deterioro por MM$ 116, correspondiente a siniestros de cajeros automáticos. Las indemnizaciones cobradas por conceptos de seguros involucrados, ascendieron a MM$ 437, las cuales se presentan dentro del rubro “Otros ingresos operacionales” (Nota 36).

Estados Financieros 2012 / Banco Santander Chile 76

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°15

ACTIVO FIJO, continuación

b.2) Depreciación acumulada

2012	Terrenos y construcciones	Equipos	Cedidos en arrendamiento operativo	Otros	Total
	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de Enero de 2012	(38.457)	(29.211)	(406)	(16.156)	(84.230)
Cargos por depreciación del ejercicio	(9.100)	(8.351)	(136)	(3.608)	(21.195)
Bajas y ventas del ejercicio	222	17	-	36	275
Otros	-	-	-	-	-
Saldos al 31 de Diciembre de 2012	(47.335)	(37.545)	(542)	(19.728)	(105.150)

2011	Terrenos y construcciones	Equipos	Cedidos en arrendamiento operativo	Otros	Total
	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de Enero de 2011	(29.271)	(22.411)	(38)	(12.656)	(64.376)
Cargos por depreciación del ejercicio	(10.011)	(6.845)	-	(3.517)	(20.373)
Bajas y ventas del ejercicio	419	45	-	17	481
Traspasos	406	-	(406)	-	-
Otros	-	-	38	-	38
Saldos al 31 de Diciembre de 2011	(38.457)	(29.211)	(406)	(16.156)	(84.230)

c)	Arrendamiento Operativo – Arrendador

Al 31 de Diciembre de 2012 y 2011, las rentas mínimas futuras a percibir por concepto de arriendos operativos no cancelables, son las siguientes:

	Al 31 de Diciembre de
	2012	2011
	MM$	MM$

Vence dentro de 1 año	626	1.151
Vence entre 1 y 2 años	1.163	1.165
Vence entre 2 y 3 años	502	605
Vence entre 3 y 4 años	294	582
Vence entre 4 y 5 años	258	293
Vence posterior a 5 años	2.148	2.337

Totales	4.991	6.133

Estados Financieros 2012 / Banco Santander Chile 77

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°15

ACTIVO FIJO, continuación

d)	Arrendamiento Operativo – Arrendatario

Ciertos muebles y equipos del banco están bajo arriendo operativo. Las rentas mínimas futuras a pagar por concepto de arriendos operativos no cancelables son las siguientes:

	Al 31 de Diciembre de
	2012	2011
	MM$	MM$

Vence dentro de 1 año	16.266	15.089
Vence entre 1 y 2 años	14.845	13.521
Vence entre 2 y 3 años	12.960	12.373
Vence entre 3 y 4 años	11.443	10.781
Vence entre 4 y 5 años	10.465	9.347
Vence posterior a 5 años	63.035	63.686

Totales	129.014	124.797

e)	Al 31 de Diciembre de 2012 y 2011 el Banco no cuenta con contratos de arriendo financiero que no pueden ser rescindidos de manera unilateral.

f)	El Banco no tiene ninguna restricción sobre los activos fijos al 31 de Diciembre de 2012 y 2011. Adicionalmente, el activo fijo no ha sido entregado como garantía para el cumplimiento de obligaciones. Por otra parte, no existen importes adeudados de activo fijo por el Banco a las fechas señaladas anteriormente.

Estados Financieros 2012 / Banco Santander Chile 78

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°16

IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS

a)	Impuestos corrientes

El Banco al 31 de Diciembre de 2012 y 2011, ha constituido provisión de impuesto a la renta de primera categoría, en base a las disposiciones tributarias vigentes. Dicha provisión se presenta neta de pagos y créditos, según se detalla a continuación:

	Al 31 de Diciembre de
	2012 MM$	2011 MM$

Resumen de los pasivos (activos) por impuestos corrientes
(Activos) por impuestos corrientes	(10.227)	(37.253)
Pasivos por impuestos corrientes	525	1.498

Totales impuestos por pagar (recuperar)	(9.702)	(35.755)

Desglose de los pasivos (activos) por impuestos corrientes (neto)
Impuesto a la renta, tasa de impuesto 20%	83.381	101.853
Menos:
Pagos provisionales mensuales	(84.940)	(138.329)
Crédito por gastos por capacitación	(1.505)	(1.366)
Impuestos territoriales leasing	(2.939)	(1.467)
Créditos por donaciones	(2.534)	(1.140)
Otros	(1.165)	4.694

Totales impuestos por pagar (recuperar)	(9.702)	(35.755)

b)	Resultados por impuestos

El efecto del gasto tributario durante los períodos comprendidos entre el 01 de Enero y el 31 de Diciembre de 2012 y 2011, se compone de los siguientes conceptos:

	Al 31 de Diciembre de
	2012 MM$	2011 MM$

Gastos por impuesto a la renta
Impuesto año corriente	83.381	101.853

Abonos (cargos) por impuestos diferidos
Originación y reverso de diferencias temporarias	(32.653)	(19.165)
Subtotales	50.728	82.688
Impuesto por gastos rechazados artículo N°21	70	716
Otros	297	49
Cargos netos a resultados por impuesto a la renta	51.095	83.453

Estados Financieros 2012 / Banco Santander Chile 79

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°16

IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS, continuación

c)	Reconciliación de la tasa de impuesto efectiva

A continuación se indica la conciliación entre la tasa de impuesto a la renta y la tasa efectiva aplicada en la determinación del gasto por impuesto al 31 de Diciembre de 2012 y 2011.

	Al 31 de Diciembre de
	2012		2011
	Tasa de		Tasa de
	impuesto	Monto	impuesto	Monto
	%	MM$	%	MM$

Utilidad antes de impuesto	20,00	88.737	20,00	104.694
Diferencias permanentes	(2,74)	(12.161)	(2,00)	(10.453)
Impuesto único (gastos rechazados)	(0,21)	(936)	0,14	716
Efecto cambio de tasa de impuesto	(3,66)	(16.221)	(0,98)	(5.108)
Contribuciones de bienes raíces	(1,87)	(8.324)	(1,22)	(6.393)
Otros	-	-	-	(3)

Tasa efectiva y gasto por impuesto a la renta	11,52	51.095	15,94	83.453

La Ley 20.455 de 2010, modificó la tasa de impuesto de primera categoría que se aplicará a las empresas por las utilidades que obtengan en los años 2011 y 2012, dejándolas en 20% y 18,5%, respectivamente. Por lo anterior, en el 2011 se reconoció un ingreso de MM$ 5.108, correspondiente al ajuste de las diferencias temporales existentes que se reversarán en esos años. La Ley 20.630 publicada en el Diario Oficial de 27 de Septiembre de 2012, aumentó el Impuesto de Primera Categoría del actual 18,5% al 20% en forma permanente, para las operaciones contabilizadas a contar del 01 de Enero de 2012, que significó un ingreso por MM$ 16.221, correspondiente al ajuste de las diferencias temporarias existentes.

d)	Efecto de impuestos diferidos en otros resultados integrales

A continuación se presenta el resumen del efecto de impuesto diferido en patrimonio de forma separada mostrando los saldos correspondientes al activo y pasivo durante los períodos comprendidos entre el 01 de Enero de 2012 y el 31 de Diciembre de 2012 y el 01 de Enero de 2011 y el 31 de Diciembre de 2011:

	Al 31 de Diciembre de
	2012	2011
	MM$	MM$

Activos por impuestos diferidos
Inversiones disponibles para la venta	2.004	143
Cobertura de flujo de efectivo	389	-
Totales activos por impuestos diferidos con efecto en otros resultados integrales	2.393	143

Pasivos por impuestos diferidos
Inversiones disponibles para la venta	(1)	(705)
Cobertura de flujo de efectivo	(1.452)	(72)
Totales pasivos por impuestos diferidos con efecto en otros resultados integrales	(1.453)	(777)

Saldos netos impuestos diferidos en patrimonio	940	(634)

Impuestos diferidos en patrimonio de cargo de tenedores	945	(639)
Impuestos diferidos en patrimonio de cargo de interés no controlador	(5)	5

Estados Financieros 2012 / Banco Santander Chile 80

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°16

IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS, continuación

e)	Efecto de impuestos diferidos en resultado

Durante los años 2012 y 2011, el Banco ha registrado en sus estados financieros los efectos de los impuestos diferidos.

A continuación se presentan los efectos por impuestos diferidos en el activo, pasivo, y resultados asignados por diferencias temporarias:

	Al 31 de Diciembre de
	2012 MM$	2011 MM$
Activos por impuestos diferidos
Intereses y reajustes	7.854	1.936
Castigo extraordinario	12.046	7.028
Bienes recibidos en pago	1.265	1.322
Ajustes tipo de cambio	43	1.890
Valoración activo fijo	3.654	5.906
Provisión colocaciones	96.071	77.199
Provisión por gastos	17.903	15.961
Derivados	54	27
Bienes en leasing	39.168	31.244
Pérdida tributaria de afiliadas	5.232	4.229
Otros	527	869
Totales activos por impuestos diferidos	183.817	147.611

Pasivos por impuestos diferidos
Valoración inversiones	(6.555)	(2.301)
Depreciaciones	(261)	(178)
Gastos anticipados	-	(1.303)
Otros	(1.275)	(756)
Totales pasivos por impuestos diferidos	(8.091)	(4.538)

f)	Resumen de impuestos diferidos totales

A continuación se presentan el resumen de los impuestos diferidos, considerando tanto su efecto en patrimonio como en resultado.

	Al 31 de Diciembre de
	2012	2011
	MM$	MM$

Activos por impuestos diferidos
Con efecto en otros resultados integrales	2.393	143
Con efecto en resultados	183.817	147.611
Totales activos por impuestos diferidos	186.210	147.754

Pasivos por impuestos diferidos
Con efecto en otros resultados integrales	(1.453)	(777)
Con efecto en resultados	(8.091)	(4.538)
Totales pasivos por impuestos diferidos	(9.544)	(5.315)

Estados Financieros 2012 / Banco Santander Chile 81

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°16

IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS, continuación

g)	Información complementaria relacionada con la circular emitida por el Servicio de Impuestos Internos y la Superintendencia de Bancos e Instituciones Financieras:

	Al 31 de Diciembre de
	2012				2011
g.1) Créditos y cuentas por cobrar a clientes		Activos a valor tributario				Activos a valor tributario
			Cartera vencida		Activos a		Cartera vencida
	Activos a valor		Con	Sin	Valor		Con	Sin
	financiero	Total	garantías	garantías	financiero	Total	garantías	garantías
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Adeudado por bancos	90.573	90.527	-	-	87.688	87.688	-	-
Colocaciones comerciales	10.489.021	8.914.074	108.784	117.987	9.287.585	7.866.160	62.643	93.672
Colocaciones de consumo	3.115.477	3.171.438	519	15.420	2.943.846	2.982.135	646	13.068
Colocaciones hipotecarias para la vivienda	5.271.581	5.281.568	64.616	12.312	5.115.663	5.116.230	61.338	3.777
Totales	18.966.652	17.457.607	173.919	145.719	17.434.782	16.052.213	124.627	110.517

g.2) Provisiones sobre cartera vencida sin garantías	Saldo al 31.12.2011	Castigos contra provisiones	Provisiones constituidas	Provisiones liberadas garantías	Saldo al 31.12.2012
	MM$	MM$	MM$	MM$	MM$
Colocaciones comerciales	93.672	(981)	134.081	(108.785)	117.987
Colocaciones de consumo	13.068	(4.738)	77.114	(70.024)	15.420
Colocaciones hipotecarias para la vivienda	3.777	(481)	37.780	(28.764)	12.312
Totales	110.517	(6.200)	248.975	(207.573)	145.719

	Al 31 de Diciembre de
g.3) Castigos directos y recuperaciones	2012	2011
	MM$	MM$
Castigos directos art. 31 N°4 inciso segundo	6.454	(14.701)
Condonaciones que originaron liberación de provisiones	-	-
Recuperaciones o renegociaciones de créditos castigados	31.322	(105.072)
Totales	37.776	(119.773)

	Al 31 de Diciembre de
g.4) Aplicación de art. 31 N°4 inciso I y III	2012	2011
	MM$	MM$
Castigos conforme a inciso primero	-	-
Condonaciones según inciso tercero	7.698	10.114
Totales	7.698	10.114

Estados Financieros 2012 / Banco Santander Chile 82

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°17

OTROS ACTIVOS

La composición del rubro otros activos, es la siguiente:

	Al 31 de Diciembre de
	2012	2011
	MM$	MM$

Activos para leasing (*)	42.891	105.150

Bienes recibidos en pago o adjudicados (**)
Bienes recibidos en pago	15.058	11.428
Bienes adjudicados en remate judicial	9.974	10.226
Provisiones por bienes recibidos en pago o adjudicados	(3.091)	(2.227)
Subtotales	21.941	19.427

Otros activos
Depósitos de dinero en garantía	256.854	149.583
Inversiones en oro	464	466
IVA crédito fiscal	10.337	8.953
Impuesto a la renta por recuperar	28.274	6.849
Gastos pagados por anticipado	50.870	70.927
Bienes recuperados de leasing para la venta	3.335	2.693
Activos por planes de pensiones (Nota 38)	2.972	3.348
Cuentas y documentos por cobrar	82.378	64.667
Documentos por cobrar por intermediación corredora y operaciones simultáneas	89.314	66.406
Otros activos	66.570	48.001
Subtotales	591.368	421.893
Totales	656.200	546.470

(*)	Corresponden a los activos disponibles para ser entregados bajo la modalidad de arrendamiento financiero.

(**)	Los bienes recibidos en pago, corresponden a bienes recibidos como pago de deudas vencidas de los clientes. El conjunto de bienes que se mantengan adquiridos en esta forma no debe superar en ningún momento el 20% del patrimonio efectivo del Banco. Estos activos representan actualmente un 0,55% (0,81% al 31 de Diciembre de 2011) del patrimonio efectivo del Banco.

Los bienes adjudicados en remate judicial, corresponden a bienes que han sido adquiridos en remate judicial en pago de deudas previamente contraídas con el Banco. Los bienes adquiridos en remate judicial no quedan sujetos al margen anteriormente comentado. Estos inmuebles son activos disponibles para la venta. Para la mayoría de los activos, se espera completar la venta en el plazo de un año contado desde la fecha en el que el activo se recibe o adquiere. En caso que dicho bien no sea vendido dentro del transcurso de un año, éste debe ser castigado.

Adicionalmente, se registra una provisión por la diferencia entre el valor de adjudicación inicial más sus adiciones y su valor estimado de realización (tasación), cuando el primero sea mayor.

Estados Financieros 2012 / Banco Santander Chile 83

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°18

DEPÓSITOS Y OTRAS CAPTACIONES

Al 31 de Diciembre de 2012 y 2011, la composición del rubro depósitos y otras captaciones, es la siguiente:

	Al 31 de Diciembre de
	2012	2011
	MM$	MM$

Depósitos y otras obligaciones a la vista
Cuentas corrientes	4.006.143	3.543.776
Otros depósitos y cuentas a la vista	455.315	350.519
Otras obligaciones a la vista	508.561	519.520

Totales	4.970.019	4.413.815

Depósitos y otras captaciones a plazo
Depósitos a plazo	9.008.902	8.816.766
Cuentas de ahorro a plazo	101.702	102.831
Otros saldos acreedores a plazo	1.609	1.517

Totales	9.112.213	8.921.114

Estados Financieros 2012 / Banco Santander Chile 84

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°19

OBLIGACIONES CON BANCOS

Al cierre de los estados financieros 2012 y 2011, la composición del rubro “Obligaciones con bancos”, es la siguiente:

	Al 31 de Diciembre de
	2012	2011
	MM$	MM$

Préstamos obtenidos de entidades financieras y Banco Central de Chile
Otras obligaciones con el Banco Central de Chile	398	810
Subtotales	398	810
Préstamos de instituciones financieras del país	-	-

Préstamos de instituciones financieras en el exterior
Standard Chartered Bank, New York	279.966	362.041
Wachovia Bank N.A., Miami	204.184	189.894
Citibank N.A., New York	187.036	208.967
Bank of America	139.570	177.182
Bank of Montreal – Toronto	112.236	122.014
Mizuho Corporate Bank	95.290	104.374
Commerzbank A.G. - Frankfurt	88.801	113.704
The Toronto Dominion Bank – Toronto	74.486	85.994
Sumitomo Mitsui Banking Corporation	67.105	72.935
Banco Santander – Montevideo	57.532	-
J.P. Morgan Chase Bank N.A., New York	48.176	127.762
Royal Bank of Scotland – London	40.784	39.122
Commerzbank N.A. – Miami	14.368	36.451
Banco Santander – Hong Kong	4.283	2.585
Discount Bank – Montevideo	3.835	-
UBS A.G.	3.786	-
Bank of China	1.510	326
Banca Antoniana Popolare – Venetto	746	-
Bancolombia S.A. (Panamá)	709	-
Unicredit Banca d Impresa	544	-
U.S. Bank	513	344
Banca Commerciale Italiana S.P.	494	289
Unicrédito Italiano, New York	410	13.207
Turkiye Halk Bankasi	403	-
Banco Santander – Madrid	660	-
Banco General S.A.	349	-
Banco Popolare di Novara	308	-
Banco do Brasil S.A. – London	285	67.820
Banco Español de Crédito	281	-
ING Bank N.V. Amsterdam	257	5.241
Deutsche Bank A.G., New York	245	14.126
Banco Bradesco S.A.	245	-
Banca Nazionale del Lavoro S.P.	216	-
Banco Sofisa	212	-
Banca Popolare di Vicenza SCPA	208	-
Landesbank Baden - Wuerttemberg	-	119.999
Intesa San Paolo SPA U.S.A.	-	33.920
Branch Banking and Trust Co.	-	14.926
ABN Ambro Bank N.V., Amsterdam	-	1.175
Banco de Occidente	-	750
BBVA Banco Francés S.A.	-	745
State Bank of India	-	358
Bank of Tokyo Mitsubishi	-	297
Otros	7.572	2.734
Subtotales	1.437.605	1.919.282
Totales	1.438.003	1.920.092

Estados Financieros 2012 / Banco Santander Chile 85

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°19

OBLIGACIONES CON BANCOS, continuación

a)	Obligaciones con el Banco Central de Chile

Las deudas con el Banco Central de Chile incluyen líneas de crédito para la renegociación de préstamos y otras deudas con el Banco Central de Chile. Estas líneas de crédito fueron provistas por el Banco Central de Chile para la renegociación de préstamos adeudados debido a la necesidad de refinanciarlos como resultado de la recesión económica y la crisis del sistema bancario de principios de la década de 1980.

Los montos totales de la deuda al Banco central son los siguientes:

	Al 31 de Diciembre de
	2012	2011
	MM$	MM$

Línea de crédito para renegociación de obligaciones con el Banco Central de Chile	398	810

Totales Línea de crédito para renegociación de obligaciones con el Banco Central de Chile	398	810

b)	Préstamos de instituciones financieras del país

Al 31 de Diciembre de 2012 y 2011, el Banco no mantiene obligaciones por préstamos de instituciones financieras del país.

c)	Obligaciones con el exterior

La madurez de estas obligaciones es la siguiente:

	Al 31 de Diciembre de
	2012	2011
	MM$	MM$

Vence dentro de 1 año	1.272.994	1.740.254
Vence entre 1 y 2 años	164.611	87.102
Vence entre 2 y 3 años	-	91.926
Vence entre 3 y 4 años	-	-
Vence posterior a 5 años	-	-
Totales préstamos de instituciones financieras en el exterior	1.437.605	1.919.282

Estados Financieros 2012 / Banco Santander Chile 86

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°20

INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES

Al 31 de Diciembre de 2012 y 2011, la composición del rubro es la siguiente:

	Al 31 de Diciembre de
	2012	2011
	MM$	MM$

Otras obligaciones financieras
Obligaciones con el sector público	96.185	100.299
Otras obligaciones en el país	93.653	75.260
Obligaciones con el exterior	2.773	1.040
Subtotales	192.611	176.599
Instrumentos de deuda emitidos
Letras de crédito	128.086	160.243
Bonos corrientes	3.717.213	3.601.125
Bonos subordinados	725.990	861.871
Subtotales	4.571.289	4.623.239

Totales	4.763.900	4.799.838

Las deudas clasificadas como de corto plazo son aquellas que constituyen obligaciones a la vista o que vencerán en un plazo igual o inferior a un año. Todas las otras deudas son clasificadas como de largo plazo. El detalle es el siguiente:

	Al 31 de Diciembre de 2012
	Corto Plazo	Largo plazo	Total
	MM$	MM$	MM$

Letras hipotecarias	6.863	121.223	128.086
Bonos corrientes	534.852	3.182.361	3.717.213
Bonos subordinados	16.037	709.953	725.990
Instrumentos de deuda emitidos	557.752	4.013.537	4.571.289

Otras obligaciones financieras	101.335	91.276	192.611

Totales	659.087	4.104.813	4.763.900

Estados Financieros 2012 / Banco Santander Chile 87

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°20

INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación

	Al 31 de Diciembre de 2011
	Corto Plazo	Largo Plazo	Total
	MM$	MM$	MM$

Letras hipotecarias	7.707	152.536	160.243
Bonos corrientes	749.340	2.851.785	3.601.125
Bonos subordinados	136.842	725.029	861.871
Instrumentos de deuda emitidos	893.889	3.729.350	4.623.239

Otras obligaciones financieras	56.078	120.521	176.599

Totales	949.967	3.849.871	4.799.838

a)	Letras hipotecarias

Estas letras son usadas para financiar préstamos hipotecarios. Los principales montos de estas, son amortizados trimestralmente. El rango de vencimiento de estas obligaciones es entre cinco y veinte años. Las letras están indexados a la UF y devengan una tasa de interés anual de 5,95% a Diciembre de 2012 (5,7% a Diciembre 2011).

	Al 31 de Diciembre de
	2012	2011
	MM$	MM$

Vence dentro de 1 año	6.863	7.707
Vence entre 1 y 2 años	7.595	7.535
Vence entre 2 y 3 años	14.752	10.333
Vence entre 3 y 4 años	11.026	21.122
Vence entre 4 y 5 años	11.923	14.010
Vence posterior a 5 años	75.927	99.536
Totales letras hipotecarias	128.086	160.243

b)	Bonos corrientes

El detalle de los bonos corrientes por moneda es el siguiente:

	Al 31 de Diciembre de
	2012	2011
	MM$	MM$

Bonos Santander en UF	2.025.105	2.001.713
Bonos Santander en US $	1.269.454	1.268.763
Bonos Santander en CHF $	90.249	119.394
Bonos Santander en $	293.933	211.255
Bono Santander en CNY $	38.472	-
Totales bonos corrientes	3.717.213	3.601.125

Estados Financieros 2012 / Banco Santander Chile 88

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°20

INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación

i.	Colocaciones de bonos corrientes:

Durante el año 2012, el Banco ha colocado bonos por UF 698.000, USD 1.085.990.000, CLP 55.600.000.000 y CNY 500.000.000, según el siguiente detalle:

Serie	Monto		Plazo	Tasa de Emisión	Fecha de Emisión	Monto Emisión		Fecha de Vencimiento
FD	UF	50.000	5 años	3,00% anual simple	01-08-2010	UF	3.000.000	01-08-2015
E1	UF	362.000	5 años	3,00% anual simple	01-02-2011	UF	4.000.000	01-02-2016
E3	UF	6.000	8,5 años	3,50% anual simple	01-01-2011	UF	4.000.000	01-07-2019
E6	UF	280.000	10 años	3,50% anual simple	01-04-2012	UF	4.000.000	01-04-2022
Total UF	UF	698.000
E4	CLP	5.600.000.000	5 años	6,75% anual simple	01-06-2011	CLP	50.000.000.000	01-06-2016
E5	CLP	25.000.000.000	10 años	6,30% anual simple	01-12-2011	CLP	25.000.000.000	01-12-2021
E7	CLP	25.000.000.000	5 años	6,75% anual simple	01-03-2012	CLP	25.000.000.000	01-03-2017
Total CLP	CLP	55.600.000.000
Bono corriente	USD	250.000.000	2 años	Libor (3 meses) + 200 pb	14-02-2012	USD	250.000.000	14-02-2014
Bono cero cupón	USD	85.990.000	1 año	Libor (3 meses) + 100 pb	29-08-2012	USD	85.990.000	30-08-2013
Bono corrriente	USD	750.000.000	10 años	3,875% anual simple	20-09-2012	USD	750.000.000	20-09-2022
Total USD	USD	1.085.990.000
Bono CNY	CNY	500.000.000	2 años	3,75% anual simple	26-11-2012	CNY	500.000.000	26-11-2014
Total CNY	CNY	500.000.000

Durante el primer semestre del año 2012, se realizó recompra parcial de bono por CHF 45.000.000.

Durante el segundo semestre del año 2012, se realizó recompra de bono por USD 53.500.000.

Estados Financieros 2012 / Banco Santander Chile 89

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°20

INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación

Durante el año 2011, el Banco colocó bonos por USD 635.000.000, UF 5.694.000 y CLP 36.900.000.000, según el siguiente detalle:

Serie	Monto		Plazo	Tasa de Emisión	Fecha de Emisión	Monto Emisión		Fecha de Vencimiento
Bono flotante	USD	500.000.000	5 años	Libor (3 meses) + 160 pb	19-01-2011	USD	500.000.000	19-01-2016
Bono flotante	USD	135.000.000	6 meses	Libor (3 meses) + 80 pb	29-11-2011	USD	135.000.000	29-01-2012
Total USD	USD	635.000.000
E1	UF	896.000	5 años	3,00% anual simple	01-02-2011	UF	4.000.000	01-02-2016
E2	UF	3.048.000	7,5 años	3,50% anual simple	01-01-2011	UF	4.000.000	01-07-2018
E3	UF	1.750.000	8,5 años	3,50% anual simple	01-01-2011	UF	4.000.000	01-07-2019
Total UF	UF	5.694.000
E4	CLP	36.900.000.000	5 años	6,75% anual simple	01-06-2011	CLP	50.000.000.000	01-06-2016
Total CLP	CLP	36.900.000.000

Durante el año 2011 se realizó un pago total de Bono Serie BSTDH20799 en Julio y pago total de Bono Serie BSTDR0207 en Agosto. Se realizó pago parcial de Bono tasa fija por CHF 133.000.000.

ii. Bonos con nominales pendientes de colocación:

Al 31 de Diciembre de 2012, el saldo que falta por colocar para cada uno de los bonos en cartera, es el siguiente:

Serie	Monto		Plazo	Tasa de Emisión	Fecha de Emisión	Fecha de Vencimiento
FD	UF	110.000	5 años	3,00% anual simple	01-08-2010	01-08-2015
E1	UF	2.742.000	5 años	3,00% anual simple	01-02-2011	01-02-2016
E2	UF	952.000	7,5 años	3,50% anual simple	01-01-2011	01-07-2018
E3	UF	2.244.000	8,5 años	3,50% anual simple	01-01-2011	01-07-2019
E6	UF	3.720.000	10 años	3,50% anual simple	01-04-2012	01-04-2022
Total	UF	9.768.000
E4	CLP	7.500.000.000	5 años	6,75% anual simple	01-06-2011	01-06-2016
Total	CLP	7.500.000.000

Estados Financieros 2012 / Banco Santander Chile 90

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°20

INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación

El vencimiento de los bonos corrientes es el siguiente:

	Al 31 de Diciembre de
	2012 MM$	2011 MM$
Vence dentro de 1 año	534.852	749.340
Vence entre 1 y 2 años	600.723	460.200
Vence entre 2 y 3 años	643.791	408.723
Vence entre 3 y 4 años	610.817	656.201
Vence entre 4 y 5 años	323.474	488.425
Vence posterior a 5 años	1.003.556	838.236
Totales bonos corrientes	3.717.213	3.601.125

c)	Bonos subordinados

La siguiente tabla muestra, los saldos de los bonos subordinados por tipo de moneda.

	Al 31 de Diciembre de
	2012	2011
	MM$	MM$

Bonos subordinados en US $	174.285	316.169
Bonos subordinados en UF	551.705	545.702
Totales bonos subordinados	725.990	861.871

i.	Colocaciones de bonos subordinados

Durante el año 2012 el Banco no ha realizado colocaciones de bonos subordinados en el mercado.

Durante el año 2011 el Banco colocó bonos subordinados en el mercado por UF 5.100.000, el que se detalla a continuación:

			Tasa de	Fecha de	Monto	Fecha de
Series	Monto	Plazo	emisión	emisión	emisión	vencimiento

G3	UF 3.000.000	25 años	3,90% anual simple	01-07-2012	3.000.000	01-07-2035
G5	UF 2.100.000	20 años	3,90% anual simple	01-04-2011	4.000.000	01-04-2031
Total UF	UF 5.100.000

Estados Financieros 2012 / Banco Santander Chile 91

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°20

INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación

La madurez de los bonos subordinados considerados de largo plazo, es la siguiente:

	Al 31 de Diciembre de
	2012 MM$	2011 MM$
Vence dentro de 1 año	16.037	136.842
Vence entre 1 y 2 años	182.844	-
Vence entre 2 y 3 años	9.535	179.327
Vence entre 3 y 4 años	5.760	10.567
Vence entre 4 y 5 años	-	29.616
Vence posterior a 5 años	511.814	505.519
Totales bonos subordinados	725.990	861.871

d)	Otras obligaciones financieras

La composición de las otras obligaciones financieras, de acuerdo a su vencimiento, se resume a continuación:

	Al 31 de Diciembre de
	2012 MM$	2011 MM$
Obligaciones a largo plazo:
Vence entre 1 y 2 años	3.897	29.575
Vence entre 2 y 3 años	2.501	2.866
Vence entre 3 y 4 años	3.090	3.489
Vence entre 4 y 5 años	2.937	3.095
Vence posterior a 5 años	78.851	81.496
Subtotales obligaciones financieras a largo plazo	91.276	120.521

Obligaciones a corto plazo:
Monto adeudado por operaciones de tarjeta de crédito	70.410	50.840
Aprobación de cartas de crédito	1.683	704
Otras obligaciones financieras a largo plazo, porción corto plazo	29.242	4.534
Subtotales obligaciones financieras a corto plazo	101.335	56.078

Totales otras obligaciones financieras	192.611	176.599

Estados Financieros 2012 / Banco Santander Chile 92

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°21

VENCIMIENTO DE ACTIVOS Y PASIVOS

Al 31 de Diciembre de 2012 y 2011, el desglose por vencimientos de los activos y pasivos, es el siguiente:

Al 31 de Diciembre de 2012	A la vista	Hasta 1 mes	Entre 1 y 3 meses	Entre 3 y 12 meses	Subtotal hasta 1 año	Entre 1 y 5 años	Más de 5 años	Subtotal sobre 1 año	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Activos
Efectivo y depósitos en bancos	1.250.414	-	-	-	1.250.414	-	-	-	1.250.414
Operaciones con liquidación en curso	520.267	-	-	-	520.267	-	-	-	520.267
Instrumentos para negociación	-	19.565	2.597	237.726	259.888	58.138	20.261	78.399	338.287
Contratos de retrocompra y préstamos de valores	-	6.993	-	-	6.993	-	-	-	6.993
Contratos de derivados financieros	-	58.311	77.728	216.832	352.871	571.315	369.026	940.341	1.293.212
Adeudado por bancos (*)	60.654	-	29.919	-	90.573	-	-	-	90.573
Créditos y cuentas por cobrar a clientes (**)	1.123.417	1.156.145	1.736.942	2.995.860	7.012.364	5.925.100	5.938.615	11.863.715	18.876.079
Instrumentos de inversión disponibles para la venta	-	112.173	234.566	519.181	865.920	506.152	454.086	960.238	1.826.158
Instrumentos de inversión hasta el vencimiento	-	-	-	-	-	-	-	-	-

Totales activos	2.954.752	1.353.187	2.081.752	3.969.599	10.359.290	7.060.705	6.781.988	13.842.693	24.201.983

Pasivos
Depósitos y otras obligaciones a la vista	4.970.019	-	-	-	4.970.019	-	-	-	4.970.019
Operaciones con liquidación en curso	284.953	-	-	-	284.953	-	-	-	284.953
Contratos de retrocompra y préstamos de valores	-	275.303	25.534	3.280	304.117	-	-	-	304.117
Depósitos y otras obligaciones a plazo	65.854	4.981.947	2.278.958	1.600.701	8.927.460	133.760	50.993	184.753	9.112.213
Contratos de derivados financieros	-	71.445	80.484	208.473	360.402	503.036	282.723	785.759	1.146.161
Obligaciones con bancos	5.820	82.965	185.730	998.877	1.273.392	164.611	-	164.611	1.438.003
Instrumentos de deuda emitidos	-	10.855	168.817	378.080	557.752	2.422.240	1.591.297	4.013.537	4.571.289
Otras obligaciones financieras	70.136	718	733	29.748	101.335	12.425	78.851	91.276	192.611

Totales pasivos	5.396.782	5.423.233	2.740.256	3.219.159	16.779.430	3.236.072	2.003.864	5.239.936	22.019.366

(*)	Adeudado por bancos se presenta bruto. El monto de provisiones corresponde a MM$ 46.
(**)	Las Colocaciones se presentan brutas. Los importes de provisión según el tipo de colocación es el siguiente: Comerciales MM$ 250.873, Vivienda MM$ 35.990 y Consumo MM$ 263.259.

Estados Financieros 2012 / Banco Santander Chile 93

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°21

VENCIMIENTO DE ACTIVOS Y PASIVOS, continuación

Al 31 de Diciembre de 2011	A la vista	Hasta 1 mes	Entre 1 y 3 meses	Entre 3 y 12 meses	Subtotal hasta 1 año	Entre 1 y 5 años	Más de 5 años	Subtotal sobre 1 año	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Activos
Efectivo y depósitos en bancos	2.793.701	-	-	-	2.793.701	-	-	-	2.793.701
Operaciones con liquidación en curso	276.454	-	-	-	276.454	-	-	-	276.454
Instrumentos para negociación	-	27.909	40.608	272.544	341.061	44.857	23.845	68.702	409.763
Contratos de retrocompra y préstamos de valores	-	12.928	-	-	12.928	-	-	-	12.928
Contratos de derivados financieros	-	63.090	167.558	295.674	526.322	684.260	391.314	1.075.574	1.601.896
Adeudado por bancos (*)	36.785	50.903	-	-	87.688	-	-	-	87.688
Créditos y cuentas por cobrar a clientes (**)	492.635	1.510.419	1.277.005	2.653.577	5.933.636	5.697.193	5.716.265	11.413.458	17.347.094
Instrumentos de inversión disponibles para la venta	-	607.472	190.642	180.451	978.565	403.577	279.169	682.746	1.661.311
Instrumentos de inversión hasta el vencimiento	-	-	-	-	-	-	-	-	-

Totales activos	3.599.575	2.272.721	1.675.813	3.402.246	10.950.355	6.829.887	6.410.593	13.240.480	24.190.835

Pasivos
Depósitos y otras obligaciones a la vista	4.413.815	-	-	-	4.413.815	-	-	-	4.413.815
Operaciones con liquidación en curso	89.486	-	-	-	89.486	-	-	-	89.486
Contratos de retrocompra y préstamos de valores	-	463.083	78.712	2.586	544.381	-	-	-	544.381
Depósitos y otras obligaciones a plazo	105.463	4.415.765	2.509.308	1.496.193	8.526.729	371.736	22.649	394.385	8.921.114
Contratos de derivados financieros	-	64.290	158.204	209.746	432.240	513.944	346.218	860.162	1.292.402
Obligaciones con bancos	194.451	7.750	470.749	1.068.014	1.740.964	179.128	-	179.128	1.920.092
Instrumentos de deuda emitidos	-	3.788	15	890.086	893.889	2.286.059	1.443.291	3.729.350	4.623.239
Otras obligaciones financieras	50.840	761	980	3.497	56.078	39.025	81.496	120.521	176.599

Totales pasivos	4.854.055	4.955.437	3.217.968	3.670.122	16.697.582	3.389.892	1.893.654	5.283.546	21.981.128

(*)	Adeudado por bancos se presenta bruto. El monto de provisiones asciende a MM$ 147.
(**)	Las Colocaciones se presentan brutas. Los importes de provisión según el tipo de colocación es el siguiente: Comerciales MM$ 245.032, Vivienda MM$ 35.633 y Consumo MM$ 243.022.

Estados Financieros 2012 / Banco Santander Chile 94

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°22

PROVISIONES

a)	Al 31 de Diciembre de 2012 y 2011, la composición del saldo del rubro provisiones, es la siguiente:

	Al 31 de Diciembre de
	2012 MM$	2011 MM$

Provisiones para beneficios y remuneración del personal	47.574	42.974
Provisiones para dividendos mínimos	116.390	130.525
Provisiones por riesgo de créditos contingentes:
Provisión por líneas de crédito de disponibilidad inmediata	17.850	17.473
Otras provisiones por riesgo de créditos contingentes	8.941	7.515
Provisiones por contingencias	30.150	20.557
Provisiones por riesgo país	88	19
Totales	220.993	219.063

b)	A continuación se muestra el movimiento que se ha producido en las provisiones durante los ejercicios 2012 y 2011:

	Provisiones sobre
	Beneficios y remuneraciones al personal	Riesgo de créditos contingentes	Provisiones contingentes	Provisiones dividendos mínimos	Provisiones por riesgo país	Total
	MM$	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de Enero de 2012	42.974	24.988	20.557	130.525	19	219.063
Provisiones constituidas	39.151	7.926	26.382	116.390	464	190.313
Aplicación de las provisiones	(34.551)	(6.123)	(12.469)	(130.525)	-	(183.668)
Liberación de provisiones	-	-	(4.862)	-	(395)	(5.257)
Reclasificaciones	-	-	542	-	-	542
Otros movimientos	-	-	-	-	-	-

Saldos al 31 de Diciembre de 2012	47.574	26.791	30.150	116.390	88	220.993

Saldos al 01 de Enero de 2011	36.016	40.638	16.151	143.147	1	235.953
Provisiones constituidas	35.452	8.795	22.608	130.525	18	197.398
Aplicación de las provisiones	(28.494)	(24.445)	(4.352)	(143.147)	-	(200.438)
Liberación de provisiones	-	-	(15.198)	-	-	(15.198)
Reclasificaciones	-	-	1.348	-	-	1.348
Otros movimientos	-	-	-	-	-	-

Saldos al 31 de Diciembre de 2011	42.974	24.988	20.557	130.525	19	219.063

Estados Financieros 2012 / Banco Santander Chile 95

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°22

PROVISIONES, continuación

c)	Provisiones para beneficios y remuneraciones al personal:

	Al 31 de Diciembre de
	2012 MM$	2011 MM$

Provisión indemnización años de servicios	1.299	1.510
Provisión para beneficios al personal basados en acciones	1.986	1.139
Provisión bonos cumplimiento	23.667	21.788
Provisión de vacaciones	18.802	17.196
Provisión para beneficios varios al personal	1.820	1.341
Totales	47.574	42.974

d)	Indemnización años de servicios:

	Al 31 de Diciembre de
	2012 MM$	2011 MM$

Saldos al 01 de Enero de 2011	1.510	1.882
Incremento de la provisión	2.069	1.432
Pagos efectuados	(2.280)	(1.804)
Pagos anticipados	-	-
Liberaciones de provisiones	-	-
Otros movimientos	-	-
Totales	1.299	1.510

e)	Movimiento de la provisión para bonos de cumplimiento:

	Al 31 de Diciembre de
	2012 MM$	2011 MM$

Saldos al 01 de Enero de 2011	21.788	17.107
Provisiones constituidas	22.737	21.980
Aplicaciones de provisiones	(20.858)	(17.299)
Liberaciones de provisiones	-	-
Otros movimientos	-	-
Totales	23.667	21.788

f)	Movimiento de la provisión de vacaciones

	Al 31 de Diciembre de
	2012 MM$	2011 MM$

Saldos al 01 de Enero de 2011	17.196	14.534
Provisiones constituidas	13.019	12.040
Aplicaciones de provisiones	(11.413)	(9.378)
Liberaciones de provisiones	-	-
Otros movimientos	-	-
Totales	18.802	17.196

Estados Financieros 2012 / Banco Santander Chile 96

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°23

OTROS PASIVOS

La composición del rubro es la siguiente:

	Al 31 de Diciembre de
	2012 MM$	2011 MM$

Cuentas y documentos por pagar	89.034	70.555
Ingresos percibidos por adelantado	426	948
Garantías por operaciones threshold	179.820	271.980
Documentos por pagar por intermediación corredora y operaciones simultáneas	-	8.725
Otras obligaciones por pagar	59.824	29.564
Otros pasivos	12.170	17.205

Totales	341.274	398.977

Estados Financieros 2012 / Banco Santander Chile 97

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°24

CONTINGENCIAS Y COMPROMISOS

a)	Juicios y procedimientos legales

A la fecha de emisión de estos estados financieros, existen diversas acciones judiciales interpuestas en contra del Banco y sus afiliadas en relación con operaciones propias del giro. Al 31 de Diciembre de 2012, el Banco y sus afiliadas mantienen provisiones por este concepto que ascienden a MM$ 428 (MM$ 784 al 31 de Diciembre de 2011), las cuales se encuentran en el Estado de Situación Financiera Consolidado, formando parte del rubro “Provisiones por contingencias”. Adicionalmente, existen otros juicios por una cuantía de UF 27.056,90 principalmente litigio de la sociedad Santander Corredores de Seguros Limitada por bienes entregados en leasing.

b)	Créditos contingentes

La siguiente tabla muestra los montos contractuales de las operaciones que obligan al Banco a otorgar créditos.

	Al 31 de Diciembre de
	2012	2011
	MM$	MM$

Cartas de crédito documentarias emitidas	199.420	184.649
Cartas de crédito del exterior confirmadas	113.878	52.889
Boletas de garantía	1.046.114	920.986
Avales y fianzas	139.059	147.081
Subtotales	1.498.471	1.305.605
Líneas de crédito con disponibilidad inmediata	4.933.335	4.673.525
Otros compromisos de créditos irrevocables	63.828	95.150
Totales	6.495.634	6.074.280

c)	Responsabilidades

El Banco mantiene las siguientes responsabilidades derivadas del curso normal de sus negocios:

	Al 31 de Diciembre de
	2012	2011
	MM$	MM$

Operaciones por cuentas de terceros
Cobranzas	287.128	212.784
Recursos de terceros gestionados por el Banco y sus afiliadas (1)	821.080	752.662
Subtotales	1.108.208	965.446
Custodia de valores
Valores custodiados en poder del Banco y sus afiliadas	227.554	250.291
Valores custodiados depositados en otra entidad	573.129	557.493
Títulos emitidos por el propio Banco	14.931.587	10.636.123
Subtotales	15.732.270	11.443.907

Totales	16.840.478	12.409.353

(1) Durante el año 2012 se clasificó en recursos de terceros gestionados por el banco y sus afiliadas, las carteras administradas por banca privada, teniendo al cierre del año 2012 un saldo de MM$ 821.045 (MM$ 752.627 para el año 2011).

d)	Garantías

Banco Santander Chile cuenta con una póliza integral bancaria de cobertura de fidelidad funcionaria Nº 2700659 vigente con la Compañía de Seguros Chilena Consolidada S.A., por la suma de USD 5.000.000, la cual cubre solidariamente tanto al Banco como a sus afiliadas, con vigencia desde el 01 de Julio de 2012 hasta el 30 de Junio de 2013.

Estados Financieros 2012 / Banco Santander Chile 98

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°24

CONTINGENCIAS Y COMPROMISOS, continuación

e)	Créditos y pasivos contingentes

Para satisfacer las necesidades de los clientes, el Banco adquirió varios compromisos irrevocables y obligaciones contingentes, aunque estas obligaciones no pudieron ser reconocidas en el Estado de Situación Financiera Consolidado, estos contienen riesgos de créditos y son por tanto parte del riesgo global del Banco.

Santander Asset Management S.A. Administradora General de Fondos

i)	Conforme a lo instruido en la norma de carácter general N°125, la sociedad designó a Banco Santander Chile como banco representante de los beneficiarios de las boletas en garantías constituidas por cada uno de los fondos administrados, en cumplimiento a lo dispuesto en los artículos 226 y siguientes de la Ley N°18.045.

ii)	Además de estas boletas en garantía por la creación de los fondos mutuos, existen otras boletas en garantía por concepto de rentabilidad garantizada de determinados fondos mutuos, por un monto que asciende a MM$ 10.286 y depósitos a plazo por un valor de UF 1.644.198,2617 por garantía de Fondos de Inversión Privados (F.I.P.) al 31 de Diciembre de 2012.

Santander Agente de Valores Limitada

i)	Para efectos de asegurar el correcto y cabal cumplimiento de todas sus obligaciones como agente de valores de conformidad a lo dispuesto en los artículos N°30 y siguientes de la Ley N°18.045, sobre Mercado de Valores, la sociedad constituyó garantía por UF 4.000 con póliza de seguro N°212114948, tomada con la Compañía de Seguros de Crédito Continental S.A. y cuyo vencimiento es el 19 de Diciembre de 2013.

Santander S.A. Corredores de Bolsa

i)	La sociedad tiene garantías enteradas en la Bolsa de Comercio de Santiago, para cubrir operaciones simultáneas efectuadas por cartera propia, por MM$ 21.884.

ii)	Además, se incluye en este rubro una garantía entregada a CCLV Contraparte Central S.A. (ex Cámara de Compensación) en efectivo, por un monto ascendente a MM$ 3.180 y una garantía adicional enterada en la Bolsa de Comercio Electrónica por MM$ 953 al 31 de Diciembre de 2012.

iii)	Al 31 de Diciembre de 2012 se encuentran en trámite las siguientes situaciones legales:

-	Juicio de reclamación pendiente ante el 27° Juzgado Civil de Santiago, carátula “Nahum con Santander Investmente S.A. Corredores de Bolsa” antecesora de Santander S.A. Corredores de Bolsa, Rol N°16.703-2010, por una cuantía de MM$ 200. En cuanto a su actual estado de tramitación, la sentencia, se concedió el recurso, y actualmente se encuentra pendiente la vista de la causa en la Corte de Apelaciones de Santiago. No se han contabilizado provisiones, por no estimarse necesarias, ya que la causa se encuentra en primera instancia.

-	Juicio de “Inverfam S.A. con Santander Investment S.A. Corredores de Bolsa”, antecesora de Santander S.A. Corredores de Bolsa, seguido en el Primer Juzgado Civil de Santiago, Rol 32.543-2011, de indemnización de perjuicios por pérdida de unos valores destinados a Fondos Optimal, que se vieron perjudicados por el caso Madoff, cuya cuantía asciende a MM$ 107 aproximadamente. Actualmente se encuentra en espera de que se cite a conciliación.

Santander Corredora de Seguros Limitada

i)	De acuerdo a los establecido en la Circular N°1.160 de la Superintendencia de Valores y Seguros, la sociedad mantiene contratada una póliza de seguros para responder al correcto y cabal cumplimiento de todas las obligaciones emanadas en razón de sus operaciones como intermediaria en la contratación de seguros.

ii)	La póliza de garantía para corredores de seguros N°10022204, la cual cubre UF 500, y la póliza de responsabilidad profesional para corredores de seguros N°10022208 por un monto equivalente a UF 60.000, fueron contratadas con la Compañía de Seguros Generales Consorcio Nacional de Seguros S.A. Ambas tienen vigencia desde el 15 de Abril de 2012 al 14 de Abril de 2013.

iii)	Existen juicios por cuantía de UF 27.056, correspondientes a procesos principalmente por bienes entregados en leasing. Nuestros abogados han estimado pérdidas por MM$ 51, monto que se encuentra registrado en el rubro provisiones.

Estados Financieros 2012 / Banco Santander Chile 99

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°25

PATRIMONIO

a)	Capital social y acciones preferentes

Al 31 de Diciembre de 2012 y 2011, el Banco presenta 188.446.126.794 acciones autorizadas, las cuales se encuentran suscritas y pagadas. Todas estas acciones son ordinarias, sin valor nominal ni preferencias.

El movimiento de las acciones durante el ejercicio 2012 y 2011, es el siguiente:

	ACCIONES Al 31 de Diciembre de
	2012	2011

Emitidas al 01 de Enero	188.446.126.794	188.446.126.794
Emisión de acciones pagadas	-	-
Emisión de acciones adeudadas	-	-
Opciones de acciones ejercidas	-	-
Emitidas al	188.446.126.794	188.446.126.794

Al 31 de Diciembre de 2012 y 2011, el Banco no mantiene en su poder acciones propias, al igual que las Sociedades que participan en la consolidación.

Al 31 de Diciembre de 2012 la distribución de accionistas es la siguiente:

Razón Social o Nombre Accionista	Acciones	ADRs	Totales	% de participación

Teatinos Siglo XXI Inversiones Limitada	59.770.481.573	-	59.770.481.573	31,72
Santander Chile Holding S.A.	66.822.519.695	-	66.822.519.695	35,46
J.P. Morgan Chase Bank	-	35.111.060.871	35.111.060.871	18,63
Bnp Paribas Arbitrage	173.328.889	-	173.328.889	0,09
MBI Arbitrage Fondo de Inversión	495.766.248	-	495.766.248	0,26
Bancos y corredoras de bolsa por cuenta de terceros	12.473.837.817	-	12.473.837.817	6,62
AFP por cuentas de terceros	6.346.809.483	-	6.346.809.483	3,37
Otros accionistas minoritarios	3.839.358.209	3.412.964.009	7.252.322.218	3,85
Totales			188.446.126.794	100,00

Estados Financieros 2012 / Banco Santander Chile 100

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°25

PATRIMONIO, continuación

Al 31 de Diciembre de 2011 la distribución de accionistas es la siguiente:

Razón Social o Nombre Accionista	Acciones	ADRs	Totales	% de participación

Teatinos Siglo XXI Inversiones Limitada	59.770.481.573	-	59.770.481.573	31,72
Santander Chile Holding S.A.	66.822.519.695	-	66.822.519.695	35,46
J.P. Morgan Chase Bank	-	39.287.497.122	39.287.497.122	20,85
Inversiones Antares S.A.	170.363.545	-	170.363.545	0,09
Bancos y corredoras de bolsa por cuenta de terceros	10.132.511.637	-	10.132.511.637	5,38
AFP por cuentas de terceros	5.751.493.833	-	5.751.493.833	3,05
Otros accionistas minoritarios	3.827.146.677	2.684.112.712	6.511.259.389	3,45
Totales			188.446.126.794	100,00

Los American Depository Receipts (ADR) son certificados emitidos por un banco comercial norteamericano para ser transados en el mercado de valores de los Estados Unidos de America (EEUU).

(*) Durante el año 2011, Teatinos Siglo XXI Inversiones Limitada, vendió el 9,73% de su participación accionaria en Banco Santander Chile. Esta venta fue realizada en Febrero y Diciembre, una venta del 1,91% y 7,82%, respectivamente.

b)	Reservas

Durante el año 2012, con motivo de la junta de accionistas realizada en Abril, se acuerda capitalizar a reservas el 40% de las utilidades del ejercicio 2011, equivalente a MM$ 174.033 (MM$ 190.861 para 2011).

c)	Dividendos

El detalle de distribución de dividendos se encuentra en el recuadro del Estado Consolidado de Cambios en el Patrimonio.

d)	Al 31 de Diciembre la composición de la utilidad diluida y de la utilidad básica es la siguiente:

	Al 31 de Diciembre de
	2012	2011
	MM$	MM$

a) Beneficio básico por acción
Resultado atribuible a tenedores patrimoniales	387.967	435.084
Número medio ponderado de acciones en circulación	188.446.126.794	188.446.126.794
Beneficio básico por acción (en pesos)	2,059	2,309

b) Beneficio diluido por acción
Resultado atribuible a tenedores patrimoniales	387.967	435.084
Número medio ponderado de acciones en circulación	188.446.126.794	188.446.126.794
Conversión asumida de deuda convertible	-	-
Número ajustado de acciones	188.446.126.794	188.446.126.794
Beneficio diluido por acción (en pesos)	2,059	2,309

Al 31 de Diciembre de 2012 y 2011 el Banco no posee instrumentos que generen efectos dilutivos.

Estados Financieros 2012 / Banco Santander Chile 101

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°25

PATRIMONIO, continuación

e)	Otros resultados integrales de Instrumentos de inversión disponibles para la venta y coberturas de flujo de efectivo:

	Al 31 de Diciembre de
	2012	2011
	MM$	MM$

Instrumentos de inversión disponibles para la venta
Saldos al 01 de Enero de	3.043	(18.596)
(Pérdida) ganancia por ajuste valorización cartera de inversiones disponible para la venta antes de impuesto	(15.131)	18.676
Reclasificaciones y ajustes sobre la cartera disponible para venta	-	-
Pérdida realizada	2.071	2.963
Subtotales	(13.060)	21.639
Totales al 31 de Diciembre de	(10.017)	3.043

Cobertura de flujo de efectivo
Saldos al 01 de Enero de	394	11.958
Ganancia (pérdida) por ajuste valorización de coberturas de flujo de efectivo antes de impuesto	4.326	(12.031)
Reclasificaciones y ajustes por coberturas de flujo de efectivo antes de impuesto	595	467
Monto reclasificado del patrimonio incluido como valor libro de activo y pasivos no financieros, cuya adquisición o cesión fue cubierta como una transición altamente probable	-	-
Subtotales	4.921	(11.564)
Totales al 31 de Diciembre de	5.315	394

Otros resultados integrales antes de impuesto	(4.702)	3.437

Impuesto a la renta sobre los componentes de otros resultados integrales
Impuesto renta relativo a cartera de inversiones disponible para la venta	2.003	(562)
Impuesto renta relativo a coberturas de flujo de efectivo	(1.063)	(72)
Totales al 31 de Diciembre de	940	(634)

Otros resultados integrales netos de impuesto	(3.762)	2.803
Atribuible a:
Tenedores patrimoniales del Banco	(3.781)	2.832
Interés no controlador	19	(29)

Estados Financieros 2012 / Banco Santander Chile 102

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°26

REQUERIMIENTOS DE CAPITAL (BASILEA)

De acuerdo con la Ley General de Bancos, el Banco debe mantener una razón mínima de patrimonio efectivo a activos consolidados ponderados por riesgo de 8% neto de provisiones exigidas, y una razón mínima de capital básico a total de activos consolidados de 3%, neto de provisiones exigidas. Sin embargo, con motivo de la fusión del Banco ocurrida en 2002, la SBIF ha determinado que el patrimonio efectivo del Banco fusionado no puede ser inferior al 11% de sus activos ponderados por riesgo. Para estos efectos, el patrimonio efectivo se determina a partir del capital y reservas o capital básico más los bonos subordinados con tope del 50% del capital básico, y las garantías fogape (CORFO) con tope del 15% que a contar del 31 de Diciembre de 2012 disminuirá linealmente el último día de cada mes, en doce mensualidades iguales y sucesivas.

Los activos son ponderados de acuerdo a las categorías de riesgo, a las cuales se les asigna un porcentaje de riesgo de acuerdo al monto del capital necesario para respaldar cada uno de esos activos. Por ejemplo, el efectivo, los depósitos en otros bancos y los instrumentos financieros emitidos por el Banco Central de Chile, tienen 0% de riesgo, lo que significa que, conforme a la normativa vigente, no se requiere capital para respaldar estos activos. Los activos fijos tienen un 100% de riesgo, lo que significa que se debe tener un capital mínimo equivalente al 11% del monto de estos activos. Todos los instrumentos derivados negociados fuera de bolsa son considerados en la determinación de los activos de riesgo con un factor de conversión sobre los valores nocionales, obteniéndose de esa forma el monto de la exposición al riesgo de crédito. También se consideran por un “equivalente de crédito”, para su ponderación, los créditos contingentes fuera del Estado de Situación Financiera Consolidado.

De acuerdo a lo instruido en Capítulo 12-1 de la RAN de la Superintendencia de Bancos, a partir del mes de Enero 2010 se implementó un cambio normativo que implicó la entrada en vigor del Capítulo B-3 del Compendio de Normas Contables, con cambio en las exposiciones de riesgo de las colocaciones contingentes, pasando desde un 100% de exposición, a un porcentaje indicado en el siguiente cuadro:

Tipo de crédito contingente	Exposición

a) Avales y fianzas	100%
b) Cartas de crédito del exterior confirmadas	20%
c) Cartas de crédito documentarias emitidas	20%
d) Boletas de garantía	50%
e) Cartas de garantía interbancarias	100%
f) Líneas de crédito de libre disposición	50%
g) Otros compromisos de crédito:
- Créditos para estudios superiores Ley N° 20.027	15%
- Otros	100%
h) Otros créditos contingentes	100%

Estados Financieros 2012 / Banco Santander Chile 103

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°26

REQUERIMIENTOS DE CAPITAL (BASILEA), continuación

Los niveles de capital básico y patrimonio efectivo al cierre de cada ejercicio son los siguientes:

	Activos consolidados		Activos ponderados por riesgo
	Al 31 de Diciembre de		Al 31 de Diciembre de
	2012	2011	2012	2011
	MM$	MM$	MM$	MM$

Activos de balance (netos de provisiones)
Efectivo y depósitos en bancos	1.250.414	2.793.701	-	-
Operaciones con liquidación en curso	520.267	276.454	75.429	45.737
Instrumento para negociación	338.287	409.763	21.713	23.817
Contratos de retrocompra y préstamos de valores	6.993	12.928	6.993	12.928
Contratos de derivados financieros (*)	937.291	1.158.023	830.133	807.233
Adeudado por bancos	90.527	87.541	18.105	17.508
Créditos y cuentas por cobrar a clientes	18.325.957	16.823.407	16.205.004	14.746.903
Instrumentos de inversión disponible para la venta	1.826.158	1.661.311	200.285	99.197
Inversiones en sociedades	7.614	8.728	7.614	8.728
Intangibles	87.347	80.739	87.347	80.739
Activo fijo	162.214	153.059	162.214	153.059
Impuestos corrientes	10.227	37.253	1.023	3.725
Impuestos diferidos	186.210	147.754	18.621	14.775
Otros activos	656.200	546.470	402.547	426.822
Activos fuera de balance
Colocaciones contingentes	3.201.028	3.023.330	1.903.368	1.801.971
Totales	27.606.734	27.220.461	19.940.396	18.243.142

(*)	Los “Contratos de derivados financieros” se presentan a su valor de “Riesgo Equivalente de Créditos”, de acuerdo a lo normado en el Capítulo 12-1 de la Recopilación actualizada de normas, emitida por la Superintendencia de Bancos e instituciones Financieras.

       Los ratios determinados para el límite del capital básico y patrimonio efectivo respectivamente, son:

			Razón
	Al 31 de Diciembre de		Al 31 de Diciembre de
	2012	2011	2012	2011
	MM$	MM$	%	%

Capital básico	2.135.660	2.001.222	7,74	7,35
Patrimonio efectivo neto	2.735.316	2.687.393	13,72	14,73

Estados Financieros 2012 / Banco Santander Chile 104

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°27

INTERES NO CONTROLADOR

Recoge el importe neto del patrimonio neto de las entidades dependientes atribuibles a instrumentos de capital que no pertenecen, directa o indirectamente, al Banco, incluida la parte que se les haya atribuido del resultado del ejercicio.

La participación del interés no controlador en el patrimonio y los resultados de las filiales se resume como sigue:

				Otros resultados integrales
Al 31 de Diciembre de 2012	Participación de terceros	Patrimonio	Resultados	Inversiones disponible para la venta	Impuesto diferido	Total otros resultados integrales	Resultados integrales
	%	MM$	MM$	MM$	MM$	MM$	MM$

Sociedades filiales:
Santander Agente de Valores Limitada	0,97	656	84	1	-	1	85
Santander S.A. Sociedad Securitizadora	0,36	3	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49,00	25.646	2.423	57	(12)	45	2.468
Santander Asset Management S.A. Administradora General de Fondos	0,02	10	4	-	-	-	4
Santander Corredora de Seguros Limitada	0,24	148	4	-	-	-	4
Subtotales		26.463	2.515	58	(12)	46	2.561

Entidades de propósito especial:
Bansa Santander S.A.	100,00	2.127	1.098	-	-	-	1.098
Santander Gestión de Recaudación y Cobranzas Limitada	100,00	2.505	171	-	-	-	171
Multinegocios S.A	100,00	244	93	-	-	-	93
Servicios Administrativos y Financieros Limitada	100,00	1.411	328	-	-	-	328
Servicios de Cobranzas Fiscalex Limitada	100,00	216	64	-	-	-	64
Multiservicios de Negocios Limitada	100,00	1.299	356	-	-	-	356
Subtotales		7.802	2.110	-	-	-	2.110

Totales		34.265	4.625	58	(12)	46	4.671

Estados Financieros 2012 / Banco Santander Chile 105

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°27

INTERESES NO CONTROLADOR, continuación

La participación del interés no controlador en el patrimonio y los resultados de las filiales al 31 de Diciembre de 2011, se resume como sigue:

				Otros resultados integrales
Al 31 de Diciembre de 2011	Participación de terceros	Patrimonio	Resultados	Inversiones disponible para la venta	Impuesto diferido	Total otros resultados integrales	Resultados integrales
	%	MM$	MM$	MM$	MM$	MM$	MM$

Sociedades filiales:
Santander Agente de Valores Limitada	0,97	571	68	15	(3)	12	80
Santander S.A. Sociedad Securitizadora	0,36	3	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49,00	27.378	4.077	206	(35)	171	4.248
Santander Asset Management S.A. Administradora General de Fondos	0,02	13	6	-	-	-	6
Santander Corredora de Seguros Limitada	0,24	143	7	-	-	-	7
Subtotales		28.108	4.158	221	(38)	183	4.341

Entidades de propósito especial:
Bansa Santander S.A.	100,00	1.029	(613)	-	-	-	(613)
Santander Gestión de Recaudación y Cobranzas Limitada	100,00	2.335	616	-	-	-	616
Multinegocios S.A	100,00	150	17	-	-	-	17
Servicios Administrativos y Financieros Limitada	100,00	1.083	426	-	-	-	426
Servicios de Cobranzas Fiscalex Limitada	100,00	152	37	-	-	-	37
Multiservicios de Negocios Limitada	100,00	944	290	-	-	-	290
Subtotales		5.693	773	-	-	-	773

Totales		33.801	4.931	221	(38)	183	5.114

Estados Financieros 2012 / Banco Santander Chile 106

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°28

INTERESES Y REAJUSTES

Comprende los intereses devengados en el ejercicio por todos los activos financieros cuyo rendimiento, implícito o explícito, se obtiene de aplicar el método del tipo de interés efectivo, con independencia de que se valoren por su valor razonable, así como las rectificaciones de productos como consecuencia de coberturas contables.

a)	Al 31 de Diciembre de 2012 y 2011, la composición de ingresos por intereses y reajustes, sin incluir los resultados por coberturas contables, es la siguiente:

	Al 31 de Diciembre de
	2012				2011
	Intereses	Reajustes	Comisiones prepagos	Total	Intereses	Reajustes	Comisiones prepagos	Total
Conceptos	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Contratos de retrocompra	4.796	(10)	-	4.786	5.448	(2)	-	5.446
Créditos otorgados a bancos	790	-	-	790	3.486	-	-	3.486
Colocaciones comerciales	698.925	78.762	4.924	782.611	596.171	121.704	4.462	722.337
Colocaciones para vivienda	227.994	123.297	11.401	362.692	205.288	181.966	10.524	397.778
Colocaciones para consumo	613.543	2.804	2.797	619.144	544.671	3.093	2.977	550.741
Instrumentos de inversión	95.732	2.011	-	97.743	89.823	9.371	-	99.194
Otros ingresos por intereses y reajustes	19.880	3.037	-	22.917	7.569	4.281	-	11.850

Totales ingresos por intereses y reajustes	1.661.660	209.901	19.122	1.890.683	1.452.456	320.413	17.963	1.790.832

b)	Tal como se señala en la letra i) de la Nota 01, los intereses y reajustes suspendidos los cuales corresponden a operaciones con morosidades iguales o superiores a 90 días. Son registrados en cuentas de orden (fuera del Estado de Situación Financiera Consolidado), mientras estos nos sean efectivamente percibidos.

Al 31 de Diciembre de 2012 y 2011, el detalle de los ingresos por intereses y reajustes suspendidos es el siguiente:

	Al 31 de Diciembre de
	2012				2011
	Intereses	Reajustes	Comisiones prepagos	Total	Intereses	Reajustes	Comisiones prepagos	Total
Fuera de balance	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Colocaciones comerciales	16.907	3.688	-	20.595	14.266	3.288	-	17.554
Colocaciones de vivienda	3.962	4.882	-	8.844	4.086	5.257	-	9.343
Colocaciones de consumo	7.825	917	-	8.742	8.356	890	-	9.246

Totales	28.694	9.487	-	38.181	26.708	9.435	-	36.143

Estados Financieros 2012 / Banco Santander Chile 107

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°28

INTERESES Y REAJUSTES, continuación

c)	Al 31 de Diciembre de 2012 y 2011 la composición de los gastos por intereses y reajustes, sin incluir los resultados por coberturas contables, es el siguiente:

	Al 31 de Diciembre de
	2012				2011
	Intereses	Reajustes	Comisiones prepagos	Total	Intereses	Reajustes	Comisiones prepagos	Total
Conceptos	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Depósitos a la vista	(3.601)	(535)	-	(4.136)	(1.283)	(658)	-	(1.941)
Contratos de retrocompra	(10.707)	9	-	(10.698)	(8.603)	(184)	-	(8.787)
Depósitos y captaciones a plazo	(456.348)	(45.743)	-	(502.091)	(351.009)	(86.772)	-	(437.781)
Obligaciones con bancos	(26.182)	(14)	-	(26.196)	(26.006)	(41)	-	(26.047)
Instrumentos de deuda emitidos	(172.138)	(64.006)	-	(236.144)	(170.756)	(98.374)	-	(269.130)
Otras obligaciones financieras	(4.884)	(881)	-	(5.765)	(5.019)	(1.485)	-	(6.504)
Otros gastos por intereses y reajustes	(2.366)	(3.435)	-	(5.801)	(2.372)	(7.195)	-	(9.567)
Totales gastos por intereses y reajustes	(676.226)	(114.605)	-	(790.831)	(565.048)	(194.709)	-	(759.757)

d)    Al cierre del ejercicio, el resumen de intereses y reajustes, es el siguiente:

	Al 31 de Diciembre de
	2012	2011
Conceptos	MM$	MM$

Ingresos por intereses y reajustes	1.890.683	1.790.832
Gastos por intereses y reajustes	(790.831)	(759.757)

Subtotales ingresos por intereses y reajustes	1.099.852	1.031.075

Resultado de coberturas contables (neto)	(57.118)	(58.775)

Totales intereses y reajustes netos	1.042.734	972.300

Estados Financieros 2012 / Banco Santander Chile 108

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°29

COMISIONES

Comprende el monto de todas las comisiones devengadas y pagadas en el ejercicio, excepto las que formen parte integrante del tipo de interés efectivo de los instrumentos financieros:

	Al 31 de Diciembre de
	2012	2011
	MM$	MM$

Ingresos por comisiones
Comisiones por líneas de crédito y sobregiros	9.296	11.602
Comisiones por avales y cartas de crédito	28.523	24.388
Comisiones por servicios de tarjetas	127.437	122.900
Comisiones por administración de cuentas	28.755	28.725
Comisiones por cobranzas, recaudaciones y pagos	56.472	61.803
Comisiones por intermediación y manejo de valores	11.272	13.072
Comisiones por inversiones en fondos mutuos u otro	33.414	37.618
Remuneraciones por comercialización de seguros	32.499	34.066
Office banking	13.507	11.884
Otras comisiones ganadas	19.252	16.983
Totales	360.427	363.041

	Al 31 de Diciembre de
	2012	2011
	MM$	MM$

Gastos por comisiones
Remuneraciones por operación de tarjetas	(73.503)	(63.375)
Comisiones por operación con valores	(1.687)	(2.555)
Office banking	(12.026)	(9.617)
Otras comisiones	(2.639)	(9.658)
Totales	(89.855)	(85.205)

Totales ingresos y gastos por comisiones netos	270.572	277.836

Las comisiones ganadas por operaciones con letras de crédito se presentan en el Estado Consolidado de Resultados en el rubro “Ingresos por intereses y reajustes”.

Estados Financieros 2012 / Banco Santander Chile 109

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°30

RESULTADOS DE OPERACIONES FINANCIERAS

Incluye el monto de los ajustes por variación de los instrumentos financieros, excepto los imputables a intereses devengados por aplicación del método del tipo de interés efectivo de correcciones de valor de activos, así como los resultados obtenidos en su compraventa.

Al 31 de Diciembre de 2012 y 2011, el detalle de los resultados por operaciones financieras es el siguiente:

	Al 31 de Diciembre de
	2012	2011
	MM$	MM$

Utilidad neta operaciones financieras
Derivados de negociación	(104.344)	116.877
Instrumentos financieros para negociación	36.338	38.819
Venta de créditos y cuentas por cobrar a clientes:
Cartera vigente (Nota 11)	2.745	2.368
Cartera castigada (Nota 11)	2.090	7.324
Instrumentos disponibles para la venta	(1.764)	(3.356)
Otros resultados de operaciones financieras (*)	856	8.825
Totales	(64.079)	170.857

(*)	Durante el año 2011, Banco Santander Chile vendió la totalidad de sus 136.867 acciones Visa Inc. cuyo valor libro era de $ 1, generando una utilidad de MM$ 5.705.

NOTA N°31

RESULTADO NETO DE CAMBIO

Comprende los resultados obtenidos en la compraventa de divisas, las diferencias que surgen al convertir las partidas monetarias en moneda extranjera a la moneda funcional y los procedentes de activos no monetarios en moneda extranjera al momento de su enajenación.

Al 31 de Diciembre de 2012 y 2011, el detalle del resultado de cambio es el siguiente:

	Al 31 de Diciembre de
	2012	2011
	MM$	MM$

Diferencias de cambio
Utilidad (pérdida) neta por diferencias de cambio	270.990	(257.986)
Derivados de cobertura	(120.610)	177.553
Resultado por activos reajustables en moneda extranjera	(5.574)	4.632
Resultado por pasivos reajustables en moneda extranjera	1.572	(859)
Totales	146.378	(76.660)

Estados Financieros 2012 / Banco Santander Chile 110

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°32

PROVISIONES POR RIESGO DE CRÉDITO

a)      El movimiento registrado durante los ejercicios 2012 y 2011 en los resultados por concepto de provisiones y deterioros se resume como sigue:

		Créditos y cuentas por cobrar a clientes
Al 31 de Diciembre de 2012	Colocaciones Interbancarias	Colocaciones comerciales		Colocaciones para vivienda	Colocaciones de consumo	Colocaciones contingentes		Total
	Individual	Individual	Grupal	Grupal	Grupal	Individual	Grupal
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Castigos de colocaciones netos de provisiones	-	(5.470)	(51.409)	(14.573)	(78.958)	-	-	(150.410)
Provisiones constituidas	(299)	(48.745)	(31.772)	(10.741)	(239.607)	(3.292)	(4.634)	(339.090)
Totales provisiones y castigos	(299)	(54.215)	(83.181)	(25.314)	(318.565)	(3.292)	(4.634)	(489.500)
Provisiones liberadas	400	20.716	16.624	7.449	38.471	2.017	4.106	89.783
Recuperación de créditos castigados	-	1.991	6.704	2.305	22.015	-	-	33.015
Cargos netos a resultado	101	(31.508)	(59.853)	(15.560)	(258.079)	(1.275)	(528)	(366.702)

Castigos de colocaciones neto de provisiones:

	Créditos y cuentas por cobrar a clientes
Al 31 de Diciembre de 2012	Colocaciones comerciales		Colocaciones para vivienda	Colocaciones de consumo	Total
	Individual	Grupal	Grupal	Grupal
	MM$	MM$	MM$	MM$	MM$
Castigos de colocaciones	26.481	67.734	17.508	259.857	371.580
Provisiones aplicadas	(21.011)	(16.325)	(2.935)	(180.899)	(221.170)
Castigos de colocaciones netos de provisiones	5.470	51.409	14.573	78.958	150.410

		Créditos y cuentas por cobrar a clientes
Al 31 de Diciembre de 2011	Colocaciones Interbancarias	Colocaciones comerciales		Colocaciones para vivienda	Colocaciones de consumo	Colocaciones contingentes		Total
	Individual	Individual	Grupal	Grupal	Grupal	Individual	Grupal
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Castigos de colocaciones netos de provisiones	-	(8.141)	(33.042)	(11.317)	(46.098)	-	-	(98.598)
Provisiones constituidas	(600)	(51.969)	(72.601)	(27.406)	(184.488)	(4.835)	(3.960)	(345.859)
Totales provisiones y castigos	(600)	(60.110)	(105.643)	(38.723)	(230.586)	(4.835)	(3.960)	(444.457)
Provisiones liberadas	507	41.741	26.582	7.645	25.185	2.876	21.569	126.105
Recuperación de créditos castigados (*)	-		7.216	16.135	12.474	-	-	35.825
Cargos netos a resultado	(93)	(18.369)	(71.845)	(14.943)	(192.927)	(1.959)	17.609	(282.527)

(*) Durante el año 2011 el Ministerio de Vivienda y Urbanismo (MINVU) efectuó pagos para cancelar los créditos hipotecarios castigados correspondiente a la Asociación Nacional de Ahorro y Préstamo (ANAP) por un monto ascendente a MM$ 14.390.

Castigo de colocaciones neto de provisiones:

	Créditos y cuentas por cobrar a clientes
Al 31 de Diciembre de 2011	Colocaciones comerciales		Colocaciones para vivienda	Colocaciones de consumo	Total
	Individual	Grupal	Grupal	Grupal
	MM$	MM$	MM$	MM$	MM$
Castigos de colocaciones	23.200	67.888	12.777	187.938	291.803
Provisiones aplicadas	(15.059)	(34.846)	(1.460)	(141.840)	(193.205)
Castigos de colocaciones netos de provisiones	8.141	33.042	11.317	46.098	98.598

Estados Financieros 2012 / Banco Santander Chile 111

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°33

REMUNERACIONES Y GASTOS DEL PERSONAL

a)	Composición del gasto por remuneraciones y gastos del personal:

	Al 31 de Diciembre de
	2012	2011
	MM$	MM$

Remuneraciones del personal	188.563	173.540
Bonos o gratificaciones	66.666	62.450
Beneficios basados en instrumentos de capital	1.747	2.261
Indemnización por años de servicio	8.966	8.424
Planes de pensiones	452	1.207
Gastos de capacitación	2.423	2.176
Sala cuna y jardín infantil	2.487	2.367
Fondos de salud	3.571	2.940
Fondo bienestar	397	447
Otros gastos de personal	25.026	24.801
Totales	300.298	280.613

b) Beneficios basados en instrumentos de capital

Banco Santander Chile y sus Afiliadas, en materia de remuneraciones, tienen diseñados planes de compensación variable para sus empleados, ligados a la consecución de metas y objetivos, cuyo cumplimiento es evaluado y retribuido de forma trimestral y/o anual. Adicionalmente, existen planes de remuneración variable de carácter plurianual orientados a la retención y motivación de ejecutivos, y cuyo pago depende del grado de consecución de metas, tanto comunes como individuales, durante un horizonte temporal superior al año.

Política de incentivos de largo plazo

El Comité de Directores de los tenedores patrimoniales aprobó un plan de incentivos a largo plazo. Este plan esta enfocado a los directores ejecutivos del Grupo Santander y a cierto personal ejecutivo en España y en otras compañías del Grupo Santander.

Plan de rendimiento de acciones

Consiste en un plan de incentivos multi-anual compensado en acciones del Banco Santander S.A. (Casa Matriz radicada en España). Los beneficiarios del plan son los Directores Ejecutivos, los demás miembros de la Alta Dirección y otros miembros del Banco determinados por el Comité de Directores de la Casa Matriz o, cuando es delegado por éste, por el Comité Ejecutivo. Estas acciones serán distribuidas si los siguientes parámetros son cumplidos:

i.	El precio de la acción alcance un top 10 comparado con otros 30 bancos globales.
ii.	Las ganancias por acción alcance un top 10 comparado con otros 30 bancos globales.
iii.	Que el Banco cumpla con sus objetivos presupuestarios comerciales y financieros en los últimos dos años.
iv.	Que el ejecutivo cumpla sus metas personales durante los últimos dos años, y permanezca trabajando en el Banco hasta el final del programa.

Este plan envuelve ciclos de acciones entregadas a los beneficiarios. Cada ciclo tiene una duración de tres años, por lo que cada año un ciclo comenzará y, desde el 2007 en adelante, otro ciclo también terminará. El objetivo es establecer una adecuada secuencia entre el final del programa de incentivos ligado al plan previo y a los sucesivos ciclos de este plan.

a)	En Junio de 2008 y 2010 fueron aprobados en la Casa Matriz el inicio de los planes de incentivos de tercer (PI11) y cuarto (PI12) ciclo, los cuales son de tres años y están ligados al cumplimiento de los objetivos planteado. Durante el 2010 fue aprobado el inicio del plan (PI13). Durante el 2011 fue aprobado el inicio del plan (PI14) de incentivo del quinto ciclo, este nuevo plan tiene un plazo estándar de tres años, comenzó a tener efectos en el Estado Consolidado de Resultados en el año 2011. En el año 2012 no se aprobaron nuevos planes.

Estados Financieros 2012 / Banco Santander Chile 112

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°33

REMUNERACIONES Y GASTOS DEL PERSONAL, continuación

Para cada ciclo y beneficiario que se mantenga empleado en el banco en la duración del plan, los tenedores patrimoniales establece un número máximo de acciones. Los objetivos, si es que fueron reunidos y que determinarán el número de acciones a ser repartidas, fueron definidos mediante la comparación del rendimiento del Grupo Santander con un grupo de entidades financieras de referencia. Estos objetivos están ligados a dos parámetros: el Retorno Total de Accionistas (RTA) y al Aumento en beneficios por Acción (BPA), que tienen cada uno un 50% de peso para determinar el porcentaje de acciones a ser distribuidas.

El número final de acciones a ser distribuidas en cada ciclo viene determinado por el grado de logro de los objetivos al tercer aniversario de cada ciclo (con excepción del primer ciclo, para el cual el segundo aniversario será considerado) y las acciones serán entregadas dentro de un período máximo de siete meses a partir del término del ciclo. En dichos momentos se calcularán el RTA y el crecimiento del BPA correspondientes al Santander y a las entidades financieras de referencia determinando en un 50% el porcentaje de acciones a entregar según la siguiente escala y en función de la posición relativa de Banco Santander S.A. (Casa Matriz radicada en España):

La tabla de consecución de objetivos, para los planes I10, I11 es la siguiente:

Posición de Santander en el Ranking RTA	Porcentaje de acciones ganadas sobre máximo	Posición de Santander en el ranking de crecimiento BPA	Porcentaje de acciones ganadas sobre máximo

1° a 6°	50,0%	1° a 6°	50,0%
7°	43,0%	7°	43,0%
8°	36,0%	8°	36,0%
9°	29,0%	9°	29,0%
10°	22,0%	10°	22,0%
11°	15,0%	11°	15,0%
12° en adelante	0,0%	12° en adelante	0,0%

Para los planes I12 y I13 sólo se mide por la variable RTA:

Posición de Santander en el Ranking RTA	Porcentaje de acciones ganadas sobre máximo

1° a 5°	100,00%
6°	82,50%
7°	65,00%
8°	47,50%
9°	30,00%
10° en adelante	0,00%

Para los planes I14 se mide por la variable RTA:

Posición de Santander en El Ranking RTA	Porcentaje de acciones ganadas sobre máximo

1° a 5°	100,00%
6°	86,05%
7°	72,00%
8°	58,00%
9°	44,00%
10°	30,00%
11° a 17°	0,00%

Estados Financieros 2012 / Banco Santander Chile 113

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°33

REMUNERACIONES Y GASTOS DEL PERSONAL, continuación

Si Banco Santander S.A., para cada una de las medidas consideradas (RTA y crecimiento de BPA) esta dentro del primer cuartel (incluyendo el 25° percentil) se ganará el porcentaje máximo de acciones, si queda en la mediana (incluyendo el 50° percentil) ganará un 30% del máximo de acciones. Si el Banco Santander S.A. (Casa Matriz radicada en España) se encuentra bajo la mediana, todas las asignaciones de acciones serán anuladas.

b)	Al 31 de Diciembre de 2012 los objetivos anteriormente mencionados para el Plan I12 fueron cumplidos, manteniéndose vigentes aún los planes I13 e I14, registrando un costo por estos planes de MM$ 1.747 por los instrumentos de patrimonio cedidos, el cual fue cargado a resultado en el período específico en el cual los beneficiarios proporcionaron sus servicios a Banco Santander Chile. Este programa no tuvo efectos dilutivos en los intereses no controlador. Este valor razonable fue calculado como se describe a continuación.

El valor razonable del 50% que se relaciona con el RTA, fue determinado por un experto independiente basado en el empleo del modelo de valoración de Monte Carlo que realizó 10.000 simulaciones para determinar el RTA de cada una de las empresas del Grupo de referencia, teniendo en cuenta las variables ya mencionadas. Los resultados (cada uno de los cuales representa la distribución de un número de acciones) son clasificados en orden descendiente a través del cálculo del promedio ponderado y descontando este monto a la tasa de interés libre de riesgo.

	PI11	PI12	PI13	PI14
	%	%	%	%
Volatilidad esperada (*)	19,31	42,36	49,65	51,35
Rendimiento de dividendos anuales históricos	3,47	4,88	6,34	6,06
Tasa de interés libre de riesgo	4,83	2,04	3,33	4,07

(*) Determinada en la volatilidad básica histórica sobre el período (dos o tres años).

En vista a la alta correlación entre la RTA y BPA, es razonable concluir que, en un alto porcentaje de casos, el valor RTA es también válido para BPA. Por lo tanto, fue determinado que el valor razonable de la porción de los planes ligados a la posición relativa BPA del Banco, por ejemplo del restante 50% de las acciones concedidas, fueron las mismas que el 50% correspondiente al de RTA. Ya que esta valoración no se refiere a condiciones de mercado, el número de acciones esperadas a conceder, será reevaluado y ajustado en una base anual.

Estados Financieros 2012 / Banco Santander Chile 114

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°33

REMUNERACIONES Y GASTOS DEL PERSONAL, continuación

A continuación se muestra un cuadro que detalla parte de lo anteriormente mencionado:

	Número de acciones	Precio de ejercicio €	Grupo de empleados	Número de personas	Fecha de inicio del derecho	Fecha de finalización del derecho

Derechos concedidos (Plan I11)	1.057.204	-	Gerentes	161	01-07-2008	30-06-2011
Derechos concedidos (Plan I11)	71.042	-	Otros cargos no gerenciales	53	01-07-2008	30-06-2011
Derechos concedidos (Plan I12)	327.882	-	Gerentes	157	01-07-2009	30-06-2012
Derechos concedidos (Plan I12)	36.848	-	Otros cargos no gerenciales	76	01-07-2009	30-06-2012
Stock Planes en vigor al 31 de Diciembre de 2009	1.492.976

Flujo año 2010
Derechos concedidos (Plan I11)	557.772	-	Gerentes	167	01-07-2008	30-06-2011
Derechos concedidos (Plan I11)	31.171	-	Otros cargos no gerenciales	47	01-07-2008	30-06-2011
Derechos concedidos (Plan I12)	564.339	-	Gerentes	170	01-07-2009	30-06-2012
Derechos concedidos (Plan I12)	43.787	-	Otros cargos no gerenciales	63	01-07-2009	30-06-2012
Derechos concedidos (Plan I13)	310.902	-	Gerentes	166	01-07-2010	30-06-2013
Derechos concedidos (Plan I13)	65.148	-	Otros cargos no gerenciales	68	01-07-2010	30-06-2013
Stock planes en vigor al 31 de Diciembre de 2010	3.066.095

Flujo año 2011
Derechos concedidos (Plan I11)	315.716	-	Gerentes	174	01-07-2008	30-06-2011
Derechos concedidos (Plan I11)	16.868	-	Otros cargos no gerenciales	47	01-07-2008	30-06-2011
Derechos concedidos (Plan I12)	591.686	-	Gerentes	157	01-07-2009	30-06-2012
Derechos concedidos (Plan I12)	79.631	-	Otros cargos no gerenciales	77	01-07-2009	30-06-2012
Derechos concedidos (Plan I13)	650.474	-	Gerentes	166	01-07-2011	30-06-2013
Derechos concedidos (Plan I13)	136.303	-	Otros cargos no gerenciales	68	01-07-2011	30-06-2013
Derechos concedidos (Plan I14)	268.318	-	Gerentes	147	01-07-2012	30-06-2014
Derechos concedidos (Plan I14)	27.185	-	Otros cargos no gerenciales	82	01-07-2012	30-06-2014
Derechos ejercidos (Plan I11)	(1.930.691)	-	Gerentes	174	01-07-2008	30-06-2011
Derechos ejercidos (Plan I11)	(119.082)	-	Otros cargos no gerenciales	47	01-07-2008	30-06-2011
Stock Planes en vigor al 31 de Diciembre de 2011	3.102.503

Flujo año 2012
Derechos concedidos Plan I12	601.101	-	Gerentes	157	01-07-2009	30-06-2012
Derechos concedidos Plan I12	63.254	-	Otros cargos no gerenciales	77	01-07-2009	30-06-2012
Derechos concedidos Plan I13	501.456	-	Gerentes	166	01-07-2010	30-06-2013
Derechos concedidos Plan I13	129.076	-	Otros cargos no gerenciales	114	01-07-2010	30-06-2013
Derechos concedidos Plan I14	508.144	-	Gerentes	147	01-07-2011	30-06-2014
Derechos concedidos Plan I14	46.810	-	Otros cargos no gerenciales	82	01-07-2011	30-06-2014
Derechos ejercidos Plan I12	(2.085.008)	-	Gerentes	157	01-07-2009	30-06-2012
Derechos ejercidos Plan I12	(223.520)	-	Otros cargos no gerenciales	77	01-07-2009	30-06-2012
Stock planes en vigor al 31 de Diciembre de 2012	2.643.816

Plan I13	1.793.359
Plan I14	850.457

Estados Financieros 2012 / Banco Santander Chile 115

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°34

GASTOS DE ADMINISTRACIÓN

Al 31 de Diciembre de 2012 y 2011, la composición del rubro es la siguiente:

	Al 31 de Diciembre de
	2012	2011
	MM$	MM$

Gastos generales de administración
Mantenimiento y reparación de activo fijo	14.290	12.171
Arriendos de oficina	24.113	22.386
Arriendo de equipos	367	198
Primas de seguro	2.420	2.562
Materiales de oficina	5.796	6.354
Gastos de informática y comunicaciones	24.873	22.005
Alumbrado, calefacción y otros servicios	4.086	4.739
Servicio de vigilancia y transporte de valores.	11.929	11.122
Gastos de representación y desplazamiento del personal	5.101	4.548
Gastos judiciales y notariales	8.609	7.203
Honorarios por informes técnicos	3.968	2.870
Honorarios por servicios profesionales	3.428	2.990
Otros gastos generales de administración	4.589	2.920
Servicios subcontratados
Procesamientos de datos	26.581	26.073
Otros	14.781	12.487
Gastos del directorio
Remuneraciones del directorio	1.034	1.002
Otros gastos del directorio	39	309
Gastos Marketing
Publicidad y propaganda	16.899	15.262
Impuestos, contribuciones, aportes
Contribuciones de bienes raíces	1.615	1.742
Patentes	1.961	1.708
Otros impuestos	15	31
Aporte a la SBIF	6.885	6.143

Totales	183.379	166.825

Estados Financieros 2012 / Banco Santander Chile 116

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°35

DEPRECIACIONES, AMORTIZACIONES Y DETERIOROS

a)	Los valores correspondientes a cargos a resultados por concepto de depreciaciones, amortizaciones y deterioros durante los ejercicios 2012 y 2011, se detallan a continuación:

	Al 31 de Diciembre de
	2012	2011
	MM$	MM$

Depreciaciones y amortizaciones
Depreciación del activo fijo	(21.195)	(20.373)
Amortizaciones de intangibles	(35.174)	(33.093)
Total depreciaciones y amortizaciones	(56.369)	(53.466)
Deterioro del activo fijo	(90)	(116)
Totales	(56.459)	(53.582)

Al 31 de Diciembre de 2012, el importe del deterioro de activo fijo asciende a MM$ 90, principalmente por siniestros de cajeros automáticos (MM$ 116 al 31 de Diciembre de 2011).

b)	La conciliación entre los valores libros y los saldos al 31 de Diciembre de 2012 y 2011, es la siguiente:

	Depreciación y amortización
	2012
	Activo fijo	Intangibles	Total
	MM$	MM$	MM$

Saldos al 01 de Enero de 2012	(84.230)	(111.479)	(195.709)
Cargos por depreciación, y amortización del ejercicio	(21.195)	(35.174)	(56.369)
Bajas y ventas del ejercicio	275	-	275
Otros	-	-	-
Saldos al 31 de Diciembre de 2012	(105.150)	(146.653)	(251.803)

	Depreciación y amortización
	2011
	Activo fijo	Intangibles	Total
	MM$	MM$	MM$

Saldos al 01 de Enero de 2011	(64.376)	(78.329)	(142.705)
Cargos por depreciación, y amortización del ejercicio	(20.373)	(33.093)	(53.466)
Bajas y ventas del ejercicio	481	-	481
Otros	38	(57)	(19)
Saldos al 31 de Diciembre de 2011	(84.230)	(111.479)	(195.709)

Estados Financieros 2012 / Banco Santander Chile 117

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°36

OTROS INGRESOS Y GASTOS OPERACIONALES

a)	Otros ingresos operacionales está conformado por los siguientes conceptos:

	Al 31 de Diciembre de
	2012	2011
	MM$	MM$

Ingresos por bienes recibidos en pago
Resultado venta de bienes recibidos en pago	2.654	5.629
Recupero de castigos y resultados bienes recibidos en pago	6.653	8.351
Subtotales	9.307	13.980
Resultados por venta en participación en sociedades
Utilidad en venta en participación en otras sociedades	599	-
Subtotales	599	-
Otros ingresos
Arriendos	142	305
Resultado por venta de activo fijo (1)	9.194	11.863
Recupero provisiones por contingencias	-	-
Indemnizaciones de compañías de seguros por siniestros	262	437
Otros	254	515
Subtotales	9.852	13.120

Totales	19.758	27.100

(1) Al 31 de Diciembre de 2012 y 2011 se vendieron sucursales según el siguiente detalle:

	Número de	Valor libro	Precio de venta	Utilidad
Al 31 de Diciembre de 2012	Bienes	MM$	MM$	MM$
Agosto	2	361	1.045	684
Septiembre	9	4.578	9.485	4.907
Octubre	4	704	1.274	570
Diciembre	2	714	3.117	2.403
Total	17	6.357	14.921	8.564

	Número de	Valor libro	Precio de venta	Utilidad
Al 31 de Diciembre de 2011	Bienes	MM$	MM$	MM$
Marzo	1	48	165	117
Noviembre	6	5.504	13.556	8.052
Diciembre	1	685	3.609	2.924
Total	8	6.237	17.330	11.093

Durante el mes de Julio de 2012, se generó una utilidad en venta de acciones de la sociedad Transbank S.A. por MM$ 599, ver Nota 13.

Estados Financieros 2012 / Banco Santander Chile 118

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°36

OTROS INGRESOS Y GASTOS OPERACIONALES, continuación

b)	Otros gastos operacionales está conformado por los siguientes conceptos:

	Al 31 de Diciembre de
	2012	2011
	MM$	MM$
Provisiones y gastos de bienes recibidos en pago
Castigos de bienes recibidos en pago	9.180	9.878
Provisiones por bienes recibidos en pago	3.902	3.169
Gastos por mantención de bienes recibidos en pago	2.630	2.732
Subtotales	15.712	15.779

Gastos de tarjetas de crédito
Gastos de tarjetas de crédito	974	1.955
Membresías tarjetas de crédito	5.388	4.472
Subtotales	6.362	6.427

Servicios a clientes	8.674	8.965

Otros gastos
Castigos operativos (1)	8.366	9.884
Pólizas de seguros de vida y seguros generales de productos	7.211	6.524
Impuesto adicional por gastos pagados al exterior	3.283	3.516
Provisiones por contingencias	7.964	8.144
Otros	7.533	7.319
Subtotales	34.357	35.387

Totales	65.105	66.558

(1)	Incluye MM$ 1.566 pagados a nuestros clientes como compensación por el retraso en el abono de fondos que se generó el 31 de Octubre de 2012.

Estados Financieros 2012 / Banco Santander Chile 119

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°37

OPERACIONES CON PARTES RELACIONADAS

Se consideran “partes relacionadas” al Banco, adicionalmente a las entidades dependientes y asociadas, el “personal clave” de la Dirección del Banco (miembros del Directorio del Banco y además los Gerentes de Banco Santander Chile y sus afiliadas, junto a sus familiares cercanos), así como las entidades sobre las que el personal clave pueda ejercer influencia significativa o control.

Adicionalmente, el Banco ha considerado como parte relacionada a las diferentes sociedades que forman parte del Grupo Santander a nivel mundial, en el entendido, que todas ellas poseen una matriz común, esto es, Banco Santander S.A. (radicada en España).

El artículo 89 de la Ley sobre Sociedades Anónimas, que se aplica también a los bancos, establece que cualquier operación con una parte relacionada debe efectuarse en condiciones de equidad, similares a las que habitualmente prevalecen en el mercado.

Por otra parte, el artículo 84 de la Ley General de Bancos establece límites para los créditos que pueden otorgarse a partes relacionadas y la prohibición de otorgar créditos a los directores, gerentes o apoderados generales del banco.

A continuación se indican las transacciones realizadas por el Banco con las partes relacionadas a éste, para su mejor comprensión, hemos dividido la información en cuatro categorías:

Sociedades del Grupo Santander

Esta categoría incluye a todas las sociedades pertenecientes al Grupo Santander a nivel mundial, y por tanto, incluye también aquellas sociedades donde el Banco ejerce algún grado de control (entidades dependientes y propósito especial).

Empresas asociadas

Esta categoría se incluyen a aquellas entidades donde el Banco, de acuerdo a lo señalo en la letra b) de la Nota 1 de los presentes Estados Financieros, ejerce algún grado influencia significativa sobre estas y que, en general, corresponden a las denominadas “sociedades de apoyo al giro”.

Personal clave

Esta categoría incluye a los miembros del Directorio del Banco y además los gerentes de Banco Santander Chile y sus afiliadas, junto a sus familiares cercanos.

Otros

En esta categoría se incluyen a aquellas partes relacionadas no incluidas en los grupos anteriormente descritos y que, en general, corresponden a aquellas entidades sobre las que el personal clave pueda ejercer influencia significativa o control.

Las condiciones de las transacciones con las partes vinculadas son equivalentes a las que se dan en transacciones hechas en condiciones de mercado o se han imputado las correspondientes retribuciones en especie.

Estados Financieros 2012 / Banco Santander Chile 120

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°37

OPERACIONES CON PARTES RELACIONADAS, continuación

a)	Créditos con partes relacionadas:

A continuación se muestran los créditos y cuentas por cobrar además de los créditos contingentes, correspondientes a entidades relacionadas:

	Al 31 de Diciembre de
	2012				2011
	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Créditos y cuentas por cobrar
Colocaciones comerciales	46.790	668	2.910	57.723	39.708	663	2.234	62.512
Colocaciones para vivienda	-	-	15.089	-	-	-	15.657	-
Colocaciones de consumo	-	-	1.513	-	-	-	1.808	-
Créditos y cuentas por cobrar	46.790	668	19.512	57.723	39.708	663	19.699	62.512

Provisión sobre colocaciones	(329)	(3)	(39)	(9)	(54)	(1)	(39)	(23)
Colocaciones netas	46.461	665	19.473	57.714	39.654	662	19.660	62.489

Garantías	9	-	17.909	1.349	25.311	-	18.244	1.241

Créditos contingentes
Avales y fianzas	-	-	-	-	-	-	-	-
Cartas de crédito	25.697	-	-	-	187	-	-	-
Boletas de garantía	34.897	-	-	1.443	12.778	-	-	569
Créditos contingentes	60.594	-	-	1.443	12.965	-	-	569

Provisiones sobre créditos contingentes	(15)	-	-	(2)	(63)	-	-	(1)

Colocaciones contingentes netas	60.579	-	-	1.441	12.902	-	-	568

El movimiento de colocaciones con partes relacionadas durante los ejercicios 2012 y 2011, ha sido el siguiente:

	Al 31 de Diciembre de
	2012				2011
	Sociedades	Empresas	Personal		Sociedades	Empresas	Personal
	del Grupo	asociadas	clave	Otros	del Grupo	asociadas	clave	Otros
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Saldo al 01 de Enero de	52.673	663	19.698	63.081	52.237	670	19.817	14.099
Altas de colocaciones	78.586	21	6.132	10.927	40.471	24	5.260	62.528
Bajas de colocaciones	(23.875)	(16)	(6.318)	(14.842)	(40.035)	(31)	(5.379)	(13.546)

Saldos al 31 de Diciembre de	107.384	668	19.512	59.166	52.673	663	19.698	63.081

Estados Financieros 2012 / Banco Santander Chile 121

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°37

OPERACIONES CON PARTES RELACIONADAS, continuación

b)	Activos y pasivos con partes relacionadas

	Al 31 de Diciembre de
	2012				2011
	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Activos
Efectivo y depósito en Bancos	5.357	-	-	-	178.567	-	-	-
Instrumentos para negociación	-	-	-	-	-	-	-	-
Contratos de retrocompra y préstamos de valores	-	-	-	-	-	-	-	-
Contratos de derivados financieros	526.734	-	-	-	506.880	-	-	-
Instrumentos de inversión disponibles para la venta	-	-	-	-	-	-	-	-
Otros activos	4.339	-	-	-	4.617	-	-	-

Pasivos
Depósitos y otras obligaciones a la vista	65.386	2.563	2.286	17.211	5.057	4.009	1.425	16.782
Contratos de retrocompra y préstamos de valores	92.862	-	-	-	137.191	-	-	-
Depósitos y otras captaciones a plazo	97.449	373	2.842	39.193	248.206	368	3.627	41.732
Contratos de derivados financieros	387.903	-	-	-	396.538	-	-	-
Instrumentos de deuda emitidos	67.368	-	-	-	1.683	-	-	-
Otras obligaciones financieras	103.207	-	-	-	58.848	-	-	-
Otros pasivos	1.241	-	-	-	1.339	-	-	-

c)	Resultados reconocidos con partes relacionadas

	Al 31 de Diciembre de
	2012				2011
	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Ingreso (gasto) reconocido
Ingresos y gastos por intereses y reajustes	(11.660)	54	948	(2.819)	(17.892)	54	1.289	(3.683)
Ingresos y gastos por comisiones y servicios	(1.191)	59	114	214	387	38	110	196
Utilidad neta de operaciones financieras y resultados de cambio (*)	241.424	-	(1)	107	38.744	-	5	392
Otros ingresos y gastos de operación	643	-	-	-	519	-	-	-
Remuneraciones y gastos del personal clave	-	-	(30.999)	-	-	-	(32.773)	-
Gastos de administración y otros	(23.121)	(20.461)	-	-	(13.303)	(25.509)	-	-

Totales	206.095	(20.348)	(29.938)	(2.498)	8.455	(25.417)	(31.369)	(3.095)

(*)	Corresponde a contratos de derivados se utilizan para cubrir financieramente el riesgo cambiario de los activos y pasivos que cubren posiciones del Banco y sus afiliadas.

Estados Financieros 2012 / Banco Santander Chile 122

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°37

OPERACIONES CON PARTES RELACIONADAS, continuación

d)	Pagos al Directorio y personal clave de la gerencia

Las remuneraciones recibidas por el personal clave de la dirección, dentro de los cuales se considera el Directorio y todos los ejecutivos con cargo de Gerente, que se presentan en el rubro “Remuneraciones y gastos de personal” y/o “Gastos de administración” del Estado Consolidado de Resultados, corresponden a las siguientes categorías:

	Al 31 de Diciembre de
	2012	2011
	MM$	MM$

Remuneraciones del personal	16.880	16.155
Remuneraciones y gastos del Directorio	1.034	1.002
Bonos o gratificaciones	10.255	10.292
Compensaciones en acciones	1.508	1.765
Gastos de capacitación	138	108
Indemnizaciones por años de servicios	12	1.580
Fondos de salud	289	272
Otros gastos de personal	431	392
Plan de pensiones	452	1.207
Totales	30.999	32.773

e)	Conformación del personal clave

Al 31 de Diciembre de 2012 y 2011, la conformación del personal clave del Banco se encuentra conformada de la siguiente forma.

	N° de ejecutivos
Cargos	2012	2011
Directores	13	13
Gerentes de división	19	18
Gerentes de área	85	88
Gerentes	63	62
Totales personal clave	180	181

Estados Financieros 2012 / Banco Santander Chile 123

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°37

OPERACIONES CON PARTES RELACIONADAS, continuación

f)	Beneficio basado en instrumentos de capital

El siguiente cuadro muestra el movimiento de los beneficios basados en instrumentos de capital que han sido al personal clave del Banco y sus afiliadas. El detalle de cada uno de estos planes de beneficios es descrito en la letra b) de la Nota 33.

	Número de acciones	Precio de ejercicio €	Grupo de empleados	Número de personas	Fecha de inicio del derecho	Fecha de finalización del derecho

Derechos concedidos (Plan I11)	1.057.204	-	Gerentes	161	01-07-2008	30-06-2011
Derechos concedidos (Plan I12)	327.882	-	Gerentes	157	01-07-2009	30-06-2012
Stock Planes en vigor al 31 de Diciembre de 2009	1.385.086

Flujo año 2010
Derechos concedidos (Plan I11)	557.772	-	Gerentes	167	01-07-2008	30-06-2011
Derechos concedidos (Plan I12)	564.339	-	Gerentes	170	01-07-2009	30-06-2012
Derechos concedidos (Plan I13)	310.902	-	Gerentes	166	01-07-2010	30-06-2013
Planes en vigor al 31 de Diciembre de 2010	2.818.099

Flujo año 2011
Derechos concedidos (Plan I11)	315.716	-	Gerentes	174	01-07-2008	30-06-2011
Derechos concedidos (Plan I12)	591.686	-	Gerentes	157	01-07-2009	30-06-2012
Derechos concedidos (Plan I13)	650.474	-	Gerentes	166	01-07-2010	30-06-2013
Derechos concedidos (Plan I14)	268.318	-	Gerentes	147	01-07-2011	30-06-2014
Derechos ejercidos (Plan I11)	(1.930.692)	-	Gerentes	174	01-07-2008	30-06-2011
Planes en vigor al 31 de Diciembre de 2011	2.713.601

Flujo año 2012
Derechos concedidos (Plan I12)	601.101	-	Gerentes	157	01-07-2009	30-06-2012
Derechos concedidos (Plan I13)	501.456	-	Gerentes	166	01-07-2010	30-06-2013
Derechos concedidos (Plan I14)	508.144	-	Gerentes	147	01-07-2011	30-06-2014
Derechos ejercidos (Plan I12)	(2.085.008)	-	Gerentes	157	01-07-2009	30-06-2012
Planes en vigor al 31 de Diciembre de 2012	2.239.294

Plan I13	1.462.832
Plan I14	776.462

Estados Financieros 2012 / Banco Santander Chile 124

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°38

PLANES DE PENSIONES

En este sentido, el Banco complementará los aportes voluntarios que realicen los beneficiarios para su pensión futura, mediante una contribución equivalente. Los directivos tendrán un derecho a recibir este beneficio, sólo cuando cumplan con las siguientes condiciones copulativas:

i.	Orientado a los Directivos del Grupo.
ii.	El requisito general para optar a este beneficio, es estar en ejercicio de su cargo al momento de cumplir los 60 años.
iii.	El Grupo Santander tomará un seguro (fondo de ahorro) a su nombre, por el cual deberá realizar periódicamente el pago de la respectiva prima (aporte).
iv.	El Grupo Santander será el responsable de otorgar los beneficios en forma directa.

En caso de término de la relación laboral entre el directivo y la respectiva empresa, antes de que éste reúna las condiciones anteriormente descritas, no se devengará a su favor ningún derecho que pueda derivarse de este plan de beneficios.

Excepcionalmente, en caso de fallecimiento o de invalidez total o parcial del directivo, él o sus herederos, según corresponda, tendrán derecho a recibir este beneficio.

El Banco efectuará los aportes de este plan de beneficios en base a pólizas de seguro colectivo mixto, cuyo beneficiario es el Banco. La compañía de seguros de vida con quien se encuentran contratadas dichas pólizas, no tiene el carácter de entidad vinculada o relacionada con el Banco o con alguna otra sociedad del Grupo Santander.

Los derechos que posee el Banco por el plan al cierre del ejercicio 2012 ascienden a MM$ 5.584 (MM$ 5.508 en 2011).

El importe de los compromisos de beneficio definido ha sido cuantificado por el Banco, en base de los siguientes criterios:

1.	Método de cálculo:

Uso del método de la unidad de crédito proyectado que contempla cada año de servicio como generador de una unidad adicional de derecho a las prestaciones y valora cada unidad en forma separada. Se calcula en función al aporte de los fondos que considera como parámetro principal, factores asociados al tope previsional anual legal, los años de servicio, edad y renta anual de cada unidad valorada en forma individual.

2.	Hipótesis actuariales utilizadas:

Supuestos actuariales respecto de las variables demográficas y financieras, son insesgadas y mutuamente compatibles entre sí. Las hipótesis actuariales más significativas consideradas en los cálculos fueron:

Los activos, relacionados con el fondo de ahorro aportado por el Banco en la Compañía de Seguros Euroamérica, por planes de prestaciones definidas se presentan neto de los compromisos asociados. El saldo de este concepto al cierre del ejercicio es el siguiente:

Cuadros informados al 31 de Diciembre de 2012 y 2011:

	Planes post–empleo	Planes post–empleo
	2012	2011

Tabla de mortalidad	RV-2004	RV-2004
Tasa de desvinculación	5,0%	5,0%
Tabla de invalidez	PDT 1985	PDT 1985

Estados Financieros 2012 / Banco Santander Chile 125

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°38

PLANES DE PENSIONES, continuación

El movimiento del ejercicio por beneficios post empleo es el siguiente:

	Al 31 de Diciembre de
	2012	2011
	MM$	MM$
Activos por beneficios post empleo de prestaciones definidas	5.584	5.508
Compromisos por planes de prestaciones definidas
Con el personal activo	(2.612)	(2.160)
Causadas por el personal pasivo	-	-
Menos:
(Ganancias) pérdidas actuariales no reconocidas	-	-
Saldos al cierre del ejercicio	2.972	3.348

El flujo del ejercicio por beneficios post empleo es el siguiente:

	Al 31 de Diciembre de
	2012	2011
	MM$	MM$

a) Valor razonable de los activos del plan
Saldo al inicio del ejercicio	5.508	5.170
Rendimiento esperado de los contratos de seguros	326	403
Aportaciones a cargo del empleador	(250)	(65)
(Ganancias) pérdidas actuariales	-	-
Primas pagadas	-	-
Prestaciones pagadas	-	-
Valor razonable de los activos del plan al cierre del ejercicio	5.584	5.508
b) Valor actual de las obligaciones
Valor actual de las obligaciones al inicio del periodo	(2.160)	(953)
Incorporación neta de sociedades al Grupo	-	-
Costo de servicios del periodo corriente	(452)	(1.207)
Costo por intereses	-	-
Efecto reducción /liquidación	-	-
Prestaciones pagadas	-	-
Costo servicios pasados	-	-
(Ganancias) pérdidas actuariales	-	-
Otros movimientos	-	-
Valor actual de las obligaciones al cierre del ejercicio	(2.612)	(2.160)
Saldo neto al cierre del ejercicio	2.972	3.348

Estados Financieros 2012 / Banco Santander Chile 126

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°38

PLANES DE PENSIONES, continuación

Rendimiento esperado del Plan:

	Al 31 de Diciembre de
	2012	2011

Tipo de rendimiento esperado de los activos del plan	UF + 2,50% anual	UF + 2,50% anual
Tipo de rendimiento esperado de los derechos de reembolso	UF + 2,50% anual	UF + 2,50% anual

Costos asociados al Plan:

	Al 31 de Diciembre de
	2012	2011
	MM$	MM$

Costos del servicio del período corriente	452	1.207
Costo por intereses	-	-
Rendimiento esperado de los activos del plan	(326)	(403)
Rendimiento esperado de los contratos de seguros vinculados a Plan:	-	-
Dotaciones extraordinarias	-	-
(Ganancias)/pérdidas actuariales reconocidas en el ejercicio	-	-
Costo de servicios pasados	-	-
Otros	-	-
Totales	126	804

Estados Financieros 2012 / Banco Santander Chile 127

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°39

VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS

El valor razonable se define como la cantidad a la que un instrumento financiero (activo o pasivo) podría ser entregado o liquidado, respectivamente, en esa fecha entre dos partes, independientes y expertas en la materia, que actuasen libre y prudentemente, o sea no en una venta forzada o liquidación. La referencia más objetiva y habitual del valor razonable de un activo o pasivo es el precio cotizado que se pagaría por él en un mercado organizado y transparente (“valor razonable estimado”).

Para aquellos instrumentos financieros sin los precios de mercado disponibles, los valores razonables se han estimado utilizando transacciones recientes de instrumentos análogos y, en su defecto, los valores actuales u otras técnicas de valuación basadas en modelos matemáticos de valoración suficientemente contrastados por la comunidad financiera internacional. En la utilización de estos modelos, se tienen en consideración las peculiaridades específicas del activo o pasivo a valorar y, muy especialmente, los distintos tipos de riesgos que el activo o pasivo lleva asociados.

Estas técnicas son inherentemente subjetivas y se ven significativamente afectadas por los supuestos utilizados, incluyendo la tasa de descuentos, las estimaciones de flujos de efectivo futuros y las hipótesis de prepago. En ese sentido, pueden dar lugar a que el valor razonable así estimado de un activo o pasivo no coincida exactamente con el precio al que el activo o pasivo podría ser entregado o liquidado en la fecha de su valoración y no puedan ser justificadas en comparación con mercados independientes.

Determinación del valor razonable de los instrumentos financieros

A continuación se presenta una comparación entre el valor por el que figuran registrados los activos y pasivos financieros del Banco y su correspondiente valor razonable al 31 de Diciembre de 2012 y 2011:

	Al 31 de Diciembre de
	2012		2011
	Monto registrado	Valor razonable	Monto registrado	Valor razonable
	MM$	MM$	MM$	MM$

Activos
Efectivo y depósitos en bancos	1.250.414	1.250.414	2.793.701	2.793.701
Operaciones con liquidación en curso	520.267	520.267	276.454	276.454
Instrumentos para negociación	338.287	338.287	409.763	409.763
Contrato de retrocompra y préstamos de valores	6.993	6.993	12.928	12.928
Contratos de derivados financieros	1.293.212	1.293.212	1.601.896	1.601.896
Créditos y cuentas por cobrar a clientes y adeudado por bancos (neto)	18.416.484	20.682.784	16.910.948	18.261.301
Instrumentos de inversión disponibles para la venta	1.826.158	1.826.158	1.661.311	1.661.311

Pasivos
Depósitos y obligaciones con bancos	15.520.235	15.495.714	15.255.021	14.631.032
Operaciones con liquidación en curso	284.953	284.953	89.486	89.486
Contratos de retrocompra y préstamos de valores	304.117	304.117	544.381	544.381
Contratos de derivados financieros	1.146.161	1.146.161	1.292.402	1.292.402
Instrumentos de deuda emitidos y otras obligaciones financieras	4.763.900	5.300.998	4.799.838	5.238.471

Adicionalmente, las estimaciones del valor razonable presentadas anteriormente, no intentan estimar el valor de las ganancias del Banco generadas por su negocio, ni futuras actividades, y por lo tanto no representan el valor del Banco como empresa en marcha. A continuación, se detallan los métodos utilizados para la estimación del valor razonable de los instrumentos financieros.

a)	Efectivo y depósitos en bancos

El valor registrado de efectivo y adeudado por bancos se aproxima a su valor razonable estimado dado por su naturaleza de corto plazo.

Estados Financieros 2012 / Banco Santander Chile 128

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°39

VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS, continuación

b)	Operaciones con liquidación en curso, instrumentos para negociación, instrumentos de inversión disponibles para la venta, contratos de retrocompra y préstamos de valores

El valor razonable estimado de estos instrumentos financieros se determinó utilizando valores de mercado o cotizaciones de un dealer disponible, o los precios cotizados en el mercado de instrumentos financieros con características similares. Las inversiones con vencimiento en menos de un año se valúan a su valor registrado, porque son, debido a su corto plazo de madurez, consideradas que tienen un valor razonable que no es significativamente diferente de su valor registrado. Para las estimaciones del valor razonable de las inversiones de deuda o valores representativos de deuda incluidos en estos rubros, éstas toman en cuenta variables e insumos adicionales, a la medida que apliquen, incluyendo estimación de tasas de prepago, y riesgo de crédito de los emisores.

c)	Créditos y cuentas por cobrar a clientes y adeudado por bancos

El valor razonable de los préstamos comerciales, préstamos hipotecarios, tarjetas de crédito y préstamos de consumo es medido utilizando el análisis de descuento de flujos de caja. Para esto se utilizan tasas de interés vigentes en el mercado en consideración al producto, plazo, monto y similar calidad crediticia. El valor razonable de los préstamos que tienen una mora igual o superior a 90 días es medido utilizando el valor de mercado de la garantía asociada, descontada a la tasa y plazo esperado de realización. Para los préstamos de tasa variable cuyas tasas de interés cambian frecuentemente (mensualmente o trimestralmente) y que no están sujetas a ningún cambio significativo de riesgo de crédito, el valor razonable estimado se basa en su valor libro.

d)	Depósitos

El valor razonable revelado de depósitos que no devengan intereses y cuentas de ahorro es la cantidad a pagar en la fecha de reporte y, en consecuencia, es igual a la suma registrada. El valor razonable de los depósitos a plazo se calcula utilizando un cálculo de flujo de caja descontado, que aplica tasas de interés corrientes ofrecidas actualmente a un calendario de vencimientos mensuales previstos en el mercado.

e)	Instrumentos de deuda emitidos a corto y largo plazo

El valor razonable de estos instrumentos financieros se calcula utilizando el análisis de descuento del flujo de caja basado en las tasas obtenidas en el mercado, utilizando estas para cada uno de los plazos existentes en la cartera.

f)	Contratos de derivados financieros

El valor razonable estimado de los contratos de forwards de divisas se calculó utilizando los precios cotizados en el mercado de instrumentos financieros de características similares.

El valor razonable de los swaps de tipos de interés representa el importe estimado que el Banco espera recibir o pagar para rescindir los contratos o acuerdos, teniendo en cuenta las estructuras de plazos de la curva de tipo de interés, volatilidad del subyacente y el riesgo de crédito de las contrapartes.

Si no existen precios cotizados en el mercado (directos o indirectos) para algún instrumento derivado, las respectivas estimaciones de valor razonable se han calculado utilizando modelos y técnicas de valuación tales como Black-Scholes, Hull y simulaciones de Monte Carlo y considerando las entradas/insumos relevantes tales como volatilidad de opciones, correlaciones observables entre subyacentes, riesgo de crédito de las contrapartes, la volatilidad implícita del precio, velocidad con que la volatilidad revierte a su valor medio, relación lineal (correlación) entre el valor de una variable de mercado y su volatilidad, entre otras.

Medida del valor razonable y jerarquía

La NIC 39 establece una jerarquía de valor razonable, que segrega los insumos y/o supuestos de técnicas de valoración utilizados para medir el valor razonable de instrumentos financieros. La jerarquía brinda la máxima prioridad a precios cotizados no ajustados en mercados activos, para activos o pasivos idénticos (nivel 1) y la más baja prioridad a las medidas que implican importantes entradas o insumos no observables (nivel 3 mediciones). Los tres niveles de la jerarquía de valor razonable son los siguientes:

Estados Financieros 2012 / Banco Santander Chile 129

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°39

VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS, continuación

• Nivel 1:	entradas/insumos con precios cotizados (no ajustados) en mercados activos para activos y pasivos idénticos para los cuales el Banco tiene la capacidad de acceder a la fecha de medición.
• Nivel 2:	entradas/insumos distintas a los precios cotizados incluidos en el Nivel 1 que son observables para activos o pasivos, directa o indirectamente.
• Nivel 3:	entradas/insumos no observables para el activo o pasivo.

El nivel en la jerarquía en el que una medición se clasifica, se basa en el nivel más bajo de la entrada/insumo que es significativo para la medición como tal del valor razonable en su totalidad.

La mejor evidencia del valor razonable de un instrumento financiero en el momento inicial es el precio de la transacción observado en el mercado (Nivel 1).

En los casos donde no puedan observarse cotizaciones, la dirección realiza su mejor estimación del precio que el mercado fijaría utilizando para ello sus propios modelos internos que utilizan en la mayoría de los casos datos basados en parámetros observables de mercado como inputs significativos (Nivel 2) y, en limitadas ocasiones, utilizan inputs significativos no observables en datos de mercado (Nivel 3). Para realizar esta estimación, se utilizan diversas técnicas, incluyendo la extrapolación de datos observables del mercado.

Los instrumentos financieros a valor razonable y determinados por cotizaciones publicadas en mercados activos (Nivel 1) comprenden:

- Bonos del Gobierno y Tesorería de Chile.

En el caso que los instrumentos no sean observables en mercado en un 100%, sin embargo, el precio es función de otros precios que si son observables en mercado (Nivel 2) comprenden:

1)	Letras hipotecarias, bonos privados

El modelo de valorización es el valor presente de los flujos. Las tasas (TIR) las provee Riskamerica, según el siguiente criterio:

Si en el día de la valorización existen unas o más transacciones válidas en la Bolsa de Comercio de Santiago para un determinado nemotécnico, la tasa informada es el promedio ponderado por monto de las tasas observadas.

En el caso de no existir transacciones válidas para un determinado nemotécnico el día de la valorización, la tasa informada es una “TIR base”, a partir de una estructura de referencia, más un “Spread Modelo” basado en la información de spreads históricos del mismo papel o de papeles similares.

2)	Depósitos a plazo

El modelo de valorización es el valor presente de los flujos. Las tasas (TIR) las provee Riskamerica, según el siguiente criterio:

Si en el día de la valorización existen una o más transacciones válidas en la Bolsa de Comercio de Santiago para un determinado nemotécnico, la tasa informada es el promedio ponderado por monto de las tasas observadas.

En el caso de no existir transacciones válidas para un determinado nemotécnico el día de la valorización, la tasa informada es una “TIR base”, a partir de una estructura de referencia, más un “Spread Modelo” basado en las “Curvas Emisores”.

3)	Swaps Cámara Promedio (CMS), Forward (Fwd) de FX e Inflación, Cross Currency Swaps (CCS), Interest Rate Swap (IRS)

El modelo de valorización es el valor presente de los flujos. Las tasas (TIR) las provee ICAP, GFI, Tradition y Bloomberg según el siguiente criterio:

Con los precios de mercado publicados se construye la curva de valorización mediante el método de bootstrapping y luego se utiliza esta curva para valorizar los distintos derivados.

Estados Financieros 2012 / Banco Santander Chile 130

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°39

VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS, continuación

4)	Opciones FX.

El modelo de valorización es la fórmula de Black-Scholes , ajustada por smile de volatilidad (volatilidad implícita). Los precios (volatilidad) los provee BGC Partners según el siguiente criterio:

Con los precios de mercado publicados se construye la superficie de volatilidad mediante interpolación y luego se utilizan estas volatilidades para valorizar las opciones.

En el caso de instrumentos que no son observables en el mercado en un 100%, el precio se determina en función de otros precios que si son observables en el mercado (nivel 2).

Los siguientes instrumentos financieros son clasificados en el nivel 2:

Tipo de instrumento financiero	Modelo utilizado en valoración	Descripción
• Letras hipotecarias, bonos privados	Valor presente de los flujos.

Las tasas (TIR) las provee Riskamerica según el siguiente criterio:

Si en el día de valorización existen una o más transacciones validas en la Bolsa de Comercio de Santiago para un determinado nemotécnico, la tasa informada es el promedio ponderado por monto de tasas observadas.

En el caso de no existir transacciones válidas para un determinado nemotécnico el día de la valorización, la tasa informada es una “TIR base”, a partir de una estructura de referencia, más un “Spread Modelo” basado en la información de spreads históricos del mismo papel o de papeles similares.

• Depósitos a Plazo	Valor presente de los flujos.

Las tasas (TIR) las provee Riskamerica según el siguiente criterio:

Si en el día de valorización existen una o más transacciones validas en la Bolsa de Comercio de Santiago para un determinado nemotécnico, la tasa informada es el promedio ponderado por monto de tasas observadas.

En el caso de no existir transacciones válidas para un determinado nemotécnico el día de la valorización, la tasa informada es una “TIR base”, a partir de una estructura de referencia, más un “Spread Modelo” basado las “curvas Emisoras”.

• Swap Cámara Promedio (CMS), Forward de FX e inflación, Cross Currency Swap (CCS), Interest Rate Swap (IRS)	Valor presente de los flujos.

Las tasas (TIR) las provee ICAP, GFI, Tradition y Bloomberg según el siguiente criterio:

Con los precios de mercado publicados se construye la curva de valorización mediante el método de bootstrapping y luego se utiliza esta curva para valorizar los distintos derivados.

• Opciones FX	Black-Scholes

Fórmula ajustada por smile de volatilidad (volatilidad implícita). Los precios (volatilidades) los provee BGC Partners según el siguiente criterio:

Con los precios de mercado publicados se construye la superficie de volatilidad mediante interpolación y luego se utilizan estas volatilidades para valorizar las opciones.

Estados Financieros 2012 / Banco Santander Chile 131

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°39

VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS, continuación

En limitadas ocasiones, se utilizan inputs no observables en datos de mercado (Nivel 3). Para realizar esta estimación, se utilizan diversas técnicas, incluyendo la extrapolación de datos observables del mercado o un mix con datos que si son observables :

Los siguientes instrumentos financieros son clasificados a nivel 3:

Tipo de instrumento financiero	Modelo utilizado en valoración	Descripción
• Caps/Floors/Swaptions	Modelo Black Normal para Cap/Floors y Swaptions	No hay input observable de volatilidad implícita.
• Opciones UF	Black – Scholes	No hay input observable de volatilidad implícita.
• CCS con Ventana	Hull-White	Modelo Hibrido HW para tasas y moción browniana para FX. No hay input observable de volatilidad implícita.
• CCS (contratos especiales)	FRA Implícito	Start Fwd no soportadas por Murex (plataforma) debido a la estimación UF fwd.
• CCS, IRS, CMS en TAB	Varios	Valorización obtenida usando curva de interés interpolando a vencimiento de flujos, no obstante TAB no es una variable directamente observable ni correlacionada a ningún insumo de mercado.
• Certificados (en nuestro caso bonos de baja liquidez)	Valor presente de flujos	Valorización utilizando precios de instrumentos de similares características más una tasa de castigo por liquidez.

La siguiente tabla presenta los activos y pasivos que son medidos a valor razonable en una base recurrente, al 31 de Diciembre de 2012 y 2011:

	Medidas de valor razonable
31 de Diciembre de	2012	Nivel 1	Nivel 2	Nivel 3
	MM$	MM$	MM$	MM$

Activos
Instrumentos para negociación	338.287	334.756	3.531	-
Instrumentos disponibles para la venta	1.826.158	1.020.904	803.895	1.359
Derivados	1.293.212	-	1.231.422	61.790
Totales	3.457.657	1.355.660	2.038.848	63.149

Pasivos
Derivados	1.146.161	-	1.145.055	1.106
Totales	1.146.161	-	1.145.055	1.106

	Medidas de valor razonable
31 de Diciembre de	2011	Nivel 1	Nivel 2	Nivel 3
	MM$	MM$	MM$	MM$

Activos
Instrumentos para negociación	409.763	409.763	-	-
Instrumentos disponibles para la venta	1.661.311	1.305.876	353.466	1.969
Derivados	1.601.896	-	1.520.382	81.514
Totales	3.672.970	1.715.639	1.873.848	83.483

Pasivos
Derivados	1.292.402	-	1.291.033	1.369
Totales	1.292.402	-	1.291.033	1.369

Estados Financieros 2012 / Banco Santander Chile 132

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°39

VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS, continuación

La siguiente tabla presenta la actividad del Banco para activos y pasivos medidos a valor justo en base recurrente usando entradas significativas sin observar (nivel 3) al 31 de Diciembre de 2012 y 2011:

	Activos	Pasivos
	MM$	MM$

Al 01 de Enero de 2012	83.483	(1.369)

Ganancias (pérdidas) totales realizadas y no realizadas:
Incluidas en ganancias	(19.724)	263
Incluidas en resultados integrales	(610)	-
Compras, emisiones y colocaciones (netas)	-	-
Al 31 de Diciembre de 2012	63.149	(1.106)

Ganancias o pérdidas totales incluidas en resultado del 2012 atribuibles al cambio en ganancias (pérdidas) no realizadas relativas a activos o pasivos al 31 de Diciembre de 2012	(20.334)	263

	Activos	Pasivos
	MM$	MM$

Al 01 de Enero de 2011	104.308	(5.422)

Ganancias (pérdidas) totales realizadas y no realizadas:
Incluidas en ganancias	(22.525)	4.053
Incluidas en resultados integrales	1.700	-
Compras, emisiones y colocaciones (netas)	-	-
Al 31 de Diciembre de 2011	83.483	(1.369)

Ganancias o pérdidas totales incluidas en resultado del 2011 atribuibles al cambio en ganancias (pérdidas) no realizadas relativas a activos o pasivos al 31 de Diciembre de 2011	(20.825)	4.053

Las ganancias (pérdidas) realizadas y no realizadas incluidas en resultado para el año 2012 y 2011 de los activos y pasivos valorados a valor razonable sobre una base recurrente mediante significativas entradas no observables (Nivel 3), se registran en el Estado de Resultados dentro del rubro “Utilidad neta de operaciones financieras”.

El efecto potencial al 31 de Diciembre de 2012 y 2011 sobre la valoración de los activos y pasivos valorados a valor razonable sobre una base recurrente mediante significativas entradas no observables (Nivel 3) que se derivaría de un cambio en las principales hipótesis en el caso de utilizar otras hipótesis razonablemente posibles menos favorables o más favorables que las empleadas, no es considerado significativo para el Banco.

Estados Financieros 2012 / Banco Santander Chile 133

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°40

ADMINISTRACIÓN DE RIESGOS

Introducción y descripción general

El Banco, mediante su actividad con instrumentos financieros, está expuesto a varios tipos de riesgos. Los principales riesgos relacionados con los instrumentos financieros aplicables al Banco son los siguientes:

-	Riesgos de mercado: surgen por mantener instrumentos financieros cuyo valor puede verse afectado por variaciones en las condiciones de mercado; incluye generalmente los siguientes tipos de riesgo:
a.	Riesgo cambiario: surge como consecuencia de variaciones en el tipo de cambio entre monedas.
b.	Riesgo de valor razonable por tipo de interés: surge como consecuencia de variaciones en los tipos de interés de mercado.
c.	Riesgo de precio: surge como consecuencia de cambios en los precios de mercado, bien por factores específicos del propio instrumento, o bien por factores que afecten a todos los instrumentos negociados en el mercado.
d.	Riesgo de inflación: surge como consecuencia de cambios en los índices inflacionarios en Chile, cuyo efecto aplicaría principalmente a instrumentos financieros denominados en UF.

-	Riesgo de crédito: es el riesgo de que una de las partes del contrato del instrumento financiero deje de cumplir con sus obligaciones contractuales por motivos de insolvencia o incapacidad de las personas naturales o jurídicas y produzca en la otra parte una pérdida financiera.

-	Riesgo de liquidez: se denomina riesgo de liquidez a la posibilidad de que una entidad no pueda atender a sus compromisos de pago o, que para atenderlos, tenga que recurrir a la obtención de fondos en condiciones gravosas o que pudieran deteriorar la imagen y reputación de la entidad.

-	Riesgo operacional: se denomina riesgo que por errores humanos, en los sistemas, fraudes o eventos externos, que pudieran ocasionar al Banco pérdidas de reputación, tener implicancias legales o regulatorias o pérdidas financieras.

Esta nota incluye información de la exposición del Banco a estos riegos, y sus objetivos, políticas y procesos envueltos en la medición y manejo de ellos.

Estructura de manejo de riesgos

El Directorio es responsable por el establecimiento y seguimiento de la estructura de manejo de riesgos del Banco y con este propósito cuenta con un sistema de gobierno corporativo en línea con las recomendaciones y tendencias internacionales, adaptado a la realidad regulatoria chilena y adecuado a las prácticas más avanzadas de los mercados en que desarrolla su actividad. Para mejor ejercicio de esta función, el Directorio ha establecido el Comité de Activos y Pasivos (“ALCO”) el cuál tiene como misión principal asistirle en el desarrollo de sus funciones relacionadas con el control y manejo de riesgos del Banco. Complementando al ALCO en el manejo de riesgos, el Directorio cuenta también con 3 comités claves: Comité de Mercados (“CDM”), Comité Ejecutivo de Crédito (“CEC”) y el Comité de Directores y Auditoría (“CDA”). Cada uno de los comités está compuesto por directores y miembros ejecutivos de la Administración del Banco.

El ALCO es responsable de desarrollar políticas de manejo de riesgos del Banco conforme a las directrices del Directorio, del Departamento Global de Riesgo de Santander España y los requerimientos regulatorios dictados por la Superintendencia de Banco e Instituciones Financieras de Chile (“SBIF”). Dichas políticas han sido creadas principalmente para identificar y analizar el riesgo que enfrenta el Banco, establecer los límites de riesgo y controles apropiados, y vigilar los riesgos y el cumplimiento de los límites. Las políticas de manejo de riesgos y los sistemas del Banco se revisan regularmente para reflejar los cambios en las condiciones de mercado, y los productos o servicios ofrecidos. El Banco, a través de la formación y gestión de normas y procedimientos, pretende desarrollar un entorno de control disciplinado y constructivo, en el que todos sus empleados comprenden sus funciones y obligaciones.

Para cumplir con sus funciones, el ALCO trabaja directamente con los departamentos de control y riesgo del Banco cuyos objetivos conjuntos incluyen:

-	evaluar aquellos riesgos que por su tamaño pudieran comprometer la solvencia del Banco, o que presenten potencialmente riesgos operacionales o de reputación significativos;
-	asegurar que el Banco se dota de los medios, sistemas, estructuras y recursos acordes con las mejores prácticas que permitan implantar la estrategia en la gestión de riesgos;
-	asegurar la integración, control y gestión de todos los riesgos del Banco;
-	ejecutar la aplicación en todo el Banco y sus negocios de principios, políticas y métricas de riesgo homogéneas;
-	desarrollar e implantar un modelo de gestión de riesgos en el Banco, de manera que la exposición de riesgo se integre adecuadamente en los diferentes procesos de toma de decisiones;

Estados Financieros 2012 / Banco Santander Chile 134

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ADMINISTRACIÓN DE RIESGOS, continuación

-	identificar concentraciones de riesgo y alternativas de mitigación, realizar un seguimiento del entorno macroeconómico y competitivo, cuantificando sensibilidades y el previsible impacto de diferentes escenarios sobre el posicionamiento de riesgos; y
-	realizar la gestión de los riesgos estructurales de liquidez, tipos de interés y tipos de cambio, así como de la base de recursos propios del Banco.

Para cumplir con los objetivos anteriormente mencionados, el Banco (Administración y ALCO) realiza varias actividades relacionadas a la gestión de riesgo, las cuales incluyen: calcular las exposiciones al riesgo de las diferentes carteras y/o inversiones, considerando factores mitigadores (garantías, netting, colaterales, etc.); calcular las probabilidades de pérdida esperada de cada cartera y/o inversiones; asignar los factores de pérdida a las nuevas operaciones (rating y scoring); medir los valores en riesgos de las carteras y/o inversiones en función de distintos escenarios mediante simulaciones históricas; establecer límites a las potenciales pérdidas en función de los distintos riesgos incurridos; determinar los impactos posibles de los riesgos estructurales en los Estados Consolidados de Resultados del Banco; fijar los límites y alertas que garanticen la liquidez del Banco; e identificar y cuantificar los riesgos operacionales por líneas de negocios y así facilitar su mitigación mediante acciones correctoras.

El CDA es principalmente responsable de vigilar el cumplimiento de las políticas y procedimientos de gestión de riesgo del Banco, y de revisar la adecuación del marco de gestión de riesgos en relación con los riesgos que enfrenta el Banco.

Riesgo de crédito

El riesgo de crédito es el riesgo de que una de las partes del contrato del instrumento financiero deje de cumplir con sus obligaciones contractuales por motivos de insolvencia o incapacidad de las personas naturales o jurídicas y produzca en la otra parte una pérdida financiera. Para propósitos de la gestión del riesgo de crédito, el Banco consolida todos los elementos y componentes de la exposición al riesgo crediticio (ej. riesgo de mora individual por acreedor, riesgo innato de una línea de negocio o sector, y/o riesgo geográfico).

Mitigación del riesgo de crédito de créditos y/o cuentas por cobrar

El Directorio ha delegado la responsabilidad del manejo del riesgo de crédito al ALCO y al CEC y los departamentos de riesgos del Banco cuyos roles se resumen como sigue:

-	Formulación de políticas de crédito, en consulta con las unidades de negocio, cubriendo los requisitos de garantía, evaluación crediticia, calificación de riesgos y presentación de informes, documentos y procedimientos legales en cumplimiento con los requisitos reglamentarios, legales e internos del Banco.

-	Establecer la estructura de la autorización para la aprobación y renovación de solicitudes de crédito. El Banco estructura niveles de riesgo de crédito colocando límites a la concentración de ese riesgo en términos de deudores individuales, grupos de deudores, segmento de industrias y países. Los límites de autorización se asignan a los respectivos oficiales de la unidad de negocio (comerciales, consumo, PYMEs) para ser monitoreados de forma permanente por la Administración. Además, estos límites son revisados periódicamente. Los equipos de evaluación de riesgo a nivel de sucursal interactúan regularmente con clientes, no obstante para grandes operaciones, los equipos de riesgo de la matriz e inclusive el CEC, trabajan directamente con los clientes en la evaluación de los riesgos de crédito y la preparación de solicitudes de crédito. Inclusive, Banco Santander España participa en el proceso de aprobación de los créditos más significativos, por ejemplo a clientes o grupos económicos con importes de deuda mayores de US$40 millones.

-	Limitar concentraciones de exposición a clientes, contrapartes, en áreas geográficas, industrias (para cuentas por cobrar o créditos), y por emisor, calificación crediticia, liquidez y (para inversiones).

-	Desarrollar y mantener la clasificación de riesgo del Banco con el fin de clasificar los riesgos según el grado de exposición a pérdida financiera que enfrentan los respectivos instrumentos financieros y con el propósito de enfocar el manejo o gestión del riesgo específicamente a los riesgos asociados.

-	Revisar y evaluar el riesgo de crédito. Las divisiones de riesgo de la Administración son en gran medida independientes de la división comercial del banco y evalúan todos los riesgos de crédito en exceso de los límites designados, previo a las aprobaciones de créditos a clientes o previo a la adquisición de inversiones especificas. Las renovaciones y revisiones de créditos están sujetas a procesos similares.

Estados Financieros 2012 / Banco Santander Chile 135

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°40

ADMINISTRACIÓN DE RIESGOS, continuación

En la preparación de una solicitud de crédito para un cliente corporativo, el Banco verifica varios parámetros como la capacidad de servicio de la deuda (incluyendo, por lo general, los flujos de efectivo proyectados), la historia financiera del cliente y/o proyecciones para el sector económico en que opera. La división de riesgo está estrechamente envuelta en este proceso. Todas las solicitudes contienen un análisis de las fortalezas y debilidades del cliente, una calificación y una recomendación. Los límites de crédito no están determinados sobre la base de los saldos pendientes de los clientes, sino en el riesgo de crédito directo e indirecto del grupo financiero. Por ejemplo, una sociedad anónima sería evaluada junto con sus subsidiarias y afiliadas.

Los créditos de consumo son evaluados y aprobados por sus divisiones de riesgo respectivas (individuos, PYMEs) y el proceso de evaluación se basan en un sistema de evaluación conocido como Garra (Banco Santander) y Syseva de Santander Banefe, ambos procesos son descentralizados, automatizados y se basan en un sistema de puntuación que incluye las políticas de riesgo de crédito implementadas por el Directorio del Banco. El proceso de solicitud de créditos se basa en la recopilación de información para determinar la situación financiera del cliente y la capacidad de pago. Los parámetros que se utilizan para evaluar el riesgo de crédito del solicitante incluyen varias variables tales como: niveles de ingresos, duración del actual empleo, endeudamiento, informes de agencias de crédito.

-	Proporcionar asesoramiento, orientación y conocimientos especializados a las unidades de negocio para promover las mejores prácticas del Banco en la gestión del riesgo de crédito.

Mitigación del riesgo de crédito de otros activos financieros (inversiones, derivados, compromisos)

Como parte del proceso de adquisición de inversiones financieras e instrumentos financieros, el Banco considera la probabilidad de incobrabilidad de los emisores o las contrapartes utilizando evaluaciones internas y externas tales como evaluadoras de riesgos independientes del Banco. Además, el Banco se rige por una política estricta y conservadora la cuál asegura que los emisores de sus inversiones y contrapartes en transacciones de instrumentos derivados sean de la más alta reputación.

Adicionalmente, el Banco opera con diversos instrumentos que, aunque suponen exposición al riesgo de crédito, no están reflejados en el Estado de Situación Financiera Consolidado, como por ejemplo: avales y fianzas, cartas de crédito documentarias, boletas de garantía y compromisos para otorgar créditos.

Los avales y fianzas representan una obligación de pago irrevocable. En caso de que un cliente avalado no cumpla sus obligaciones con terceros caucionadas por el Banco, éste efectuará los pagos correspondientes, de modo que estas operaciones representan la misma exposición al riesgo de crédito que un préstamo común.

Las cartas de crédito documentarias son compromisos documentados por el Banco en nombre del cliente que son garantizados por las mercaderías embarcadas a las cuales se relacionan y, por lo tanto, tienen menor riesgo que un endeudamiento directo. Las boletas de garantía corresponden a compromisos contingentes que se hacen efectivos sólo si el cliente no cumple con la realización de obras pactadas con un tercero, garantizada por aquellas.

Cuando se trata de compromisos para otorgar crédito, el Banco está potencialmente expuesto a pérdidas en un monto equivalente al total no usado del compromiso. Sin embargo, el monto probable de pérdida es menor que el total no usado del compromiso. El Banco monitorea el período de vencimiento de las líneas de crédito porque generalmente los compromisos a largo plazo tienen un mayor riesgo de crédito que los compromisos a corto plazo.

Exposición máxima al riesgo de crédito

Para los activos financieros reconocidos en el Estado de Situación Financiera Consolidado, la exposición al riesgo de crédito es igual a su valor contable. Para las garantías financieras concedidas, la máxima exposición al riesgo de crédito es el máximo importe que el Banco tendría que pagar si la garantía fuera ejecutada.

Estados Financieros 2012 / Banco Santander Chile 136

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°40

ADMINISTRACIÓN DE RIESGOS, continuación

A continuación, se presenta la distribución por activo financiero de la exposición máxima al riesgo de crédito del Banco al 31 de Diciembre de 2012 y 2011, sin deducir las garantías reales ni las mejoras crediticias recibidas:

		Al 31 de Diciembre de
		2012	2011
		Monto de exposición	Monto de exposición
	Nota	MM$	MM$

Efectivo y depósitos en bancos	5	1.250.414	2.793.701
Operaciones con liquidación en curso	5	520.267	276.454
Instrumentos para negociación	6	338.287	409.763
Contrato de retrocompra y préstamos de valores	7	6.993	12.928
Contratos de derivados financieros	8	1.293.212	1.601.896
Créditos y cuentas por cobrar a clientes y adeudado por bancos (neto)	9 y 10	18.416.484	16.910.948
Instrumentos de inversión disponibles para la venta	12	1.826.158	1.661.311

Compromisos de préstamo/crédito no reconocidos:
Cartas de créditos documentarias emitidas	24	199.420	184.649
Cartas de crédito del exterior confirmadas	24	113.878	52.889
Garantías	24	1.046.114	920.986
Líneas de crédito disponibles	24	4.933.335	4.673.525
Avales y fianzas	24	139.059	147.081
Otros compromisos de créditos irrevocables	24	63.828	95.150
Totales		30.147.449	29.741.281

Estados Financieros 2012 / Banco Santander Chile 137

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°40

ADMINISTRACIÓN DE RIESGOS, continuación

En cuanto a la calidad de los créditos, estos se clasifican en conformidad a lo descrito en el compendio de normas de la SBIF al 31 de Diciembre de 2012 y 2011:

	31 de Diciembre de
Categoría	2012				2011
Comerciales Carterizados	Individuales	Porcentaje	Provisión	Porcentaje	Individuales	Porcentaje	Provisión	Porcentaje
	MM$	%	MM$	%	MM$	%	MM$	%

A1	169.601	0,89	59	0,01	109.771	0,63	36	0,01
A2	1.945.252	10,26	1.249	0,23	1.401.030	8,04	1.016	0,19
A3	2.531.416	13,35	2.650	0,48	2.371.890	13,60	2.772	0,53
A4	1.587.998	8,37	12.230	2,22	1.555.956	8,92	13.404	2,56
A5	701.917	3,70	12.356	2,25	510.164	2,93	8.966	1,71
A6	335.676	1,77	13.972	2,54	307.875	1,77	8.927	1,70
B1	133.240	0,70	5.699	1,04	136.783	0,78	8.846	1,69
B2	77.411	0,41	4.714	0,86	67.467	0,39	4.829	0,92
B3	41.266	0,22	5.393	0,98	45.330	0,26	6.390	1,22
B4	35.980	0,19	7.331	1,33	19.680	0,11	1.487	0,28
C1	45.104	0,24	902	0,16	28.888	0,17	578	0,11
C2	30.796	0,16	3.080	0,56	26.896	0,15	2.690	0,51
C3	34.685	0,18	8.672	1,58	47.494	0,27	11.873	2,27
C4	28.246	0,15	11.298	2,05	40.879	0,23	16.352	3,12
C5	36.545	0,19	23.754	4,32	36.163	0,21	23.506	4,49
C6	46.246	0,24	41.622	7,57	40.600	0,23	36.392	6,95
Subtotal	7.781.379	41,02	154.981	28,18	6.746.866	38,69	148.064	28,26

	Grupales	Porcentaje	Provisión	Porcentaje	Grupales	Porcentaje	Provisión	Porcentaje
	MM$	%	MM$	%	MM$	%	MM$	%
Comercial
Cartera normal	2.380.961	12,55	33.821	6,15	2.212.368	12,69	36.394	6,95
Cartera en incumplimiento	417.254	2,20	62.117	11,29	416.039	2,39	60.721	11,59
Subtotal	2.798.215	14,75	95.938	17,44	2.628.407	15,08	97.115	18,54
Vivienda
Cartera normal	5.042.551	26,59	17.485	22,99	4.915.967	28,20	17.962	3,43
Cartera en incumplimiento	229.030	1,21	18.505	24,85	199.696	1,15	17.671	3,37
Subtotal	5.271.581	27,80	35.990	47,84	5.115.663	29,35	35.633	6,80
Consumo
Cartera normal	2.722.492	14,36	126.493	3,18	2.522.156	14,46	93.243	17,80
Cartera en incumplimiento	392.985	2,07	136.766	3,36	421.690	2,42	149.779	28,60
Subtotal	3.115.477	16,43	263.259	6,54	2.943.846	16,88	243.022	46,40
Totales carteras	18.966.652	100,00	550.168	100,00	17.434.782	100,00	523.834	100,00

Estados Financieros 2012 / Banco Santander Chile 138

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°40

ADMINISTRACIÓN DE RIESGOS, continuación

Respecto a la cartera de evaluación individual las distintas categorías corresponden a:

-	Categorías A o Cartera en Cumplimiento Normal, es aquella que está conformada por deudores cuya capacidad de pago les permite cumplir con sus obligaciones y compromisos financieros, y que de acuerdo con la evaluación de su situación económico-financiera, no se visualiza que esta condición cambie en el corto plazo.

-	Categorías B o Cartera Subestándar, es aquella que contempla deudores con dificultades financieras o empeoramiento significativo de su capacidad de pago y sobre los que hay dudas razonables acerca del reembolso total de capital e intereses en los términos contractualmente pactados, mostrando una baja holgura para cumplir con sus obligaciones financieras en el corto plazo.

-	Categorías C o Cartera en Incumplimiento, está conformada por aquellos deudores sobre los cuales se considera remota su recuperación, pues muestran una deteriorada o nula capacidad de pago.

En cuanto a las carteras de evaluación grupal se realiza una evaluación en conjunto de las operaciones que la componen.

Refiérase a la Nota 32 para el detalle de los créditos del Banco deteriorados y sus respectivas provisiones. También refiérase a la Nota 21 para un detalle de los vencimientos de activos financieros del Banco.

Exposición a riesgo al crédito en contratos de derivados con el exterior

Al 31 de Diciembre de 2012, la exposición extranjera del Banco, incluido el riesgo de la contraparte en la cartera de instrumentos derivados, fue de USD 1.275 millones o el 2,4% de los activos.   En la tabla a continuación, la exposición a instrumentos derivados se calcula usando el riesgo de crédito equivalente, que es igual al valor neto del reemplazo más el valor potencial máximo, considerando el colateral en efectivo, que mitiga la exposición. La tabla anterior muestra los límites de exposición fijados por nuestro ALCO.

A continuación, se incluyen detalles adicionales con respecto a nuestra exposición a España e Italia, dado que tienen una calificación sobre 1 y es donde tenemos la mayor exposición en las categorías distintas a 1. No tenemos exposiciones soberanas a España e Italia. A continuación se detalla la exposición a Italia y España al 31 de Diciembre de 2012, considerando el valor razonable de los instrumentos derivados.

País	Clasificación	Instrumentos derivados (ajustados a mercado) MM USD	Depósitos MM USD	Créditos MM USD	Inversiones financieras MM USD	Exposición total MM USD
España	2	19,22	24,47	0,00	0,00	43,69
Italia	2	73,51	4,59	0,00	0,00	78,10
Total		92,73	29,06	0,00	0,00	121,79

*	El monto total de esta exposición a instrumentos derivados debe compensarse diariamente con el colateral y, por ende, la exposición a créditos neta es USD$ 0

Nuestra exposición a España dentro del grupo es la siguiente:

Contraparte	País	Clasificación	Instrumentos derivados (ajustados a mercado) MM USD	Depósitos MM USD	Créditos MM USD	Inversiones financieras MM USD	Exposición total MM USD
Banco Santander España	España	2	19,22	24,47	0,2	0,0	0,0

*	El monto total de esta exposición a instrumentos derivados debe compensarse diariamente con el colateral y, por ende, la exposición a créditos neta es USD$ 0

**	Incluimos nuestra exposición a las sucursales de Santander en Nueva York y Hong Kong como exposición a España.

Estados Financieros 2012 / Banco Santander Chile 139

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°40

ADMINISTRACIÓN DE RIESGOS, continuación

Deterioro de otros instrumentos financieros

Al 31 de Diciembre del 2012 y 2011 el Banco no tuvo deterioros significativos en sus activos financieros diferentes a créditos y/o cuentas por cobrar.

Garantías y mejoras crediticias

La máxima exposición al riesgo de crédito, en algunos casos, se ve reducida por garantías, mejoras crediticias y otras acciones que mitigan la exposición del Banco. En base a ello, la constitución de garantías es un instrumento necesario pero no suficiente en el otorgamiento de un crédito; por tanto la aceptación del riesgo por parte del Banco requiere la verificación de otras variables o parámetros tales como la capacidad de pago o generación de recursos para mitigar el riesgo contraído.

Los procedimientos para la gestión y valoración de garantías están recogidos en la política interna de gestión de riesgo. En dichas políticas se establecen los principios básicos para la gestión del riesgo de crédito, lo que incluye la gestión de las garantías recibidas en las operaciones con clientes. En este sentido, el modelo de gestión de riesgos incluye valorar la existencia de garantías apropiadas y suficientes que permitan llevar a cabo la recuperación del crédito cuando las circunstancias del deudor no le permitan hacer frente a sus obligaciones.

Los procedimientos utilizados para la valoración de las garantías son acordes a las mejores prácticas del mercado, que implican la utilización de tasaciones en garantías inmobiliarias, precio de mercado en valores bursátiles, valor de las participaciones en un fondo de inversión, etc. Todas las garantías reales recibidas deben estar correctamente instrumentadas e inscritas en el registro correspondiente, así como contar con la aprobación de las divisiones legales del Banco.

El Banco además cuenta con herramientas de calificación que permiten ordenar la calidad crediticia de las operaciones o clientes. Para poder estudiar cómo varía esta probabilidad, el Banco dispone de bases de datos históricas que almacenan la información generada internamente. Las herramientas de calificación varían según el segmento del cliente analizado (comerciales, consumo, PYMEs, etc.).

Se presenta a continuación el detalle de garantías, colaterales o mejoras crediticias a favor del Banco al 31 de Diciembre de 2012 y 2011:

	Al 31 de Diciembre de
	2012	2011
	MM$	MM$
Activos financieros no deteriorados:
Propiedades/hipotecas	11.462.572	8.285.570
Inversiones y otros	869.036	716.735
Activos financieros deteriorados:
Propiedades/hipotecas	1.145.721	622.723
Inversiones y otros	105.903	102.906
Totales	13.583.232	9.727.934

Estados Financieros 2012 / Banco Santander Chile 140

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°40

ADMINISTRACIÓN DE RIESGOS, continuación

Riesgo de liquidez

El riesgo de liquidez es el riesgo de que el Banco tenga dificultades para cumplir con las obligaciones asociadas con sus obligaciones financieras.

Gestión de riesgo de liquidez

El Banco está expuesto diariamente a requerimientos de fondos en efectivo provenientes de varias transacciones bancarias tales como giros de cuentas corrientes, pagos de depósitos a plazo, pagos de garantías, desembolsos de operaciones con derivados, etc. Como es inherente a la actividad bancaria, el Banco no mantiene fondos en efectivo para cubrir el saldo de esas posiciones, puesto que la experiencia muestra que sólo un nivel mínimo de estos fondos será retirado, lo cual puede ser previsto con un alto grado de certeza.

El enfoque del Banco a la gestión de la liquidez es asegurar, a la medida que sea posible, siempre tener suficiente liquidez para cumplir con sus obligaciones a su vencimiento, en circunstancias normales y condiciones de estrés, sin incurrir en pérdidas inaceptables o correr el riesgo de daño a la reputación del Banco. El Directorio fija límites en una porción mínima de fondos por vencer disponibles para cumplir dichos pagos y sobre un nivel mínimo de operaciones interbancarias y otras facilidades de préstamos que deberían estar disponibles para cubrir giros a niveles inesperados de demanda, lo cual es revisado periódicamente. Por otra parte, el Banco debe cumplir con límites regulatorios dictados por la SBIF para los descalces de plazos.

Esos límites afectan a los descalces entre flujos futuros de ingresos y de egresos del Banco considerado individualmente y son los siguientes:

i.	descalces de hasta 30 días para todas las monedas, hasta una vez el capital básico;
ii.	descalces de hasta 30 días para las monedas extranjeras, hasta una vez el capital básico; y
iii.	descalces de hasta 90 días para todas las monedas, dos veces el capital básico.

El departamento de tesorería recibe información de todas las unidades de negocio sobre el perfil de liquidez de sus activos y pasivos financieros y detalles de otros flujos de efectivo proyectados que deriven de negocios futuros. De acuerdo a esta información, tesorería mantiene una cartera de activos líquidos a corto plazo, compuestos en gran parte de inversiones líquidas, préstamos y anticipos a otros bancos, para garantizar que el Banco mantenga suficiente liquidez. Las necesidades de liquidez de las unidades de negocio se cumplen a través de transferencias a corto plazo desde tesorería para cubrir cualquier fluctuación a corto plazo y la financiación de largo plazo para abordar todos los requisitos de liquidez estructural.

El Banco monitorea su posición de liquidez de forma diaria, determinando los flujos futuros de sus egresos e ingresos. Además al cierre de cada mes se realizan pruebas de estrés, para lo cual se utilizan una variedad de escenarios que abarcan tanto condiciones normales de mercado como condiciones de fluctuación del mismo. La política de liquidez y los procedimientos están sujetos a revisión y aprobación del Directorio del Banco. Informes periódicos son generados detallando la posición de liquidez del Banco y sus filiales, incluyendo cualquier excepción y medidas correctoras adoptadas, los cuales se someten regularmente a la revisión por el ALCO.

El Banco se basa en los depósitos de clientes (retail) e institucionales, obligaciones con bancos, instrumentos de deuda y depósito a plazo como sus principales fuentes de financiación. Si bien la mayoría de las obligaciones con bancos, instrumentos de deuda y depósito a plazo tienen vencimientos superiores a un año, los depósitos de los clientes (retail) e institucionales suelen tener vencimientos más cortos y una gran proporción de ellos son pagaderos dentro de 90 días. La naturaleza a corto plazo de estos depósitos aumenta el riesgo de liquidez del Banco y por ende el Banco gestiona activamente este riesgo mediante la supervisión constante de las tendencias de mercado y el manejo de precios.

Estados Financieros 2012 / Banco Santander Chile 141

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°40

ADMINISTRACIÓN DE RIESGOS, continuación

La exposición al riesgo de liquidez

Una de las medidas clave utilizada por el Banco para la gestión de riesgo de liquidez es la proporción de activos líquidos netos a los depósitos de los clientes. Para este fin, los activos líquidos netos deben incluir caja/efectivo, equivalentes de efectivo e inversiones de deuda para los cuales existan un mercado activo y líquido menos los depósitos de los bancos, valores de renta fija emitidos, préstamos y otros compromisos con vencimiento en el próximo mes. Una medida similar, pero no idéntica, se utiliza como calculo para medir el cumplimiento del Banco con el límite de liquidez establecido por la SBIF, donde el Banco determina el descalce entre sus derechos y obligaciones según vencimientos de acuerdo al comportamiento estimado. Las proporciones de los descalces a 30 días en relación al capital y 90 días respecto a 2 veces el capital se muestra en el siguiente cuadro:

	Al 31 de Diciembre de
	2012	2011
	%	%
A 30 días	51,00	21,00
A 30 días moneda extranjera	3,00	17,00
A 90 días	29,00	53,00

Seguidamente se presenta el desglose, por vencimientos contractuales, de los saldos de los activos y pasivos del Banco al 31 de Diciembre de 2012 y 2011, considerando además aquellos compromisos no reconocidos:

Al 31 de Diciembre de 2012	A la vista	Hasta 1 mes	Entre 1 y 3 meses	Entre 3 y 12 meses	Entre 1 y 5 años	Más de 5 años	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Vencimiento de activos (Nota 21)	2.954.752	1.353.187	2.081.752	3.969.599	7.060.705	6.781.988	24.201.983
Vencimiento de pasivos (Nota 21)	(5.396.782)	(5.423.233)	(2.740.256)	(3.219.159)	(3.236.072)	(2.003.864)	(22.019.366)
Vencimiento neto	(2.442.030)	(4.070.046)	(658.504)	750.440	3.824.633	4.778.124	2.182.617
Compromisos de préstamo/crédito no reconocidos:
Avales y fianzas	-	(23.315)	(24.201)	(22.051)	(65.571)	(3.921)	(139.059)
Cartas de crédito del exterior confirmadas	-	(4.786)	(22.127)	(40.870)	(46.095)	-	(113.878)
Cartas de créditos documentarias emitidas	-	(52.056)	(103.153)	(6.351)	(37.860)	-	(199.420)
Garantías	-	(82.428)	(136.561)	(312.299)	(488.770)	(26.056)	(1.046.114)

Vencimiento neto, incluyendo compromisos	(2.442.030)	(4.232.631)	(944.546)	368.869	3.186.337	4.748.147	684.146

Al 31 de Diciembre de 2011	A la vista	Hasta 1 mes	Entre 1 y 3 meses	Entre 3 y 12 meses	Entre 1 y 5 años	Más de 5 años	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Vencimiento de activos (Nota 21)	3.599.575	2.272.721	1.675.813	3.402.246	6.829.887	6.410.593	24.190.835
Vencimiento de pasivos (Nota 21)	(4.854.055)	(4.955.437)	(3.217.968)	(3.670.122)	(3.389.892)	(1.893.654)	(21.981.128)
Vencimiento neto	(1.254.480)	(2.682.716)	(1.542.155)	(267.876)	3.439.995	4.516.939	2.209.707
Compromisos de préstamo/crédito no reconocidos:
Avales y fianzas	(195)	(22.058)	(31.783)	(27.934)	(59.849)	(5.262)	(147.081)
Cartas de crédito del exterior confirmadas	-	(21.653)	(19.091)	(377)	(11.768)	-	(52.889)
Cartas de créditos documentarias emitidas	(28)	(58.637)	(85.747)	(1.552)	(38.685)	-	(184.649)
Garantías	(135)	(77.553)	(120.989)	(314.486)	(383.712)	(24.111)	(920.986)

Vencimiento neto, incluyendo compromisos	(1.254.838)	(2.862.617)	(1.799.765)	(612.225)	2.945.981	4.487.566	904.102

Las tablas anteriores muestran los flujos de efectivo sin descontar de los activos y pasivos financieros del Banco sobre la base estimada de vencimientos. Los flujos de caja esperados del Banco por estos instrumentos, pueden variar considerablemente en comparación a este análisis. Por ejemplo, se espera que los depósitos a la vista se mantengan estables o tengan una tendencia creciente, y los compromisos de préstamos no reconocidos no se espera que se ejecuten todos los que se han dispuesto. Además, el desglose anterior excluye las líneas de crédito disponible, ya que éstas carecen de vencimientos definidos contractuales.

Estados Financieros 2012 / Banco Santander Chile 142

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°40

ADMINISTRACIÓN DE RIESGOS, continuación

Riesgo de mercado

El riesgo de mercado surge como consecuencia de la actividad mantenida en los mercados, mediante instrumentos financieros cuyo valor puede verse afectado por variaciones en las condiciones del mercado, reflejadas en cambios en los diferentes activos y factores de riesgos financieros. El riesgo puede ser mitigado a través de coberturas mediante otros productos (activos/pasivos o derivados), o deshaciendo la operación/posición abierta. El objetivo de la gestión de riesgo de mercado es la gestión y el control de la exposición al riesgo de mercado dentro de parámetros aceptables.

Existen cuatro grandes factores de riesgo que afectan a los precios de mercado: tipos de interés, tipos de cambio, precio, e inflación. Adicionalmente, y para determinadas posiciones, resulta necesario considerar también otros riesgos, tales como el riesgo de spread, riesgo de base, riesgo de commodities, la volatilidad o el riesgo de correlación.

Gestión de riesgo de mercado

La gestión interna del Banco para medir el riesgo de mercado se basa principalmente en los procedimientos y normas de Santander España, los cuales se basan en analizar la gestión en tres componentes principales:

-	cartera de negociación;
-	cartera de gestión financiera local;
-	cartera de gestión financiera foránea.

La cartera de negociación se compone principalmente de aquellas inversiones valoradas a su valor justo, libre de cualquier restricción para su venta inmediata y que con frecuencia son comprados y vendidos por el Banco con la intención de venderlos en el corto plazo a fin de beneficiarse de las variaciones de precios a corto plazo. Las carteras de gestión financiera incluyen todas las inversiones financieras no consideradas en la cartera de negociación.

La responsabilidad general de riesgo de mercado recae en el ALCO. El departamento de riesgos/finanzas del Banco es el responsable de la elaboración de políticas detalladas de gestión y de su aplicación en la operativa del Banco conforme a las directrices establecidas por el ALCO y por el Departamento de Riesgo Global del Banco Santander de España.

Las funciones del departamento en relación a la cartera de negociación conlleva lo siguiente:

i.	aplicar las técnicas de “Valor en Riesgo” (VaR) para medir el riesgo de tipo de interés,
ii.	ajustar a mercado las carteras de negociación y la medición de la utilidad y pérdida diaria de las actividades comerciales,
iii.	comparar el VAR real con los límites establecidos,
iv.	establecer procedimientos de control de pérdidas en exceso de límites predeterminados y
v.	proporcionar información sobre las actividades de negociación para el ALCO, otros miembros de la Administración del Banco, y el Departamento de Riesgo Global de Santander – España.

Las funciones del departamento en relación a las carteras de gestión financiera conlleva lo siguiente:

i.	aplicar simulaciones de sensibilidad (como se explica abajo) para medir el riesgo de tipo de interés de las actividades en moneda local y la pérdida potencial previstas por estas simulaciones y
ii.	proporciona los informes diarios respectivos al ALCO, otros miembros de la Administración del Banco, y el Departamento de Riesgo Global de Santander – España.

Riesgo de mercado – Cartera de negociación

El Banco aplica metodologías de VaR para medir el riesgo de mercado de su cartera de negociación. El Banco tiene una posición comercial consolidada compuesta de inversiones de renta fija, comercio de monedas foráneas y una mínima posición de inversiones en acciones. La composición de esta cartera se compone esencialmente de bonos del Banco Central de Chile, bonos hipotecarios y bonos corporativos emitidos localmente de bajo riesgo. Al cierre de año la cartera de negociación no presentaba inversiones en carteras accionarias.

Estados Financieros 2012 / Banco Santander Chile 143

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°40

ADMINISTRACIÓN DE RIESGOS, continuación

Para el Banco, la estimación del VaR se realiza bajo la metodología de simulación histórica, la cual consiste en observar el comportamiento de las pérdidas y ganancias que se hubieran producido con la cartera actual de estar vigentes las condiciones de mercado de un determinado período histórico para, a partir de esa información, inferir la pérdida máxima con un determinado nivel de confianza. La metodología tiene la ventaja de reflejar de forma precisa la distribución histórica de las variables de mercado y de no requerir ningún supuesto de distribución de probabilidad específica. Todas las medidas VaR están destinadas a determinar la función de distribución para el cambio en el valor de una cartera determinada, y una vez conocida esta distribución, para calcular el percentil relacionados con el nivel de confianza necesario, que será igual al valor en riesgo en virtud de esos parámetros. Según lo calculado por el Banco, el VaR es una estimación de la pérdida máxima esperada del valor de mercado de una determinada cartera en un horizonte de 1 día a una confianza del 99,00%. Es la pérdida máxima de un día en que el Banco podría esperar a sufrir en una determinada cartera con el 99,00% de nivel de confianza. En otras palabras, es la pérdida que el Banco esperaría superar solo el 1.0% del tiempo. El VaR proporciona una sola estimación del riesgo de mercado que no es comparable de un riesgo de mercado a otro. Los retornos se calculan utilizando una ventana temporal de 2 años o al menos 520 datos obtenidos desde la fecha de referencia de cálculo del VaR hacia atrás en el tiempo.

El Banco no calcula tres VaR separados. Se calcula un solo VaR para toda la cartera de negociación la que, además, está segregada por tipo de riesgo. El programa VaR realiza una simulación histórica y calcula un Estado de ganancias y pérdidas (G&P) por 520 puntos de datos (días) para cada factor de riesgo (renta fija, divisas y renta variable). El G&P de cada factor de riesgo se suma y se calcula un VaR consolidado con 520 puntos o días de datos. A la vez, se calcula el VaR para cada factor de riesgo basado en el G&P individual calculado para cada factor. Es más, se calcula un VaR ponderado de la forma descrita anteriormente pero que da una ponderación mayor a los 30 puntos de datos más recientes. Se informa el mayor de los dos VaR. En 2011 y 2010, todavía se usaba el mismo modelo VaR y no habido ningún cambio de metodología.

El Banco usa las estimaciones VaR para entregar una advertencia en caso de que las pérdidas estimadas estadísticamente en la cartera de negociación excedan los niveles prudentes y, por ende, existen ciertos límites predeterminados.

Limitaciones del modelo VaR

Al aplicar esta metodología de cálculo no se hace ningún supuesto sobre la distribución de probabilidad de los cambios en los factores de riesgo, simplemente se utilizan los cambios observados históricamente para generar escenarios para los factores de riesgo en los que se valorará cada una de las posiciones en cartera.

Se hace necesaria la definición de una función de valoración fj(xi) para cada instrumento j, preferiblemente la misma que utiliza para el cálculo del valor de mercado y resultados de la posición diaria. Esta función de valoración se aplicará en cada escenario para generar precios simulados de todos los instrumentos en cada escenario.

Además, la metodología VaR debe interpretarse considerando las siguientes limitaciones:

-	Cambios en las tasas de mercado y los precios pueden no ser variables aleatorias independientes e idénticamente distribuidas, ni tampoco tener una distribución normal. En particular, el supuesto de distribución normal puede subestimar la probabilidad de movimientos extremos del mercado;

-	Los datos históricos utilizados por el Banco puede que no proporcionen la mejor estimación de la distribución conjunta de cambios en los factores de riesgo en el futuro, y cualquier modificación de los datos puede ser inadecuada. En particular, el uso de los datos históricos puede fallar en captar el riesgo de posibles fluctuaciones del mercado extremas y adversas independiente del periodo de tiempo utilizado.

-	Un horizonte de tiempo de 1 día puede que no capte plenamente aquellas posiciones de riesgo de mercado que no puedan ser liquidadas o cubiertas en un día. No sería posible liquidar o cubrir todas las posiciones en un día;

-	El VaR se calcula al cierre de los negocios, no obstante las posiciones de negociación pueden cambiar sustancialmente en el transcurso del día de negociación;

-	El uso de 99% de nivel de confianza no toma en cuenta, ni hace ninguna declaración acerca de, las pérdidas que puedan ocurrir más allá de este nivel de confianza, y

-	El modelo como tal VaR no captura todos los efectos complejos de los factores de riesgo sobre el valor de las posiciones o carteras, y por tanto, podría subestimar las pérdidas potenciales.

Estados Financieros 2012 / Banco Santander Chile 144

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°40

ADMINISTRACIÓN DE RIESGOS, continuación

En ningún momento de los años 2012 y 2011, el Banco excedió los límites VaR en relación a los 3 componentes que componen la cartera de negociación: inversiones renta fija, inversiones de renta variable e inversiones en moneda extranjera.

El Banco realiza back-testing diariamente y, por lo general, se descubre que las pérdidas por negociaciones superan al VaR estimado casi uno de cada 100 días comerciales. A la vez, se estableció un límite al VaR máximo que se esta dispuesto a aceptar sobre la cartera de negociación. Tanto en 2012 como 2011, el Banco se ha mantenido dentro del límite máximo que estableció para el VaR, incluso en aquellas instancias en que el VaR real superó el estimado.

Los niveles altos, bajos y promedios por cada componente y para cada año, fueron los siguientes:

VAR	2012 MMUSD	2011 MMUSD
Consolidado:
Alta	4,62	11,02
Baja	0,96	2,39
Promedio	2,33	6,07

Inversiones renta fija:
Alta	4,99	11,18
Baja	0,95	2,54
Promedio	2,24	6,09

Inversiones renta variable:
Alta	0,07	0,23
Baja	0,00	0,00
Promedio	0,00	0,07

Inversiones moneda extranjera
Alta	3,23	3,87
Baja	0,03	0,09
Promedio	0,66	0,90

Riesgo de mercado – Cartera de gestión financiera local y foránea

La cartera de gestión financiera del Banco incluye la mayoría de los activos del Banco y los pasivos que no son de negociación, incluyendo la cartera de créditos/préstamos. Para estas carteras, las decisiones de inversión y de financiación están muy influenciadas por las estrategias comerciales del Banco.

El Banco utiliza un análisis de sensibilidad para medir el riesgo de mercado de la moneda local y extranjera (no incluidos en la cartera de negociación). El Banco realiza una simulación de escenarios la cual vendrá calculada como la diferencia existente entre el valor presente de los flujos en el escenario escogido (curva con movimiento paralelo de 100 pb en todos sus tramos) y su valor en el escenario base (mercado actual). Todas las posiciones en moneda local indexadas a inflación (UF) se ajustan por un factor de sensibilidad de 0,57 lo que representa un cambio de la curva de tipos en 57 puntos base en las tasas reales y 100 puntos base en las tasas nominales. El mismo escenario se lleva a cabo para las posiciones en moneda extranjera netas y las tasas de interés de en US dólares. El Banco además ha establecido límites en cuanto a la pérdida máxima que estos tipos de movimientos en tasas de intereses puedan tener sobre el capital y los ingresos financieros netos presupuestados para el año.

Para determinar el límite consolidado, se agrega el límite de moneda extranjera al límite de la moneda local tanto para el límite de pérdida financiera neta como para el límite de pérdida de capital y reservas, usando la siguiente fórmula:

Límite consolidado = raíz cuadrada de a2 + b2 + 2ab

a: límite en moneda nacional.

b: límite en moneda extranjera.

Puesto que se asume que la correlación es 0. 2ab = 0.

Estados Financieros 2012 / Banco Santander Chile 145

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°40

ADMINISTRACIÓN DE RIESGOS, continuación

Limitaciones de los modelos de sensibilidad

El supuesto más importante es el uso de un cambio de 100 puntos base en la curva de rendimiento (57 puntos base para las tasas reales). El Banco utiliza un cambio de 100 puntos base dado a que cambio repentinos de esta magnitud se consideran realistas. El Departamento de Riesgo Global de Santander España también ha establecido unos límites comparables por país, a fin de poder comparar, monitorear y consolidar el riesgo de mercado por país de una manera realista y ordenada.

Además, la metodología de simulaciones de sensibilidad debe interpretarse considerando las siguientes limitaciones:

-	La simulación de escenarios supone que los volúmenes permanezcan en el Estado de Situación Financiera Consolidado del Banco y que siempre son renovados a su vencimiento, omitiendo el hecho de que ciertas consideraciones de riesgo de crédito y pagos anticipados pueden afectar el vencimiento de determinadas posiciones.

-	Este modelo supone un cambio igual en toda la curva de rendimiento de todo y no toma en cuenta los diferentes movimientos para diferentes vencimientos.

-	El modelo no tiene en cuenta la sensibilidad de volúmenes que resulte de los cambios en las tasas de interés.

-	Los límites a las pérdidas de los ingresos financieros presupuestados, se calculan sobre una base de ingresos financieros previstos para el año que no se puede obtener, lo que significa que el porcentaje real de los ingresos financieros en situación de riesgo podría ser mayor de lo esperado.

Riesgo Mercado – Cartera de gestión financiera – 31 de Diciembre de 2012 y 2011

	2012		2011
	Efecto en ingresos financieros	Efecto en capital	Efecto en ingresos financieros	Efecto en capital

Cartera de gestión financiera – moneda local (en $ MM)
Límite de pérdida	37.300	167.530	22.380	167.530
Alta	26.233	100.175	19.823	107.745
Baja	13.885	85.546	590	71.805
Promedio	20.054	92.312	9.053	93.328
Cartera de gestión financiera – moneda extranjera (en millones $US)
Límite de pérdida	40,0	40,0	44,0	44,0
Alta	24,3	14,7	22,8	16,0
Baja	3,7	4,5	3,0	1,2
Promedio	12,8	11,7	14,1	7,8
Cartera de gestión financiera – consolidada (en $MM)
Límite de pérdida	39.200	167.530	37.300	167.530
Alta	26.437	100.201	21.149	107.845
Baja	17.037	85.566	7.032	71.863
Promedio	21.165	92.457	13.004	93.417

Riesgo operacional

El riesgo operacional es el riesgo de pérdidas directas o indirectas derivadas de una amplia variedad de causas relacionadas con los procesos del Banco, personal, tecnología e infraestructura, y factores externos que no sean de crédito, mercado o liquidez, tales como los relacionados a los requisitos legales o regulatorios. Los riesgos operativos surgen de todas las operaciones del Banco.

El objetivo del Banco es la gestión de riesgo operacional a fin de mitigar las pérdidas económicas y daños a la reputación del Banco con una estructura flexible de control interno.

La Administración del Banco tiene la responsabilidad primordial para el desarrollo y aplicación de los controles para hacer frente a los riesgos operativos. Esta responsabilidad es apoyada por el desarrollo global de los estándares del Banco para la gestión del riesgo operacional en las siguientes áreas:

-	Requisitos para la adecuada segregación de funciones, incluyendo la autorización independiente de operaciones
-	Requisitos para la reconciliación y supervisión de transacciones

Estados Financieros 2012 / Banco Santander Chile 146

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2012 y 2011

NOTA N°40

ADMINISTRACIÓN DE RIESGOS, continuación

-	Cumplimiento con los requisitos legales y regulatorios aplicables
-	Documentación de controles y procedimientos
-	Requisitos para la evaluación periódica de los riesgos operativos aplicables, y la adecuación de los controles y procedimientos para hacer frente a los riesgos identificados
-	Requisitos para la revelación de pérdidas operativas y las medidas correctoras propuestas
-	Desarrollo de planes de contingencia
-	Capacitación y formación/desarrollo profesional
-	Establecimiento de normas ética de negocio
-	Reducción o mitigación de riesgos, incluyendo contratación de pólizas de seguros si tales son efectivas.

El cumplimiento de las normas del Banco se apoya en un programa de revisiones periódicas realizadas por auditoria interna del Banco y cuyos resultados de examinaciones son presentadas internamente a la gerencia de la unidad de negocio examinada y al CDA.

Concentración de riesgo

El Banco opera principalmente en Chile, por tanto la mayoría de sus instrumentos financieros están concentrados es ese país. Refiérase a la Nota 10 de los estados financieros para un detalle de la concentración por industria de los créditos y cuentas por cobrar del Banco.

NOTA N°41

HECHOS POSTERIORES

No existen hechos posteriores ocurridos entre el 01 de Enero de 2013 y la fecha de emisión de estos Estados Financieros (21 de Enero de 2013) que revelar.

FELIPE CONTRERAS FAJARDO Gerente de Contabilidad	CLAUDIO MELANDRI HINOJOSA Gerente General

Estados Financieros 2012 / Banco Santander Chile 147